
03057865


MAY 1 2003
1086

NorthWestern CORPORATION

Taking Action. Making Changes.



2002 ANNUAL REPORT

NorthWestern Corporation is focused on delivering award-winning reliable, competitively priced electricity and natural gas service to more than 598,000 customers primarily in Montana, South Dakota and Nebraska.



Headquartered in Sioux Falls, S.D., the company has one of the largest energy delivery platforms in the Upper Midwest and NorthWest United States. Our electric system has more than 26,000 miles of transmission and distribution lines and associated facilities serving 299 communities and surrounding rural areas covering two-thirds of Montana, eastern South Dakota and Yellowstone National Park in Wyoming.

Our natural gas system includes nearly 7,500 miles of transmission and distribution pipelines and storage facilities that serve 168 communities and surrounding rural areas in Montana, South Dakota and central Nebraska.

NorthWestern also has investments in Expanets, Inc., a provider of networked communications and data services to small and mid-sized businesses, and Blue Dot Services Inc., a provider of heating, ventilation and air conditioning services to residential and commercial customers.

NorthWestern™
CORPORATION

FINANCIAL SUMMARY

YEARS ENDED DECEMBER 31 *in thousands except per share amounts*	**2002**	2001
Revenues	$1,991,509	$1,723,978
Earnings (Losses) on Common Stock	$(892,943)	$37,514
Diluted Earnings per Average Common Share:		
Continuing Operations	$(26.17)	$1.58
Discontinued Operations	(3.42)	(.05)
Extraordinary Item	(.45)	–
Total	$(30.04)	$1.53
Dividends Declared per Average Common Share	$1.27	$1.21
Assets	$2,672,925	$2,641,685
Total Debt	$1,761,894	$767,794

The year 2002 was an extremely disappointing year for NorthWestern Corporation. The company experienced a loss on common stock of $892.9 million and saw its market capitalization drop significantly. The majority of our challenges stemmed from the implementation of a diversification strategy during the past several years. As a part of this strategy, NorthWestern compiled a significant amount of debt to finance acquisitions of three nonutility businesses: Blue Dot, a provider of heating, ventilation and air conditioning services; Expanets, a provider of networked communications and data services; and CornerStone Propane, a retail propane company. Our experience with our nonutility businesses has been very poor. They have failed to meet our performance expectations, thereby adversely impacting our overall results in 2002.

I was elected Chief Executive Officer by your company's Board of Directors on Jan. 7, 2003, with a clear mandate to turn around NorthWestern's performance by returning our focus to the core electric and natural gas utility business and reducing debt. The first challenge we faced was to identify the problems that needed to be resolved. Our second challenge is to renew faith in the company by successfully implementing solutions to strengthen our financial position and address deficiencies we found in our internal financial controls and procedures. Before I discuss our turnaround efforts, let me briefly review our 2002 results.

NorthWestern reported a loss on common stock of $892.9 million or $30.04 per diluted share in 2002, compared with earnings on common stock of $37.5 million or $1.53 per diluted share in 2001. Consolidated revenues increased to $2.0 billion, up 15.5 percent from $1.7 billion in 2001. Our core utility business performed well in 2002, however, those results were overshadowed by operational difficulties experienced by our nonutility businesses along with $878.5 million in charges, the bulk of which stemmed from the write-down of the value of our investment in those businesses. More detailed information on the significant charges we took in 2002 and other financial information are in this report beginning with the *Management's Discussion and Analysis* on page 6.

TO OUR **SHAREHOLDERS**



Gary G. Drook,
Chief Executive Officer

TURNAROUND PLAN BEING IMPLEMENTED

In my first few months as CEO of NorthWestern, we have been channeling our efforts toward implementing a turnaround plan designed to strengthen our balance sheet and improve our financial performance.

While we have a significant task ahead of us, the first critical step has been taken in conducting an intensive financial and operational review to identify problems and target goals for improvement.

The primary goals we have identified for 2003 are:

Returning our focus to the core electric and natural gas utility business, which continues to perform well.

Reducing debt by applying net proceeds from the sale of noncore assets and businesses, including Blue Dot and Expanets.



Reducing costs and improving cash flow.

Strengthening internal financial controls and procedures.

Above: *Kip Atkinson (L) and Robert Emineth (R) change insulators on a 500 kV transmission tower about 100 feet above the ground outside of Billings, MT.*

RETURNING OUR FOCUS TO THE CORE UTILITY BUSINESS

In assessing our businesses, we have found the most value in the assets of NorthWestern Energy, our electric and natural gas utility business. In our 80th year as an independent utility company, I am proud to say that we have built a core energy delivery business that generates stable revenues and cash flow. In 2002, NorthWestern Energy grew dramatically as a result of the acquisition of the regulated electric and natural gas transmission and distribution business of the former Montana Power Company. Our core energy business has performed well.

The success of our core energy business is driven by our extremely experienced and talented employees. This team is dedicated to meeting and exceeding the needs of our customers as they deliver affordable, award-winning reliable and safe service. During the year, both our Montana and South Dakota electric operations received the prestigious ReliabilityOne™ Award as the top performing utility in our region. Moreover, the American Gas Association named us one of the safest natural gas utilities in the country.

The addition of the Montana operations has made NorthWestern one of the largest utility providers in the Upper Midwest

electric and natural gas DISTRIBUTION


Havre
Kalispell
Great Falls
Helena
Missoula
Butte
Billings
Bozeman
Yellowstone National Park

LEGEND

- **Electric Only**
- **Gas Only**
- **Gas and Electric**
- **Electric Transmission Lines**
- **Gas Pipelines** (company-owned and supplier-owned)
- **Electric Generating Plant** (steam)
- **Electric Generating Plant** (internal combustion)

and Northwest United States. We are continuing to focus on improving our utility operations while supporting economic development in the areas we serve. As an example, NorthWestern has become a leader in supplying the energy needs for value-added agriculture in South Dakota. In 2002, we signed three natural gas supply and management contracts and built more than 50 miles of new pipeline infrastructure for three ethanol production facilities in the state. When construction is completed in 2003, we will supply a total of eight ethanol plants with an estimated 11 MMBTU of natural gas — enough to heat nearly 122,000 homes for one year.

ERVICE AREA


COYOTE I
BIG STONE
Aberdeen
Huron
Brookings
Mitchell
Yankton
NEAL #4
North Platte
Grand Island
Kearney

As we return our focus to the core utility business, we have retained professional advisors to help us pursue the possible sale or disposition of Blue Dot and Expanets. Moreover, we do not intend to make any additional material investments in these businesses. We no longer have an economic interest in CornerStone Propane.

REDUCING DEBT

We currently have $2.2 billion in debt and trust preferred instruments outstanding. Our ability to reduce debt is key to the success of our turnaround plan. In addition to the possible sale of Blue Dot and Expanets, we are working toward the sale of other noncore assets including the Montana First Megawatts generation project and other smaller investments and enforcing a contract to sell our Colstrip electric transmission line in Montana. If we are successful in selling these assets, proceeds will be used to reduce debt. In addition, we are also reviewing corporate overhead and will significantly reduce costs throughout our businesses. The suspension of the common stock dividend, while a difficult decision, was necessary due to our current financial position.

Below: *Bill Miller, technical manager at Dakota Ethanol Corn Processors, stands outside the Wentworth, SD, ethanol plant. NorthWestern Energy will serve the energy needs of eight ethanol plants in South Dakota in 2003.*



BUILDING TRUST

Recognizing that past failure to meet performance expectations has damaged our credibility, we have made the commitment to reestablish confidence and trust in NorthWestern and its leadership.

Our Board of Directors and the leadership team are identifying best governance practices to be implemented at NorthWestern. As CEO, I do not have an employment agreement with the company and will be judged solely on my performance in bringing about NorthWestern's turnaround. We have separated the chairmanship of the Board of Directors from the chief executive position, with Marilyn R. Seymann elected as nonexecutive chairman and chairman of the board's governance committee. Marilyn is president and chief executive officer of M ONE, Inc., a financial services consulting firm. She is highly qualified to fill these two important roles as she serves on the boards of directors of two other NYSE-traded companies and has authored numerous papers and is currently publishing a book on corporate governance.

We are working to strengthen our internal accounting controls and procedures after we determined that our internal controls did not meet our expectations. We have retained outside professional advisors to evaluate the company's current financial controls and provide recommendations for improvements. We have hired a vice president of audit and controls, reporting directly to me, to further assess, implement and monitor internal controls. We are implementing enhanced disclosure controls and procedures to meet the requirements of the new Sarbanes-Oxley Act of 2002.

LOOKING FORWARD

We are committed to reducing debt and improving NorthWestern's financial condition. Our future is linked to the performance of our core utility business. While we have made some initial progress, we still have a considerable task ahead of us. While 2002 was a very difficult year, we are working diligently to revitalize NorthWestern in the years ahead.

2003 TURNAROUND GOALS

- Returning our focus to the core electric and natural gas utility business, which continues to perform well.
- Reducing debt by applying net proceeds from the sale of noncore assets and businesses, including Blue Dot and Expanets.
- Reducing costs and improving cash flow.
- Strengthening internal financial controls and procedures.

On behalf of everyone at NorthWestern, I thank our customers and vendors for their continued support through what has been a turbulent time. To all my colleagues at NorthWestern, I express my gratitude for your support, belief and dedication to the challenge of moving the company forward.

Sincerely,



Gary G. Drook
Chief Executive Officer
April 15, 2003



Above (R): *Stan Liechti, district superintendent, checks natural gas line pressure at a town border station near Milbank, SD.*

Above (L): *NorthWestern Energy linemen work on a phase of a 7,200 kV line relocation in Aberdeen, SD.*

NORTHWESTERN CORPORATION
FINANCIAL REVIEW



NorthWestern Corporation and Subsidiaries

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and Five-Year Financial Summary contained elsewhere in this Annual Report. For additional information related to our industry segments, see Note 23 of "Notes to Consolidated Financial Statements" of our consolidated financial statements. For information regarding our revenues, profits/losses and assets, see our consolidated financial statements.

Overview

We operate our business in five reporting segments:

- electric utility operations,
- natural gas utility operations,
- communications,
- HVAC, plumbing and related services, and
- all other, which primarily consists of our other miscellaneous service and nonenergy related operations and activities that are not included in the other identified segments, together with the unallocated corporate costs and investments, and any eliminating amounts.

Our financial condition has been significantly and negatively affected by the poor performance of our nonenergy businesses and our significant indebtedness. NorthWestern reported losses on common stock for the year ended December 31, 2002, of $892.9 million, or $30.04 per diluted share, compared with earnings on common stock of $37.5 million, or $1.53 per diluted share, in 2001. Full-year 2002 results were negatively impacted by $878.5 million in charges as further described below.

In February 2003, we outlined the elements of a turnaround plan intended to strengthen our balance sheet and improve our financial performance. The primary elements of our turnaround plan are to focus on our core electric and natural gas utility business and a commitment to reduce our debt through the application of proceeds from the sale of noncore assets, including Expanets, Blue Dot, our Colstrip Transmission Line and the Montana First Megawatts generation project. Absent proceeds from the sale of noncore assets, significant improvements in the operating results of our nonenergy businesses, restructuring of our debt or raising additional capital, we will not have the ability to materially reduce our debt, and our ability to fund our operations and service our substantial indebtedness will be adversely affected.

Consolidated revenues for 2002 were $2.0 billion, a 15.5% increase from $1.7 billion in 2001. Sales growth in 2002 was driven primarily by an increase in revenues from our newly acquired Montana electric and natural gas operations of $590.5 million as well as increased sales of $48 million at Blue Dot, our heating, ventilation and air conditioning business, primarily from acquisitions. Consolidated revenues were adversely impacted by decreased revenues from Expanets of $321.6 million, our communications services business, due to deteriorating telecommunications markets and problems with its EXPERT system.

Our electric and natural gas utility segments, combined, reported 2002 operating income of $145.0 million, compared with operating income of $45.9 million in 2001. Revenues for 2002 grew to $775.4 million, a substantial increase from revenues of $251.2 million in 2001. On February 15, 2002, we completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company for $478.0 million in cash and the assumption of $511.1 million in existing debt and mandatorily redeemable preferred securities of subsidiary trusts of The Montana Power Company, net of cash received. Results for 2002 include 11 months of Montana utility operations. In 2002, our Montana utility operations contributed $113.1 million in operating income, with revenues of $562.6 million, excluding results from January 2002. South Dakota and Nebraska utility operations contributed $31.9 million in operating income in 2002, with revenues of $212.7 million.

For 2002, Expanets reported an operating loss of $391.9 million, compared with an operating loss of $102.6 million in 2001. Expanets' revenues for 2002 were $710.5 million, compared with $1.03 billion in 2001. The decline in revenue was the result of a downturn in the economy generally and the telecommunications equipment market specifically, a focus on higher margin revenues, and challenges with Expanets' EXPERT system implementation that have contributed to erosion of Expanets' customer base. Results for 2002 were also adversely impacted by goodwill and long-lived asset impairments taken in the fourth quarter of 2002 of $288.7 million and a $65.8 million increase in reserves and write-offs for billing adjustments, accounts receivable and direct write-offs relating to complications with Expanets' EXPERT enterprise software system.

Blue Dot reported an operating loss in 2002 of $311.3 million, compared with an operating loss of $13.8 million in 2001. Blue Dot's results were impacted by goodwill and long-lived asset impairments in the fourth quarter of 2002 of $301.7 million and poor economic conditions. Revenues were $471.8 million in 2002, compared with revenues in 2001 of $423.8 million. The increase in revenues was primarily due to acquisitions made during 2001 and 2002.

In our All Other segment, we had an operating loss in 2002 of $71.4 million, compared with an operating loss of $26.4 million in 2001. Revenues for the All Other segment in 2002 were $33.9 million, an increase of $16.9 million from 2001. The increase was primarily due to $27.9 million from the newly acquired Montana nonutility operations, offset by reduced revenues from the South Dakota and Nebraska nonutility voice and data networks business, which was transferred to Expanets mid-year.

On August 20, 2002, NorthWestern purchased the lenders' interest in approximately $19.9 million of short-term debt, together with approximately $6.1 million in letters of credit, of CornerStone outstanding under CornerStone's credit facility, which NorthWestern had previously guaranteed. No further drawings may be made under this facility. In addition, NorthWestern is owed $13.5 million from CornerStone, and NorthWestern also has $9.2 million in letters of credit outstanding on behalf of CornerStone. As of December 31, 2002, the net recorded value of our receivables from and letters of credit exposure related to CornerStone was an aggregate $21.1 million.

Significant Charges for 2002

During 2002, we recorded the following charges aggregating approximately $878.5 million:

Impairment of Blue Dot goodwill and other long-lived assets	$301.7 million
Impairment of Expanets goodwill and other long-lived assets	288.7 million
Discontinued operations of CornerStone Propane, net of tax benefits	101.7 million
Valuation allowance for deferred tax asset	71.5 million
Expanets billing adjustments and accounts receivable write-offs and reserves	65.8 million
Impairment of Montana First Megawatts project	35.7 million
Retirement of acquisition term loan, net of tax benefits	13.4 million

GOODWILL AND OTHER LONG-LIVED ASSETS – EXPANETS AND BLUE DOT

We established our annual review of goodwill as required by SFAS No. 142, as of October 1, 2002. Impairment charges under the requirements of SFAS No. 142 and SFAS No. 144 for our goodwill and other long-lived assets were $301.7 million for Blue Dot and $288.7 million for Expanets, including $69.6 million for the impairment of Expanets' EXPERT system. Various factors contributed to the significantly reduced valuations of Expanets and Blue Dot, including lower than expected performance, revised growth rate assumptions and reduced holding period assumptions, which negatively impacted the fair value of Expanets and Blue Dot.

DISCONTINUED OPERATIONS OF CORNERSTONE

As a result of the deconsolidation transaction on November 1, 2002, we no longer have any economic interest in Cornerstone, other than the debt interests described above. During 2002, we recorded charges totaling

$101.7 million for the write down of the value of our investment and financial arrangements in CornerStone and our share of net operating losses.

DEFERRED TAX ALLOWANCE

As a result of the lower than expected performance and significant charges associated with our nonutility businesses, we evaluated the realization of our net deferred tax assets and determined that a valuation allowance was appropriate due to the uncertainty of realizing certain tax benefits in the future, which resulted in a charge of $71.5 million (excluding a tax valuation allowance totaling $78.0 million relating to the impairment of Blue Dot's and Expanets' goodwill and other long-lived assets and Expanets' billing adjustments, accounts receivable write-offs and reserves). The deferred tax assets consisted primarily of net operating loss carryforwards and temporary differences associated with our nonutility businesses.

EXPANETS ADJUSTMENTS AND WRITE-OFFS

Expanets recorded a reduction in revenues of $28.0 million for pending billing adjustments and recorded accounts receivable and other write-offs and related reserves of $37.8 million primarily related to complications with its EXPERT system billing and related data migration issues.

MONTANA FIRST MEGAWATTS

As of and at December 31, 2002, we determined that absent regulatory approval of the Montana First Megawatts' power sales contract with NorthWestern Energy, the value of the project was equal to the estimated salvage value of project equipment. Accordingly, we recorded an impairment charge of $35.7 million against our investment of approximately $78.4 million in the project. Due to adverse changes to the independent power generation development market, absent receipt of necessary regulatory approvals of the power sales contract, there is no assurance that we will be able to sell this asset at a favorable price, if at all, and therefore, we may be required to take additional charges.

RETIREMENT OF ACQUISITION TERM LOAN

In March 2002, we retired a $720 million term loan that was used for interim financing for the acquisition of the transmission and distribution business of The Montana Power Company. The recognition of deferred costs related to the interim financing resulted in an extraordinary loss of $13.4 million net of taxes.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and other assumptions that are believed to be proper and reasonable under the circumstances. We continually evaluate the appropriateness of our estimates and assumptions, including those related to goodwill and intangible assets, impairment of long-lived assets, revenue recognition, allowance for doubtful accounts, and minority interest in consolidated subsidiaries, among others. Actual results could differ from those estimates.

We have identified the policies and related procedures below as critical to understanding our historical and future performance, as these polices affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

We believe that the accounting estimate related to determining the fair value of goodwill, and thus any impairment, is a "critical accounting estimate" because: (i) it is highly susceptible to change from period to period since it requires company management to make cash flow assumptions about future revenues, operating costs and discount rates over an indefinite life; and (ii) recognizing an impairment has had a significant impact on the assets reported on our balance sheet and our operating results. Management's assumptions about future sales margins and volumes require significant judgment because actual margins and volumes have fluctuated in the past and are expected to continue to do so. In estimating future margins, we use our internal budgets.

SFAS No. 142 was issued during 2001 and is effective for all fiscal years beginning after December 15, 2001. According to the guidance set forth in SFAS No. 142, we are required to evaluate our goodwill and indefinite-lived intangible assets for impairment at least annually and more frequently when indications of impairment exist. Accounting standards require that if the fair value of a reporting unit is less than its carrying value including goodwill, an impairment charge for goodwill must be recognized in the financial statements. To measure the amount of the impairment loss to recognize, we compare the implied fair value of the reporting unit's goodwill with its carrying value. Our reporting units are consistent with our reporting segments as identified in Note 23 of "Notes to Consolidated Financial Statements."

We adopted SFAS No. 142 effective January 1, 2002, and retained a third party appraisal firm who performed an evaluation and determined that no impairment charge was necessary at the date of adoption, and selected October 1 as the date for our annual goodwill impairment test. The annual independent third party valuations for Expanets and Blue Dot were completed as of October 1, 2002, using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit. We also prepared an internal valuation for our Montana utility operations as of October 1, 2002. Various factors contributed to the significantly reduced valuations of Expanets and Blue Dot, including lower than expected performance, revised growth rate assumptions and reduced holding period assumptions, which negatively impacted the fair value of Expanets and Blue Dot. As a result, we determined that a substantial impairment to our investment in these companies had occurred, and we recorded an impairment charge to goodwill and indefinite-lived intangible assets of $483.4 million during the fourth quarter of 2002.

LONG-LIVED ASSETS

We evaluate our property, plant and equipment and definite-lived intangible assets for impairment whenever indicators of impairment exist. SFAS No. 144 requires that if the sum of the undiscounted cash flows from a company's asset, without interest charges that will be recognized as expenses when incurred, is less than the carrying value of the asset, impairment must be recognized in the financial statements. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

We recorded impairment charges of $69.6 million to write down the carrying amount of Expanets' EXPERT system and $25.4 million to write down the carrying amount of certain Expanets definite-lived intangible assets to their estimated fair value. These assets were identified as being carried at values that may not be recoverable due to the significant EXPERT operating deficiencies; the nonutility investment restrictions placed on us by the Montana Public Service Commission, or the MPSC; and the unfavorable business climate within the telecommunications industry.

We recorded an impairment charge of $35.7 million to write down the carrying amount of our investment in a 260-megawatt natural gas-fired generation project located in Great Falls, Montana. Based on certain events occurring during the fourth quarter of 2002, we have determined as part of our restructuring plan to divest of this project, and the assets have been written down to expected realizable value.

We recorded an impairment charge of $12.0 million to write off the carrying amount of Blue Dot property, plant and equipment and definite-lived intangible assets. These assets were identified as being carried at values that may not be recoverable, due to current and projected financial performance and to the nonutility investment restrictions placed on us by the MPSC.

REVENUE RECOGNITION

Revenues are recognized differently depending on the type of revenue. For NorthWestern Energy's South Dakota and Nebraska operations, as prescribed by the respective regulatory authorities, electric and natural gas utility revenues are based on billings rendered to customers. Customers are billed on a monthly cycle basis. For NorthWestern Energy's Montana operations, as prescribed by the MPSC, operating revenues are recorded monthly on the basis of consumption or services rendered. To match revenues with associated expenses, we accrue unbilled revenues for electric and natural gas services delivered to the customers but not yet billed at month-end.

Communications and HVAC revenues are recognized when goods are delivered to customers or services are performed, except for revenues for services performed under certain material installation or service contracts, which are recognized in any given period based on the percentage of costs incurred to date in relation to total estimated costs to complete the contracts. Revenues at Expanets for certain other material and installation contracts are recognized on the completed contract method of accounting due to the inability to adequately estimate gross margins for these contracts. Certain judgments affect the application of our revenue recognition policy, primarily percentage of project completion. Revenue estimates in these areas are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could materially impact future operating results. We continue to experience serious difficulties with the EXPERT system billing function. We provide a monthly reserve for billing adjustments at a rate in excess of industry standards, which we believe to be appropriate in our circumstances.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain a general allowance for doubtful accounts based on our historical experience, along with additional customer-specific allowances. We regularly monitor credit risk exposures in our accounts receivable. In estimating the necessary level of our allowance for uncollectible accounts, management considers the aging of its accounts receivable, the creditworthiness of our customers, economic conditions within the customer's industry, and general economic conditions, among other factors. When these factors change, the estimates made by management also change, which, in turn, impacts the level of our allowance for uncollectible accounts. The lack of reliable detailed accounts receivable information from the EXPERT system has negatively impacted our ability to estimate the approximate level of our allowances for uncollectible accounts, which contributed to a substantial increase in our allowance for uncollectible accounts.

REGULATORY ASSETS AND LIABILITIES

Our regulated operations are subject to the provisions of SFAS No. 71, *Accounting for the Effects of Certain Types of Regulations.* Our regulatory assets are the probable future revenues associated with certain costs to be recovered from customers through the ratemaking process. Regulatory liabilities are the probable future reductions in revenues associated with amounts to be credited to customers through the ratemaking process. If any part of our operations become no longer subject to the provisions of SFAS No. 71, the probable future recovery of or reduction in revenue with respect to the related regulatory assets and liabilities would need to be evaluated. In addition, we would need to determine if there was any impairment to the carrying costs of deregulated plant and inventory assets. While we believe that our assumption regarding future regulatory actions is reasonable, different assumptions could materially affect our results.

PENSION AND POSTRETIREMENT BENEFIT PLANS

With the acquisition of our Montana electric and natural gas transmission and distribution business from The Montana Power Company, our pension and other postretirement benefit obligations significantly increased. Our reported costs of providing pension and other postretirement benefits, as described in Note 13 of "Notes to the Consolidated Financial Statements," are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension and other postretirement benefit costs, for example, are impacted by actual employee demographics (including age and compensation levels), the level of contributions we make to the plans, earnings on plan assets, and health care cost trends. Changes made to the provisions of the plans may also impact current and future other postretirement benefit costs. Other postretirement benefit costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the postretirement benefit obligation and postretirement costs. Our expected rate of return on assets was 8.50% for 2002. A 6.50% discount rate was used to determine our postretirement benefit obligation as of December 31, 2002.

As a result of the factors listed above, significant portions of other postretirement benefit costs recorded in any period do not reflect (and are generally greater than) the actual benefits provided to pension plan participants.

Our pension and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension and other postretirement benefit costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension and other postretirement benefit costs.

QUALIFYING FACILITIES LIABILITY

With the acquisition of our Montana electric and natural gas transmission and distribution business from The Montana Power Company, we assumed a liability for costs associated with certain Qualifying Facilities, or QFs. The QFs require us to purchase minimum amounts of energy at prices ranging from $65 to $138 per megawatt hour through 2029. Our gross contractual obligation related to the QFs is approximately $1.9 billion through 2029. A portion of the costs incurred to purchase this energy is recoverable through rates authorized by the MPSC, totaling approximately $1.5 billion through 2029. Upon completion of the purchase price allocation related to our acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, we established a liability of $134.3 million, based on the net present value of the difference between our obligations under the QFs and the related amount recoverable. The determination of the discount rate used to establish this liability was a significant assumption. We determined the appropriate discount rate to be 8.75%, in accordance with Statement of Financial Accounting Concepts No. 7, *Using Cash Flow Information and Present Value in Accounting Measurements.* We believe that 8.75% approximates the rate we could have negotiated with an independent lender for a similar transaction under comparable terms and conditions as of the acquisition date.

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

Substantially all of our acquisitions at Expanets and Blue Dot have involved the issuance of common and preferred stock in those subsidiaries to the sellers of the acquired businesses. In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets and Blue Dot for cash or in certain circumstances, at the election of NorthWestern, shares of common stock of NorthWestern that have been registered for resale, at a predetermined exchange rate. Our investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over such common and preferred stock. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests. Operating losses at Expanets and Blue Dot have been allocated first to the common shareholders of each subsidiary in proportion to common equity ownership to the extent the allocation does not exceed the minority interest of such common shareholders in the equity capital of the subsidiary after giving effect to any put options or exchange agreements, and thereafter is allocated to the preferred shareholders of each subsidiary in the order of priority equal to the liquidation preference of each series of preferred stock. Exchange agreements totaling $6.0 million for Expanets and $3.9 million for Blue Dot remained outstanding and were included in minority interests as of December 31, 2002. The equity held by third parties of these entities is as follows:

in thousands	Third Party Equity Reflected as Minority Interests at December 31	
	2002	2001
Expanets	$ 5,972	$17,124
Blue Dot	3,868	12,439
Other	500	504
Total	$10,340	$30,067

See also "Liquidity and Capital Resources – Other Contractual Obligations" for discussion of additional equity instruments held by third parties that are not reflected in Minority Interests.

The Minority Interests in Net Loss of Consolidated Subsidiaries contained in our consolidated statements of income (loss) is the income (loss) of our subsidiaries which is allocable to minority interests. In order to determine the allocation of income (loss) to minority interests, preferred dividends and corporate services allocations are deducted from the income (loss) before minority interests reported in our segment disclosures in order to arrive at the Minority Interests in Net Loss of Consolidated Subsidiaries contained in our consolidated statements of income. The corporate allocations relate to certain services NorthWestern provides to its subsidiaries for management services, including insurance, legal, human resources and benefit administrative support for employee benefits, transaction structuring, financial analysis, tax services and information technology. These services are discussed in Note 2, "Significant Accounting Policies – Minority Interest in Consolidated Subsidiaries" to NorthWestern's annual consolidated financial statements. The preferred dividends relate to dividends on our 12% coupon Preferred Stock of Expanets and our 11% coupon Preferred Stock of Blue Dot. The preferred dividends and corporate allocations are eliminated in consolidation. The net income (loss) before minority interests and net income (loss) available to common equityholders reported in our segment disclosures includes the portion of interest expense on our $205.7 million intercompany balance due from Expanets which is allocable to third-party minority interests.

The following tables demonstrate the reconciliation of income (loss) before minority interests reported in NorthWestern's segment disclosures for its communications and HVAC segments, the only two segments that have Minority Interest, to Minority Interests in Net Loss of Consolidated Subsidiaries contained in its consolidated statements of income for the periods indicated.

Preferred dividends for the year ended December 31, 2002, of $39.8 million and $43.4 million for Blue Dot and Expanets, respectively, which were either paid in kind through the issuance of additional preferred stock or credited against intercompany balances, represent increases of $11.6 million and $10.3 million, respectively, which reflect increased investments by NorthWestern in the preferred stock of each entity. Corporate allocations for 2002 of $2.1 million and $4.2 million for Blue Dot and Expanets, respectively, represent decreases of $1.0 million and $3.8 million, respectively, from amounts in 2001. The decreases reflect decreased services provided by NorthWestern, which are now performed by and directly expensed by each entity.

in thousands	Year Ended December 31, 2002		
	HVAC (Blue Dot)	Communications (Expanets)	Total
Loss before minority interests:	$(320,745)	$(445,582)[1]	$(766,327)
Preferred dividends	(39,846)	(43,440)	(83,286)
Corporate allocations (partner billings)	(2,055)	(4,200)	(6,255)
Net loss available to common equityholders	$(362,646)	$(493,222)	$(855,868)
Loss allocation to shareholders:			
NorthWestern	$(358,884)	$(482,070)	$(840,954)
Minority interests	(3,762)	(11,152)	(14,914)
Total	$(362,646)	$(493,222)	$(855,868)

(1) Expanets' loss before minority interests includes $9.5 million of after-tax interest expense on amounts due to NorthWestern.

Preferred dividends for the year ended December 31, 2001 of $28.2 million and $33.1 million for Blue Dot and Expanets, respectively, represent increases of $8.6 million and $7.2 million, respectively, which reflect increased investments by NorthWestern in the preferred stock of each entity. Corporate allocations for 2001 of $3.0 million and $8.0 million for Blue Dot and Expanets, respectively, represent increases of $0.7 million and $3.7 million, respectively, from amounts in 2000. The increase at Expanets is due to increased services provided by NorthWestern primarily related to the nonrecurring transition and integration expenses related to the acquisition of the Lucent GEM assets. The increase at Blue Dot is due to continued increased involvement and corporate services provided by NorthWestern.

in thousands	Year Ended December 31, 2001		
	HVAC (Blue Dot)	Communications (Expanets)	Total
Loss before minority interests:	$(13,562)	$ (87,008)[1]	$(100,570)
Preferred dividends	(28,192)	(33,062)	(61,254)
Corporate allocations	(3,047)	(7,971)	(11,018)
Net loss available to common equityholders	$(44,801)	$(128,041)	$(172,842)
Loss allocation to shareholders:			
NorthWestern	$(31,246)	$ (148)	$ (31,394)
Minority interests	(13,555)	(127,893)	(141,448)
Total	$(44,801)	$(128,041)	$(172,842)

(1) Expanets' loss before minority interests includes $4.4 million of after-tax interest expense on amounts due to NorthWestern.

in thousands	Year Ended December 31, 2000		
	HVAC (Blue Dot)	Communications (Expanets)	Total
Loss before minority interests:	$ (2,265)	$(19,799)[1]	$(22,064)
Preferred dividends	(19,570)	(25,907)	(45,477)
Corporate allocations	(2,324)	(4,264)	(6,588)
Net loss available to common equityholders	$(24,159)	$(49,970)	$(74,129)
Loss allocation to shareholders:			
NorthWestern	$ (6,246)	$ (62)	$ (6,308)
Minority interests	(17,913)	(49,908)	(67,821)
Total	$(24,159)	$(49,970)	$(74,129)

(1) Expanets' loss before minority interests includes $0.4 million of after-tax interest expense on amounts due to NorthWestern.

As of December 31, 2002, no remaining minority interest basis existed with respect to Blue Dot and Expanets against which losses could be allocated. Accordingly, any future losses at Blue Dot and Expanets will be recognized in our operating results. Different capital structures in the future or unanticipated future operating results, either positive or negative, could result in materially different results.

Results of Operations

The following is a summary of our results of operations in 2002, 2001 and 2000. Our consolidated results include the results of our divisions and subsidiaries constituting each of our business segments. This discussion is followed by a more detailed discussion of operating results by segment. Our "All Other" category primarily consists of our other miscellaneous service activities, which are not included in the other identified segments together with unallocated corporate costs. See "Segment Information – All Other Operations" for a discussion of the items contained in our "All Other" category. Product and service category fluctuations highlighted at the consolidated level are more fully explained in the segment discussion.

CONSOLIDATED EARNINGS (LOSS)

Consolidated losses on common stock in 2002 were $892.9 million, compared to consolidated earnings on common stock in 2001 of $37.5 million. Diluted earnings per share, or EPS, in 2002 was $(30.04), a decline of $31.57, from 2001 results. The decline in earnings in 2002 is largely due to impairment charges of $301.7 million at Blue Dot, $288.7 million at Expanets and $35.7 million related to the Montana First Megawatts project. Also contributing to the loss were $101.7 million, net of taxes, of additional losses associated with the discontinued operations of CornerStone, $65.8 million related to billing adjustments and accounts receivable reserves and write-offs at Expanets, a deferred tax asset valuation allowance of $71.5 million, and an extraordinary charge of $13.4 million, net of taxes, related to refinancing debt. In addition, interest expense increased by $80.3 million, primarily related to financings to facilitate the acquisition of NorthWestern Energy's Montana operations. These amounts were offset partially by $30.7 million of increased earnings in our electric and natural gas operations due primarily to the acquisition of NorthWestern Energy's Montana operations. Consolidated earnings on common stock in 2001 were $37.5 million, a decline of $5.2 million, or 12.3%, from 2000 results. Consolidated earnings on common stock in 2001 were reduced by a $24.9 million restructuring charge ($12.1 million net of taxes and minority interests) taken in the fourth quarter. The 2001 restructuring charge reduced diluted EPS by $0.50 per share. The $24.9 million restructuring charge related principally to facility closure costs, employee termination benefits and related costs incurred in connection with a series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses.

CONSOLIDATED OPERATIONS

Consolidated revenues in 2002 were $1,991.5 million, an increase of $267.5 million, or 15.5%, from 2001. The increase in 2002 was due to an increase in revenues from the electric and natural gas operations of $524.2 million as a result of the inclusion of NorthWestern Energy's Montana operations, a $48.0 million increase in revenues at Blue Dot, primarily due to acquisitions, and a $16.9 million increase in revenues from our All Other operations as a result of the addition of certain nonutility operations acquired with NorthWestern Energy's Montana operations. This increase was offset in part by a decrease in revenues at Expanets of $321.6 million as a result of the downturn in the economy and the telecommunications industry, certain data migration and system implementation problems at Expanets, and a decrease in revenues at NorthWestern Energy's South Dakota and Nebraska operations of $32.1 million as a result of warmer weather in their service areas in 2002 and wholesale energy price decreases. Consolidated revenues in 2001 were $1,724.0 million, an increase of $14.5 million, or 0.8%, from 2000 results. The increase in 2001 was primarily due to increased revenues in our electric and natural gas segments of $69.9 million and increased revenues at Blue Dot of $15.0 million. This increase was partially offset by a decline in revenues at Expanets of $72.0 million as a result of the downturn in the economy and the telecommunications industry in particular, primarily due to volume declines.

Consolidated cost of sales in 2002 was $1,095.4 million, an increase of $26.1 million, or 2.4%, from 2001. NorthWestern Energy's Montana utility operations added $220.9 million in cost of sales and Blue Dot experienced a $38.7 million increase in cost of sales, which was partially offset by a $203.5 million decrease at Expanets, and a $24.3 million reduction in cost of sales at NorthWestern Energy's South Dakota and Nebraska utility operations. Consolidated cost of sales in 2001 was $1,069.4 million, a decline of $31.1 million, or 2.8%, from 2000 results. Expanets experienced a $92.5 million reduction in consolidated cost of sales. The reductions in cost of sales at Expanets were partially offset by increased cost of sales of $54.0 million in our electric and natural gas segments and increased cost of sales at Blue Dot of $7.0 million.

Consolidated gross margin in 2002 was $896.1 million, an increase of $241.5 million, or 36.9%, from 2001. The increase was primarily due to $341.7 million in gross margin from the inclusion of NorthWestern Energy's Montana utility operations, an increase of $22.7 million in gross margin from All Other operations and a $9.3 million increase in gross margin at Blue Dot. These increases were offset in part by a $118.0 million decrease in gross margin at Expanets and a $14.2 million decrease in gross margins at our NorthWestern Energy's South Dakota and Nebraska utility operations. Consolidated gross margin in 2001 was $654.6 million, an increase of $45.6 million, or 7.5%, from 2000 results. Gross margin in 2001 increased across all of our segments. Expanets' gross margin increased $20.5 million, primarily as a result of the full year impact of the Lucent GEM business operations in 2001, which were acquired in April 2000. Gross margin in our electric segment increased $14.2 million, primarily as a result of increased wholesale electric margins during the first half of 2001, and gross margin in our natural gas segment increased $1.8 million. Blue Dot's gross margin increased $8.0 million as a result of acquisitions in 2001.

Consolidated gross margin, as a percentage of revenues in 2002 was 45.0%, compared to 38.0% in 2001 and 35.6% in 2000. Increases in 2002 over 2001 were primarily provided by the inclusion of NorthWestern Energy's Montana electric, natural gas, and nonutility operations. Consolidated gross margin as a percentage of revenues in 2001 improved as a result of the gross margin gains described above, together with our efforts to reduce costs and increase higher-margin recurring service and maintenance revenues in our communications operations.

Consolidated operating expenses in 2002, which includes selling, general and administrative expenses, or SG&A, goodwill and long-lived asset impairment charges, depreciation and amortization, were $1,525.7 million, an increase of $774.2 million, or 103.0%, from 2001. This increase was primarily due to goodwill and long-lived asset impairment charges of $301.7 million, $288.7 million and $35.7 million at Blue Dot, Expanets and All Other operations, respectively. Also contributing to this increase was the inclusion of $228.6 million in operating expenses, including $43.8 million of depreciation, from NorthWestern Energy's Montana utility operations. These increases were offset in part by a net decrease in SG&A, depreciation and amortization of $117.5 million at Expanets. Consolidated operating expenses in 2001 were $751.5 million, an increase of $146.8 million, or 24.3%, from 2000 results. Operating expenses increased in each of our segments in 2001 due in part to a $24.9 million restructuring charge related to our series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses. Expanets incurred increased expenses of $92.6 million, excluding its portion of this restructuring charge of $5.9 million, related to additional Lucent GEM business operating costs together with additional noncapitalizable integration and transition costs. Blue Dot's operating expenses also increased $19.1 million, excluding its portion of this restructuring charge of $7.2 million, due to continued acquisition activities and infrastructure growth. The restructuring charges discussed above resulted in $3.3 million of the $6.2 million increase in operating expenses of our electric utility and $1.2 million of the $1.9 million increase in operating expenses of our natural gas segment. All Other operating expenses increased $6.6 million excluding the $7.2 million restructuring charge due to personnel additions and professional services to support our expanding subsidiary operations.

Consolidated operating losses from continuing operations in 2002 were $629.6 million, an increase of $532.8 million from 2001. The increase in operating losses was primarily due to the impairment charges at Blue Dot, Expanets and All Other of $301.7 million, $288.7 million and $35.7 million, respectively, and a $14.0 million decrease in operating income at NorthWestern Energy's South Dakota and Nebraska utility operations, which was partially offset by the inclusion of $113.1 million of operating income from NorthWestern Energy's Montana utility operations. Consolidated operating losses from continuing operations in 2001 were $96.9 million, compared to consolidated operating income from continuing operations in 2000 of $4.3 million. The $101.2 million change in operating income was due to a $78.0 million increase in operating loss at Expanets, an $18.4 million decline in operating income at Blue Dot, and a $12.7 million increase in All Other operating loss. These losses were partially offset by an $8.0 million operating income increase within our electric segment.

Investment losses and other in 2002 was $5.4 million, a decrease of $13.4 million from investment income and other of $8.0 million in 2001. The decrease was primarily due to capital losses on miscellaneous investments. Investment income and other in 2001 decreased slightly to $8.0 million from $9.0 million in 2000. Gains from stock sales during the fourth quarter of 2001 were partially offset by realized losses on the write-down of certain investments. Overall investment income was also negatively impacted by lower interest rates and overall stock portfolio performance during 2001.

Consolidated interest expense in 2002 was $129.5 million, an increase of $80.3 million, or 163.0%, from 2001. The increase was primarily due to increased financings to facilitate the acquisition of NorthWestern Energy's Montana operations. Interest expense in 2001 was $49.2 million, an increase of $11.3 million, or 29.7%, from 2000 results. The increase in interest expense was primarily attributable to financings by Expanets, where interest expense increased $13.3 million, and was offset partially by a decrease in interest expense at Blue Dot resulting from reduced credit facility borrowings.

Consolidated income tax benefit in 2002 was $0.8 million, a decrease of $41.7 million from 2001. The decrease in the tax benefit was primarily related to a valuation allowance against the deferred tax assets and current net operating losses of Expanets and Blue Dot. The 2002 benefit has been reduced by a valuation allowance comprised of $121.6 million against the net deferred tax assets of Expanets and $27.9 million against the net deferred tax assets of Blue Dot, due to the significant losses of these subsidiaries. The valuation allowance has been established because management believes it is more likely than not that these deferred tax assets will not be realized. Consolidated income tax benefit in 2001 was $42.5 million, an increase of $36.0 million over the income tax benefit in 2000. Over 50% of the increase resulted from the tax benefit at Expanets, which was the result of a significant increase in operating losses in 2001. Lower taxable income at Blue Dot as a result of operating losses further increased the benefit, as did higher All Other operating expenses. The income tax benefits were partially reduced by increased tax expense at our electric and natural gas segments.

Minority interests represent the net income or loss, after preferred dividends and corporate allocations related to our preferred stock investments in Expanets and Blue Dot, which are allocable to common shareholders other than us. Minority interests in 2002 were $14.9 million, a decrease of $126.5 million, or 89.5%, from 2001. The decrease was due to the depletion of available minority interest basis against which to allocate losses of Expanets and Blue Dot. After March 31, 2002, all losses were fully allocated to NorthWestern. Minority interests in 2001 were $141.4 million, an increase of $73.6 million, or 108.6%, from 2000. All of the increase was due to Expanets, where losses increased substantially in 2001, which was partially offset by reduced allocations at Blue Dot due to reduction in available basis to absorb the losses. Due to adequate basis in 2001 and 2000, substantially all losses by Expanets and Blue Dot were allocated to minority interests. Based on the entities' capital structures at December 31, 2002, any future losses at Expanets and Blue Dot will be allocated to us. See "Critical Accounting Policies and Estimates – Minority Interest in Consolidated Subsidiaries" for a discussion of the allocation of income (loss) to minority interests and the changes in such allocations during the periods discussed.

ELECTRIC UTILITY SEGMENT OPERATIONS

Revenues from our electric utility operations in 2002 were $535.0 million, an increase of $428.0 million, or 400.1%, from 2001 results. This increase was almost exclusively attributable to the addition of NorthWestern Energy's Montana operations, effective February 1, 2002, which contributed $442.5 million of revenues for the year. The volume of wholesale and retail megawatt hours sold in 2002 for our Montana operations was 1.4 million and 6.7 million, respectively. In addition, our South Dakota operations contributed revenues of $92.5 million for 2002, which was a decrease of $14.5 million, or 13.5%, from 2001. This decrease in revenues was principally the result of a decrease of $16.1 million in wholesale electric revenues within the South Dakota operations due to market price declines. The volume of wholesale megawatt hours sold in 2002 for our South Dakota operations decreased by 6.2%, however, the volume of retail megawatt hours sold increased by 0.3%. Revenues from our electric utility operations in 2001 were $107.0 million, an increase of $20.4 million, or 23.6%, from 2000 results. The increase in revenues was principally the result of increased wholesale market prices for electricity. Revenues from our wholesale sales of electricity in 2001 were $13.6 million greater than the $9.3 million of revenues generated from such sales in 2000. The increase in wholesale sales revenues was principally due to unusual market conditions during the first half of 2001, and was partially offset by lower sales volume. The volume of wholesale megawatt hours sold in 2001 decreased by 3.4%; however, the volume of retail megawatt hours sold in 2001 increased by 4.4%. Revenues from retail sales of electricity increased by 8.9% in 2001, from $77.3 million in 2000 to $84.2 million in 2001. The increase in retail sales revenue in 2001 was principally due to a growing customer base combined with higher fuel costs that are passed through to customers.

Cost of sales for our electric utility operations in 2002 was $205.6 million, an increase of $182.6 million, or 791.9%, from 2001 results. This increase was nearly all due to the addition of NorthWestern Energy's Montana operations, which increased costs by $182.0 million. In addition, our South Dakota operations experienced a $0.6 million increase in costs related to the increase in sales volume. The cost of sales for our electric utility operations in 2001 was $23.1 million, an increase of $6.3 million, or 37.4%, from 2000 results. The increase in cost of sales in 2001 was due principally to retail fuel cost adjustments and increased volumes.

Gross margin in 2002 was $329.4 million, an increase of $245.5 million, or 292.5%, over the 2001 gross margin of $83.9 million. This increase was primarily due to the contribution of $260.5 million in gross margin from NorthWestern Energy's Montana operations. Partially offsetting this increase was a decrease in gross margin by our South Dakota operations of $15.0 million, or 17.9%, as a result of a substantial decrease in market prices for wholesale electricity as compared to the unusually high market prices in 2001. Overall gross margin as a percentage of revenues in 2002 was 61.6%, as compared to 78.5% in 2001. This decrease was the result of the substantial decline in wholesale electric margins from market price fluctuations and the influence of NorthWestern Energy's lower margin Montana operations as compared to our South Dakota operations. Gross margin in 2001 was $83.9 million, an increase of $14.2 million, or 20.3%, over the 2000 gross margin of $69.8 million. The increase in gross margin in 2001 resulted primarily from the unusual wholesale market conditions and the 4.4% increase in retail sales. Gross margin as a percentage of revenues in 2001 was 78.5%, compared to 80.6% in 2000, a decrease primarily as a result of increased fuel costs in 2001.

Operating expenses, consisting of selling, general and administrative (SG&A) and depreciation expenses, were $218.3 million in 2002, an increase of $174.1 million, or 393.3%, over the 2001 results. This increase was nearly all due to the addition of NorthWestern Energy's Montana operations, which increased SG&A costs by $141.9 million and increased depreciation expense by $35.4 million. Partially offsetting this increase was a decrease in SG&A of $3.5 million by our South Dakota operations, resulting primarily from operational efficiencies, a reduction in benefit costs, the establishment of a capital lease for our lease programs, and the occurrence in 2001 of a restructuring charge. Operating expenses in 2001 were $44.3 million, an increase of $6.2 million, or 16.3%, from 2000 results. This increase was primarily caused by a restructuring charge of $3.3 million, together with small increases in allocated power plant maintenance costs associated with increased generation, higher team member benefits expenses, increased customer service costs and higher depreciation related to additional investments in power plants. Higher operating expenses in 2001 were partially offset by lower transmission and distribution expenses.

Operating income in 2002 was $111.1 million, an increase of $71.4 million, or 180.0%, over 2001. The increase was attributable to the addition of approximately $83.2 million in operating income from NorthWestern Energy's Montana operations, while the South Dakota operations experienced a decrease of $11.8 million in operating income from the absence of unusually high margin wholesale electric sales in 2002 countered, in part, by lower operating expenses in 2002. Operating income in 2001 was $39.7 million, or $43.0 million before restructuring charges, representing an increase of $8.0 million, or 25.1%, over 2000. The increase in operating income was a result of increased higher margin wholesale sales revenue, partially offset by higher operating expenses in 2001.

NATURAL GAS UTILITY SEGMENT OPERATIONS

Revenues from our natural gas utility operations in 2002 were $240.3 million, an increase of $96.1 million, or 66.6%, from 2001 results. Revenues for the period reflect the inclusion of NorthWestern Energy's Montana operations, which contributed $120.1 million in revenues. In addition, our South Dakota operations contributed revenues of $120.2 million for 2002, which was a decrease of $24.0 million, or 16.7%, from 2001. This decrease was principally the result of a drop in commodity prices reflected within the South Dakota operations during 2002 compared to 2001, and a decrease in volumes as a result of warmer weather in the Nebraska and South Dakota service territories in 2002 than in 2001. Revenues from natural gas sales in 2001 were $144.2 million, an increase of $49.5 million, or 52.2%, from 2000 results. The increase was largely attributable to higher market prices for natural gas and a slight increase in the volume of sales.

Cost of sales for our natural gas utility operations in 2002 was $133.1 million, an increase of $14.1 million, or 11.8%, from the 2001 results. Cost of sales for the period reflect the inclusion of NorthWestern Energy's Montana operations, which contributed $38.9 million in cost of sales, and a decrease in cost of sales from our South Dakota business of $24.9 million, or 20.9%. This decrease occurred primarily as a result of lower commodity prices and reduced retail volumes from warmer weather in 2002 than in 2001. Cost of sales in 2001 was $119.1 million, an increase of $47.7 million, or 66.8%, from 2000 results. The increase in cost of sales was a result of the increased market prices for natural gas in 2001 and, to a lesser extent, the slight increase in our volume of sales.

Gross margin in 2002 was $107.2 million, an increase of $82.0 million, or 326.2%, over the 2001 gross margin of $25.2 million. This increase was nearly all due to the contribution of $81.2 million in gross margin by NorthWestern Energy's Montana operations. In addition, our South Dakota operations experienced a $0.8 million increase in margins due to increased volumes in the nonregulated gas segment. Overall gross margin as a percentage of revenues in 2002 was 44.6%, as compared to 17.4% in 2001, resulting primarily from the higher margin impact from the Montana operations. The higher margins from the Montana operations are principally due to NorthWestern owning the natural gas transmission system in Montana on which we collect tariff revenues and margins, as compared to South Dakota and Nebraska operations where third parties own the transmission systems and NorthWestern pays these costs which are then passed on to ratepayers as a component of the natural gas costs. Gross margin in 2001 was $25.2 million, an increase of $1.8 million, or 7.7%, from 2000 results. However, gross margin as a percentage of revenues decreased to 17.4% in 2001 from 24.7% in 2000. The increase in gross margin in 2001 was due to increased sales volumes and higher market prices for natural gas in 2001. Because the higher market prices for natural gas were passed along to consumers, the increase in gas commodity prices did not affect gross margin, but did have a positive impact on revenues and, therefore, adversely affected the gross margin percentage.

Operating expenses in 2002 were $73.3 million, an increase of $54.4 million, or 286.8%, over 2001 results. SG&A expenses increased $45.0 million in 2002, primarily due to $42.9 million in additional expenses attributable to NorthWestern Energy's Montana operations, while the South Dakota operations' SG&A expenses increased by $2.1 million. Depreciation expense was $12.6 million in 2002, an increase of $9.3 million over 2001. This increase was also primarily due to the addition of NorthWestern Energy's Montana operations, which increased depreciation by $8.3 million, along with an increase of $1.0 million from our South Dakota operations. Operating expenses in 2001 were $19.0 million, an increase of $1.9 million, or 11.0%, from 2000 results. The increase was due principally to a $1.2 million restructuring charge related to a series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses and small increases in team member benefit costs, customer care costs, and service expenses.

Operating income in 2002 was $33.9 million, an increase of $27.7 million, or 446.7%, from 2001, primarily due to the addition of NorthWestern Energy's Montana operations, which contributed $30 million in operating income, while operating income from the South Dakota operations declined by $2.3 million. Operating income in 2001 was $6.2 million, or $7.4 million before restructuring charges, compared to operating income in 2000 of $6.3 million. The increase in operating income in 2001 before restructuring charges reflected gross margin increases, but was partially offset by increased operating expenses.

COMMUNICATIONS SEGMENT OPERATIONS

Operating revenues at Expanets in 2002 were $710.5 million, a decrease of $321.6 million, or 31.2%, from 2001. The decline in revenue was the result of a downturn in the economy generally and the telecommunications equipment market specifically, a focus on higher margin revenues and continuing problems with Expanets' EXPERT system implementation that have contributed to erosion of Expanets' customer base. Expanets recorded a reduction in revenues of $28.0 million for pending billing adjustments.

Cost of sales in 2002 was $444.5 million, a decrease of $203.5 million, or 31.4% from 2001. The decrease was primarily due to lower sales volume and a technical assistance call center agreement signed with Avaya in March 2002 which reduced costs by approximately $25.9 million during the year ended December 31, 2002. Cost of sales in 2001 was $648.0 million, a decline of $92.5 million, or 12.5%, from 2000 results. The decline in cost of sales was attributable to a shift in sales mix from equipment sales to higher-margin service sales and a decline in sales volumes.

Gross margin in 2002 was $265.9 million, a decrease of $118.1 million, or 30.7%, from 2001. Gross margin dollars decreased as the result of a decrease in revenue. As a percentage of revenues, gross margin increased slightly to 37.4% of operating revenues as compared to 37.2% in 2001. Gross margin in 2001 was $384.0 million, an increase of $20.5 million, or 5.6%, from 2000 results. As a percentage of revenues, gross margin increased from 32.9% in 2000 to 37.2% in 2001. Gross margin dollars increased, in spite of an overall decline in operating revenues, as the result of increased solutions and services sales. The gross margin percentage improvement was a result of the increased mix of higher margin recurring service revenues as compared to lower margin equipment sales.

Operating expenses in 2002 were $657.8 million, a decrease of $171.3 million, or 35.2%, from 2001. Selling, general and administrative expenses in 2002 were $314.0 million, a decrease of $123.4 million, or 28.2% from 2001. This decrease was a result of the full year effect of the reduction of approximately 1,300 team member positions in 2001. In addition, current year operating expenses decreased as certain transition service agreements, or TSAs, with Avaya expired or were terminated. Under these TSAs, Avaya provided critical supporting systems such as accounting and information technology until Expanets could complete the necessary infrastructure to provide such services internally. Also contributing to the decrease, Expanets receives payments from Avaya under the terms of a maintenance fee agreement to help Avaya preserve its maintenance customer base for customers of Expanets who have maintenance agreements with Avaya. These amounts reduced operating expenses by $42.8 million in 2002 and $32.0 million in 2001. Included in the amount recognized in 2002 was a true up payment of $2.4 million from Avaya and an additional $10.4 million that had previously been deferred as of December 31, 2001, pending the determination of Avaya's actual experience. In addition, Expanets reduced accrued expenses established as of December 31, 2001, related to vendor settlements, bonus accruals and other items by $11.2 million during 2002. The decrease in selling, general and administrative expenses was partially offset by $37.4 million in bad debt expense and other receivable related charges and $31.2 million of additional expense associated with information technology costs for the operation and repair of the EXPERT system. Depreciation and amortization costs increased approximately $5.9 million in 2002 as the capitalized costs of the EXPERT system were depreciated starting in the first quarter of 2002. Operating expenses in 2001 were $486.5 million, an increase of $98.5 million, or 25.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $437.4 million, an increase of $86.5 million, or 24.6%, from 2000 results. The increase in selling, general and administrative expenses in 2001 was primarily a result of the additional transition and integration and other operating expenses related to the Lucent GEM business acquisition beginning in the second quarter of 2000.

Operating losses in 2002 were $391.9 million, an increase of $289.3 million from 2001 results, primarily due to a decline in the telecommunications equipment market and the $288.7 million in impairment charges discussed above. Operating losses in 2001 were $102.6 million, a decline of $78.0 million from 2000 results, primarily due to the general downturn in the economy and in the communications market in particular, together with the additional integration/transition and other operating expenses incurred as a result of the GEM acquisition.

HVAC SEGMENT OPERATIONS

Operating revenues in 2002 were $471.8 million, an increase of $48.0 million, or 11.3%, from 2001 results. Units acquired in 2002 and 2001 contributed $41.8 million in revenues in 2002. The remaining increase of $6.2 million represents a same-unit growth rate of 1.5%. Operating revenues from noncore same units, which are operating locations designated by management of Blue Dot for immediate divestiture or closure due to significant operating issues or continuing deterioration of performance, were $74.0 million, a decrease of $12.6 million, or 14.5%, from 2001 results. The decline in revenues from the noncore units are due to soft overall market conditions in addition to individual circumstances which include: increased competition in Dallas; a shift in business focus from commercial to residential in San Antonio; disruption caused by labor issues in Detroit; changes in management at certain locations; and the continual impact of poor integration of businesses in New Jersey. Operating revenues in 2001 were $423.8 million, an increase of $15.0 million, or 3.7%, from 2000 results. Operations from acquisitions completed during 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in the fourth quarter of 2000 contributed approximately $25.0 million in revenues, however, revenues at three previously acquired locations declined $26.4 million during 2001. Internal growth within the remainder of the HVAC business generated the remaining revenue increase.

Cost of sales in 2002 was $306.7 million, an increase of $38.7 million, or 14.4%, from 2001 results. Units acquired in 2002 and 2001 incurred costs of $28.3 million in 2002. Cost of sales in same units increased $11.3 million or 4.2%. This increase is primarily attributable to increased competition, compounded by soft market conditions. Cost of sales from noncore same units were $47.2 million, a decrease of $8.6 million, or 15.5% from 2001 results. This decrease is generally in line with the decrease in revenues noted from these same operating units. Cost of sales in 2001 was $268.0 million, an increase of $7.0 million, or 2.7%, from 2000 results. The acquisition and operations of locations in 2001 and the inclusion of the operations for the full year in 2001 of the locations acquired in the fourth quarter of 2000 increased costs by approximately $13.7 million. Costs from additional locations were offset, however, by $16.2 million in reduced cost of sales in connection with division closings and restructurings at three noncore locations. The remaining increase in cost of sales was due to internal growth in other locations.

Gross margin in 2002 was $165.2 million, an increase of $9.3 million, or 6.0%, from 2001 results. Units acquired in 2002 and 2001 contributed $15.6 million to gross margin in 2002. Gross margin in same units decreased $5.2 million or 3.4%. Gross margin from noncore same units were $26.7 million, a decrease of $3.9 million, or 12.8% from 2001 results. Gross margin in 2001 was $155.8 million, an increase of $8.0 million, or 5.4%, from 2000 results. The acquisition and operations of locations in 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in late 2000 contributed approximately $11.3 million to gross margin in 2001, while certain noncore locations lowered gross margin $10.2 million. The remainder of the increase in gross margin in 2001 was due to internal growth in the previously acquired locations.

Gross margin as a percentage of revenues in 2002 decreased from 36.8% to 35.0%. Units acquired in 2002 and 2001 contributed gross margin as a percentage of revenues of 35.5%, while gross margin as a percentage of revenues from same units decreased from 36.7% to 35.0%, primarily due to general economic conditions, a tougher competitive environment and increased operating costs.

Operating expenses in 2002 were $476.5 million, an increase of $306.9 million from 2001 results. The primary reason for this increase was goodwill and long-lived asset impairment charges of $301.7 million. These impairment charges were recorded during the fourth quarter of 2002 to write off the carrying value of goodwill, fixed assets and intangible assets based on the fair value of Blue Dot, determined in accordance with SFAS No. 142 and SFAS No. 144, respectively. The charges are composed of $289.6 million for goodwill, $11.4 million for fixed assets and $0.7 million for intangible assets. Selling, general and administrative expenses in 2002 were $166.3 million, an increase of $13.1 million, or 8.6%, from 2001 results. Approximately $13.3 million of the expenses were incurred in connection with acquisitions in 2002 and the inclusion of the operations for the full year in 2002 of the acquisitions made in late 2001. Expenses increased $5.2 million in 2002 related to the sale-leaseback of a significant portion of Blue Dot's vehicle fleet. Expenses also increased $3.5 million in 2002 at the corporate level related to transition costs of relocating the corporate office, outside consulting, and additional costs of adding team members to support field operations and newly acquired locations. Depreciation and amortization expenses in 2002 were $8.5 million, a decrease of $7.9 million, due to implementation of SFAS No. 142 related to the nonamortization of goodwill and reduced depreciation expense of $3.8 million related to the sale-leaseback of a significant portion of the company's vehicle fleet, partially offset by continued acquisition activity and capital expenditures. Operating expenses in 2001 were $169.6 million, an increase of $26.3 million, or 18.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $153.2 million, an increase of $23.7 million, or 18.3%, from 2000 results. Approximately $8.2 million of the additional expenses were incurred in connection with acquisitions in 2001 and the inclusion of the operations for the full year in

2001 of the acquisitions made in late 2000. Expenditures also increased $2.7 million in 2001 at the corporate level for salaries and benefits of additional team members to support field operations. The remaining increase in expenses was attributable to the growth of previously acquired locations. Blue Dot recorded a $7.2 million restructuring charge in 2001, which related primarily to severance and related team member benefits. Depreciation and amortization expenses in 2001 increased 18.9% due to the continued acquisition activity and capital expenditures.

Operating losses in 2002 were $311.3 million, an increase of $297.5 million from 2001 results primarily due to the impairment charges discussed in the previous paragraph. Prior to giving effect to these impairment charges, acquisitions in 2002 and the inclusion of the operations for the full year in 2002 of the acquisitions made in 2001 increased earnings by approximately $1.8 million. Prior to giving effect to these impairment charges, operating losses in 2002 from same units was $11.9 million, an improvement of $2.3 million or 16.1% from 2001 results. Prior to giving effect to these impairment charges, operating losses from noncore same units were $8.7 million, an improvement of $1.1 million, or 11.3% from 2001 results. The combination of a more competitive climate, increasing operating costs, transition costs related to the relocation of the corporate office resulted in the operating losses in 2002. Operating losses in 2001 were $13.8 million, a decline of $18.4 million from 2000 results. Acquisitions in 2001 and the inclusion of the operations for the full year in 2001 of the acquisitions made in 2000 increased earnings by approximately $3.1 million, but the restructuring charge of $7.2 million, decline in operating income within three noncore locations, margin shortfalls and an overall increase in operating expenses resulted in the net decline and operating loss in 2001.

ALL OTHER OPERATIONS

All Other primarily consists of our other miscellaneous service activities that are not included in the other identified segments, together with the unallocated corporate costs and investments, and any eliminating amounts. The miscellaneous service activities principally include nonutility businesses engaged in voice and data networks and systems, and a portfolio of services to residential and business customers, including product sales and maintenance contracts in areas such as home monitoring devices and appliances. In addition, the 2002 results include the nonutility operations from the newly acquired Montana business. Those activities include an underground pipe and line locating service as well as a portfolio of other services to residential and business customers.

Revenues for the segment in 2002 were $33.9 million, an increase of $16.9 million, or 100%, from 2001. The increase was due to $27.9 million from the newly acquired Montana nonutility operations offset by reduced revenues from the South Dakota and Nebraska nonutility voice and data networks business, which was transferred to Expanets mid-year. Revenues in 2001 were $16.9 million, an increase of $1.6 million, or 10.7%, from 2000 results. The growth in 2001 was attributable to a small acquisition closed in December 2000, which was partially offset by business restructurings and reductions within certain other service activities.

Cost of sales in 2002 was $5.5 million, a decrease of $5.8 million, or 51.2%, from 2001. The decrease was primarily due to the mid-year transfer of the South Dakota and Nebraska nonutility voice and data networks business. Cost of sales in 2001 was $11.2 million, an increase of $0.4 million, or 4.0%, from 2000 results. The increase was a result of the aforementioned acquisition offset by decreased costs from reductions in other service activities.

Gross margin in 2002 was $28.4 million, an increase of $22.7 million, or 397.7%, from 2001. The increase was primarily due to the newly acquired Montana nonutility operations offset by transfer of the previously mentioned South Dakota and Nebraska nonutility voice and data networks business to Expanets. Gross margin in 2001 was $5.7 million, an increase of $1.2 million from 2000 results. As a percentage of revenues, gross margin improved from 29.4% in 2000 to 33.7% in 2001 to 83.8% in 2002. The increase in 2002 resulted primarily from the newly acquired underground line locating service business.

Operating expenses in 2002 were $99.8 million, an increase of $67.7 million, or 210.5%, from 2001. The increase was primarily due to $35.7 million asset impairment charges with respect to the investment in the Montana First Megawatts project and operating expenses from the newly acquired underground line locating service business and to the recognition of expenses of approximately $5.9 million related to the anticipated termination of NorthWestern's Stock Ownership Plan. Operating expenses in 2001 were $32.1 million, an increase of $13.9 million, or 76.4%, from 2000 results. The increase was due principally to $7.3 million of restructuring charges related to a series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses, increased salaries, benefits and relocation expenses related to additional personnel in the corporate offices, additional costs from the acquisition, increased professional services expenses, and an increase in certain other benefit plan expenses.

Operating losses in 2002 were $71.4 million, an increase of $45.0 million, or 170.1%, from 2001. The increase was primarily due to the previously mentioned asset impairment charges. Losses in 2001 were $26.4 million, compared to losses of $13.7 million in 2000. The $12.7 million increase in operating losses in 2001 was attributable to the restructuring charges together with growth in corporate operating expenses, which were partially offset by an increase in gross margin.

Liquidity and Capital Resources

The success of our turnaround plan is dependent upon reducing our debt. Absent the receipt of significant proceeds from the sale of noncore assets, the raising of additional capital or a restructuring of our debt, we will not have the ability to materially reduce our debt or meet our significant maturing debt obligations beginning in 2005, and our ability to fund our operations and service our substantial indebtedness will be adversely affected.

As of December 31, 2002, cash and cash equivalents were $45.6 million, compared to $34.8 million at December 31, 2001. On April 7, 2003, cash and cash equivalents were approximately $95 million. The increase in cash is principally the result of the net proceeds received from the closing of our new senior secured term loan net of other debt principal payments and working capital needs. Our principal sources of liquidity for the year ended December 31, 2002, were cash from operations and cash provided by financing activities, including the sale of new debt and equity securities and borrowings under our former senior credit facility.

We realized net positive cash inflows from operations of $34.0 million in 2002, $83.2 million in 2001, and $34.7 million in 2000. Net cash provided by operating activities in 2002 was composed of a net loss of $863.9 million adjusted for noncash items of $952.5 million, net cash provided by changes in operating assets and liabilities of $5.7 million and cash used for changes in net assets of discontinued operations of $60.2 million. The increase in cash flows in 2002 was due in part to a $42.0 million decrease in accounts receivable and a $35.8 million decrease in other current assets, offset primarily by a $50.7 million decrease in accounts payable and an $80.6 million decrease in cash due to changes in regulatory assets and liabilities. The increase in cash flows in 2001 was due in part to a $63.5 million increase in accrued expenses, a $51.0 million increase in accounts payable, a $32.3 million decrease in net assets of discontinued operations and a $6.4 million decrease in accounts receivables which were partially offset by a $19.0 million increase in other current assets and a $16.0 million increase in inventories. In 2002, we used our cash from operations and $631.0 million in cash provided from financing activities, to fund $654.3 million in investment activities, including our acquisitions and capital expenditures. In 2001, we used our cash from operations, together with $8.6 million in existing cash and cash equivalents and $91.3 million in cash provided from financing activities, to fund $183.1 million in investment activities, including our acquisitions and capital expenditures. In 2000, we used a portion of our cash from operations, together with $150 million in cash provided from financing activities, to fund $163.9 million in investment activities, including our acquisitions and capital expenditures.

Cash flows used in investing activities in 2002 were $654.3 million, an increase of $471.2 million from 2001. The increase was primarily due to the acquisition of our Montana utility operations. Cash flows used in investing activities of $183.1 million in 2001 increased $19.2 million over 2000 investing activities. The increase was principally a result of increased growth of property, plant and equipment capital expenditures. Cash flows provided by financing activities in 2002 were $631.0 million, an increase of $539.7 million from 2001. The increase was primarily due to the issuance of $738.1 million in senior notes and other long-term debt, $123 million in net line of credit borrowings, $117.8 million in net proceeds from the issuance of preferred securities of subsidiary trusts and $81 million in net proceeds from the issuance of our capital stock, offset primarily by repayment of $313.5 million in long-term debt. Cash flows provided by financing activities of $91.3 million in 2001 declined $58.7 million compared to $150 million of financing cash inflows in 2000. The decrease is attributable to a decline in net debt issuances and repayments and an increase in cash used to repurchase subsidiary minority interests, offset by proceeds from common stock issuances in 2001.

During 2001 and 2002, we raised cash proceeds from the following offerings of our securities and new debt facilities.

- We completed a 3.68 million share common stock offering, including an overallotment option, in October 2001. The offering raised $74.9 million of net proceeds, after expenses and commissions. Approximately $35.0 million of these net proceeds were contributed to Blue Dot for the redemption of certain preferred stock and common stock held by former owners of these businesses pursuant to existing agreements and the remainder was used for general corporate purposes, including reducing short term debt and amounts drawn under our old credit facility.
- On December 21, 2001, NorthWestern Capital Financing II sold 4.0 million shares of its 8 1/4% trust preferred securities and on January 15, 2002, sold an additional 270,000 shares of its 8 1/4% trust preferred securities pursuant to an overallotment option. We received approximately $102.9 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8 1/4% trust preferred securities will be redeemed either at maturity on December 15, 2031, or upon early redemption.
- On January 31, 2002, NorthWestern Capital Financing III sold 4.0 million shares of its 8.10% trust preferred securities, and on February 5, 2002, sold an additional 440,000 shares of its 8.10% trust preferred securities pursuant to an overallotment option. We received approximately $107.4 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8.10% trust preferred securities will be redeemed either at maturity on January 15, 2032, or upon early redemption.
- On February 15, 2002, in connection with our recently completed acquisition of The Montana Power Company's energy distribution and transmission business, we assumed $511.1 million of debt and preferred stock net of cash received from The Montana Power Company, and we entered into a $720 million term loan and drew down a $19.0 million swing-line commitment under our $280 million revolving credit facility to fund our acquisition costs and repay borrowings of $132.0 million outstanding under our existing recourse bank credit facility. The $511.1 million of assumed debt and preferred stock includes various series of mortgage bonds, pollution control bonds and notes that bear interest rates between 5.90% and 8.95%. These include both secured and unsecured obligations with maturities that range from 2003 to 2026.
- On March 13, 2002, we issued $250 million of our 7 7/8% senior notes due March 15, 2007, and $470 million of our 8 3/4% senior notes due March 15, 2012, which resulted in net proceeds to us of $713.9 million. We applied these net proceeds together with available cash to fully repay and terminate the $720 million term loan portion of our credit facility. On March 28, 2002, we entered into two fair value hedge agreements, each of $125.0 million, to effectively swap the fixed interest rate on our $250 million five-year senior notes to floating interest rates at the three-month London Interbank Offered Rate plus spreads of 2.32% and 2.52%, effective as of April 3, 2002. These fair value hedge agreements were settled on September 17, 2002 resulting in $17.0 million of proceeds and an unrecognized gain to us. The unrecognized gain is recorded in Other Noncurrent Liabilities and will be recognized as a reduction of interest expense over the remaining life of the notes. On the nine remaining coupon payments on the five-year notes, the amortization of the gain equates to a $1.9 million interest savings per coupon payment, effectively lowering the annual interest rate on the five-year notes to 6.3%.
- On October 8, 2002, we completed a 10 million share common stock offering. The offering raised $81.0 million of net proceeds, after expenses and commissions. The net proceeds were used for general corporate purposes, including reducing amounts drawn under our credit facility.

Capital expenditures for property, plant and equipment for the years ended December 31, 2002, 2001 and 2000, were $115.9 million, $163.9 million, and $61.4 million, respectively. We estimate that our capital expenditures for 2003 will be approximately $60 million for our regulated business and $23 million for our unregulated businesses. Our capital expenditures are continually examined and evaluated and may be revised in light of changing business operating conditions, variation in sales and other business factors. Our future investment in any nonutility entity, including Blue Dot, CornerStone or Expanets, is limited to $10 million without the approval of the MPSC, pursuant to an order issued in connection with approval of our senior secured term loan. With the approval of the MPSC, we may make secured loans of up to $30 million for Expanets and $20 million for Blue Dot under the order, but we do not intend to do so. We expect our capital expenditures for our regulated business to approximate $60 million in each of years 2004 through 2007.

As of December 31, 2002, NorthWestern had long-term borrowings of approximately $2.1 billion. Through March 31, 2003, we have:

- Repaid $15.0 million aggregate principal amount of maturing Montana Secured Medium Term Notes.
- Repaid approximately $11.2 million on Expanets' credit facility with Avaya. The remaining outstanding balance on this facility of approximately $27.1 million was formally extended by Avaya and is due in three equal installments of approximately $9.0 million on each of January 1, April 1 and July 1, 2004.
- Agreed with Avaya to cancel the Expanets subordinated note in the face amount of $35.0 million due 2005 that was issued as partial consideration in the GEM acquisition. The subordinated note was noninterest bearing and had a carrying value of approximately $27.0 million as of December 31, 2002.
- Repaid and terminated our $280 million credit facility, of which the outstanding balance at December 31, 2002, was approximately $255.0 million and which was fully drawn, including back-up letters of credit, on the date of repayment, with net proceeds received on a $390 million secured term loan closed during February 2003.

After such repayments, as of March 31, 2003, we now have approximately $2.2 billion in long-term borrowings, with maturities during the balance of 2003 of approximately $9.0 million, which excludes $16 million related to the Blue Dot credit facility, currently in default, which is nonrecourse to us. In 2004, we have approximately $42.3 million in maturities, including approximately $27.1 million under Expanets' credit agreement with Avaya, for which we have an obligation to purchase inventory and receivables in an amount equal to the outstanding balance in the event of a default by Expanets.

The following table shows our contractual cash obligations and commercial commitments as of December 31, 2002:

in thousands	Total	2003	2004	2005	2006	2007	Thereafter
Debt:							
Senior Notes, 7 7/8% and 8 3/4%	$ 720,000	$ —	$ —	$ —	$ —	$250,000	$ 470,000
Discount on Senior Notes	(802)	—	—	—	—	—	(802)
Senior Unsecured Debt, 6.95%	105,000	—	—	—	—	—	105,000
Credit Facility[1]	255,000	3,900	3,900	3,900	243,300	—	—
South Dakota Mortgage Bonds, 7.00% and 7.10%	115,000	—	—	60,000	—	—	55,000
South Dakota Pollution Control Obligations, 5.85% and 5.90%	21,350	—	—	—	—	—	21,350
Montana First Mortgage Bonds, 7.00%, 7.30%, 8.25% and 8.95%	157,197	—	—	5,386	150,000	365	1,446
Discount on Montana First Mortgage Bonds	(3,226)	—	—	—	—	—	(3,226)
Montana Pollution Control Obligations, 6.125% and 5.90%	170,205	—	—	—	—	—	170,205
Montana Secured Medium Term Notes, 7.23% and 7.25%	28,000	15,000[2]	—	—	—	—	13,000
Montana Unsecured Medium Term Notes, 7.07%, 7.96% and 7.875%	40,000	—	—	—	15,000	—	25,000
Montana Natural Gas Transition Bonds, 6.20%	50,866	4,364	4,052	4,744	4,712	5,248	27,746
Expanets credit facility[3]	38,299	11,199[4]	27,100[4]	—	—	—	—
Blue Dot credit facility	16,000	16,000	—	—	—	—	—
Other debt, various[4]	29,733	795	1,170	27,308	221	239	—
Capital leases[5]	19,272	6,620	6,081	3,312	2,177	708	374
Total debt	1,761,894	57,878	42,303	104,650	415,410	256,560	885,093
Mandatorily Redeemable Preferred Securities of Subsidiary Trusts:							
8.125% mandatorily redeemable preferred securities of subsidiary trust	32,500	—	—	—	—	—	32,500
7.20% mandatorily redeemable preferred securities of subsidiary trust	55,000	—	—	—	—	—	55,000
8.45% mandatorily redeemable preferred securities of subsidiary trust	65,000	—	—	—	—	—	65,000
8 1/4% mandatorily redeemable preferred securities of subsidiary trust	106,750	—	—	—	—	—	106,750
8.10% mandatorily redeemable preferred securities of subsidiary trust	111,000	—	—	—	—	—	111,000
Total Mandatorily Redeemable Preferred Securities of Subsidiary Trusts	370,250	—	—	—	—	—	370,250
Future minimum operating lease payments[5]	342,086	59,891	54,461	48,379	41,405	36,004	101,946
QF facilities[6]	143,606	9,395	8,075	7,908	2,811	3,804	111,613
Power purchase contracts[7]	1,694,561	306,293	291,984	269,869	231,096	162,384	432,935
Interest payments on existing debt and preferred securities	2,168,988	174,471	171,110	169,270	161,771	108,540	1,383,826
Total Commitments	$6,481,385	$607,928	$567,933	$600,076	$852,493	$567,292	$3,285,663

(1) In addition, as of December 31, 2002, NorthWestern had letters of credit totaling $20.4 million outstanding under its $280 million revolving credit facility. This facility was terminated and repaid in full on February 10, 2003. This facility was repaid with a portion of the proceeds from our new $390 million senior secured term loan, which we drew down on February 10, 2003, and which matures on December 1, 2006. We have adjusted the maturity schedule of the amounts outstanding under our $280 million revolving credit facility at December 1, 2002, to match the maturity schedule under our new $390 million senior secured term loan. The entire outstanding balance under the senior secured term loan matures on December 31, 2006, expected to be approximately $378 million, net of scheduled amortization. We have also included the interest payments on our senior secured term loan in the interest payments reflected in this table.

(2) These Montana Secured Medium Term Notes matured and were repaid in their entirety on January 27 and 28, 2003.

(3) This facility had an outstanding balance of $27.1 million as of March 31, 2003. Amounts repaid under this facility may not be reborrowed. If Expanets defaults under this facility, we may be obligated to purchase inventory and accounts from Avaya in an amount equal to the outstanding balance of the facility.

(4) Subsequent to December 31, 2002, we reached an agreement with Avaya to settle certain claims and to restructure the terms of Avaya's investments in Expanets' equity and debt securities. In connection with such agreement, Expanets paid down the balance of its credit facility to approximately $27.1 million, which was deferred until 2004 and will be repaid in equal payments on January 1, 2004, April 1, 2004 and July 1, 2004. Further, Expanets' noninterest bearing note in the face amount of $35.0 million which was carried on Expanets' books at a value of approximately $27.0 million at December 31, 2002, and is included in Other Debt, various, was forgiven by Avaya. See Item 1. "Business – Communications, Network Services and Data Solutions Business – Expanets – Operating Developments" in our Annual Report on Form 10-K for further details of this agreement.

(5) The capital lease obligations are principally used to finance equipment purchases. These leases have various implicit interest rates, which range from 2.0% to 16.1%. NorthWestern has a financial commitment related to certain vehicles under operating leases by Expanets and Blue Dot, in the event of default and subsequent failure to cure such default. At December 31, 2002, the amount of this financial commitment is approximately $24.7 million.

(6) As discussed in Item 1. "Utility Regulation – Electric Operations – Montana" in our Annual Report on Form 10-K, with the acquisition of our Montana operations we assumed a liability for expenses associated with certain Qualifying Facilities Contracts, or QFs. The QFs require us to purchase minimum amounts of energy at prices ranging from $65 to $138 per megawatt hour through 2029. Our gross contractual obligation related to the QFs is approximately $1.9 billion. A portion of the costs incurred to purchase this energy is recoverable through rates authorized by the MPSC, totaling approximately $1.5 billion. We have established a liability as of the date of the acquisition of $134.3 million, which represents the net present value, utilizing a discount rate of 8.75%, of the difference between our obligations under the QFs and the related amount recoverable in rates. The obligation and payments reflected on this schedule represent the amortization of this liability.

(7) As discussed in Item 1. "Electric Operations – Electric Supply" and "Natural Gas Operations – Natural Gas Supply" in our Annual Report on Form 10-K, we have entered into various power purchase commitments, largely purchased power, coal and natural gas supply, electric generation construction and natural gas transportation contracts. These commitments range from one to 30 years.

Each of the debt agreements, mandatorily redeemable preferred securities of subsidiary trust and capital and operating leases described in the above-referenced table, as well as other contractual obligations including the Blue Dot exchange agreements and the obligations under the Defined Benefit Pension and Postretirement Benefit Plan are described under the caption "Description of Indebtedness and Other Contractual Obligations."

For our utility only operations, which excludes Blue Dot, Expanets, and all other unregulated entities, and absent proceeds from the sale of noncore assets, we estimate the following for the years 2003 and 2004.

approximate and in millions	2003	2004
Cash flows from operating activities[1]	$ 30	$ 80
Cash flows used in investing activities[2]	(60)	(60)
Cash flows provided (used) in financing activities[3]	32	(39)
Increase (decrease) in cash and cash equivalents	$ 2	$(19)

(1) The 2003 amount includes a use of cash for working capital of approximately $45 million and interest payments of approximately $140 million. The 2004 amount includes a use of cash for working capital of approximately $15 million and interest payments of approximately $140 million.

(2) These amounts are comprised of capital expenditures.

(3) The 2003 amount represents the net total of our currently anticipated financing activities for 2003 and is comprised of the following:

Net proceeds – Senior secured term loan	$366
Repayment of outstanding debt and retirement of letters of credit with proceeds from senior secured loan	(280)
Trust preferred dividend payments	(30)
Other debt payments	(24)
Cash flows provided by financing activities	$ 32

We have the right to defer payment of our trust preferred dividend payments for up to 20 consecutive quarters. The 2004 amount includes trust preferred dividend payments of approximately $30 million and other debt payments of approximately $9 million.

Based on our current plans and business conditions, we expect that our available cash, cash equivalents and investments, together with amounts generated from operations, will be sufficient to meet our cash requirements for at least the next 12 months. However, due to a decrease in cash and cash equivalents during 2004, we believe that we may need additional funding sources or proceeds from the sale of noncore assets by the end of 2004 or early in 2005. Commencing in 2005, we face substantial debt reduction payments. Absent the receipt of significant proceeds from the sale of noncore assets, the raising of additional capital or a restructuring of our debt, we will not have the ability to reduce our debt or meet our maturing debt obligations. Even if we are successful in selling some or all of our noncore assets, we will have to restructure our debt or seek new capital.

The principal elements of our turnaround plan will be to focus on our core electric and natural gas utility businesses and to commit to reduce our debt. In that regard,

- We do not intend to make any additional significant investments in, or commitments to, Expanets and Blue Dot while we examine strategic alternatives for these businesses, including the sale or disposition of each of these businesses or their assets;
- We are seeking to enforce a contract for the sale of our Colstrip transmission line, and we propose to sell certain of our noncore assets, including our Montana First Megawatts project;
- We intend to review all corporate overhead and significantly reduce expenditures; and
- We have departed from our historical practice of paying dividends on our common stock.

DESCRIPTION OF INDEBTEDNESS AND OTHER CONTRACTUAL OBLIGATIONS

Senior Notes

The Senior Notes are two series of unsecured notes that we issued in 2002 in connection with our acquisition of NorthWestern Energy LLC. These senior notes mature in 2007 and 2012.

Senior Unsecured Debt

The Senior Unsecured Debt is a general obligation that matures in 2028. We issued this debt in November 1998, and the proceeds were used to repay short-term indebtedness and for general corporate purposes.

Senior Secured Term Loan

In February 2003, we closed and received funds from a $390 million senior secured term loan, which is secured by $280 million of First Mortgage Bonds secured by substantially all of our Montana utility assets and $110 million of First Mortgage Bonds secured by substantially all of our South Dakota and Nebraska utility assets. The net proceeds from this facility were used to repay $260 million outstanding plus approximately $20 million in letters of credit and terminate our prior working capital facility, which had a $280 million revolving line of credit, and provided ongoing liquidity to the Company. Our prior credit facility, which bore interest at a variable rate tied to the London Interbank Offered Rate plus a spread of 1.5% based on our credit ratings and accrued interest at 2.88% per annum as of December 31, 2002, was repaid and terminated on February 10, 2003.

Our new senior secured term loan bears interest at a variable rate tied to the Eurodollar rate, with a floor of 3.0%, plus a spread of 5.75% or at the prime rate, with a floor at 4.00%, plus a spread of 4.75%. Our new senior secured term loan expires on December 1, 2006, although we must make quarterly amortization payments equal to $975,000 commencing on March 31, 2003. The credit agreement with respect to our senior secured term loan contains a number of representations and warranties and imposes a number of restrictive covenants that, among other things, limit our ability to incur indebtedness and make guarantees, create liens, make capital expenditures, pay dividends and make investments in other entities.

In addition, we are required to maintain certain financial ratios for NorthWestern and its subsidiaries, excluding Blue Dot, Expanets and CornerStone (the "Borrower"), including:

- net worth, as defined, on the last day of each fiscal quarter of at least $616.0 million plus 50% of cumulative net income (but not losses) from each quarter commencing with the quarter ending March 31, 2003 ($785.1 million at December 31, 2002);
- a funded debt to total capital ratio, as defined, on the last day of each fiscal quarter of no greater than 72.5% (69.1% at December 31, 2002);
- a ratio of utility business earnings before interest, taxes, depreciation and amortization, or EBITDA (EBITDA is a non-GAAP financial measure and as such, we have not used it in describing our results of operations. We have used EBITDA in this section specifically to show compliance with our debt covenants, and we do not refer to EBITDA for any other purpose herein.), to consolidated recourse interest expense (which excludes noncash interest expense) for the prior four fiscal quarters of at least 1.40 to 1.00 (2.25 at December 31, 2002);
- a ratio of Montana utility business EBITDA to interest expense on the Montana First Mortgage Bonds for the trailing four fiscal quarters of at least 3.00 to 1.00 (7.52 at December 31, 2002);
- a ratio of South Dakota utility business EBITDA to interest expense on the South Dakota First Mortgage Bonds for the trailing four fiscal quarters of at least 2.50 to 1.00 (6.11 at December 31, 2002);
- a ratio of funded debt outstanding on the last day of each fiscal quarter to utility business EBITDA for the trailing four fiscal quarters of less than 8.75 to 1.00 prior to January 1, 2004, less than 8.25 to 1.00 during 2004 and less than 7.50 to 1.00 thereafter (7.68 at December 31, 2002);
- a ratio of the aggregate amount of Montana First Mortgage Bonds outstanding on the last day of each fiscal quarter to Montana utility business EBITDA for the trailing four fiscal quarters of less than 4.25 to 1.00 prior to January 1, 2005 and less than 3.75 to 1.00 thereafter (1.99 at December 31, 2002); and
- a ratio of the aggregate amount of South Dakota First Mortgage Bonds outstanding on the last day of each fiscal quarter to South Dakota

utility business EBITDA for the trailing four fiscal quarters of less than 4.75 to 1.00 prior to January 1, 2005 and less than 4.25 to 1.00 thereafter (2.32 at December 31, 2002);

For purposes of determining compliance with these covenants, "net worth" is defined as the sum of shareholders' equity and preferred stock (including mandatorily redeemable preferred stock of subsidiary trusts), preference stock and preferred securities of the Borrower on September 30, 2002, with said total specified as $770 million, plus any gain in (or minus any loss in) the sum of shareholders' equity and preferred stock (including mandatorily redeemable preferred stock of subsidiary trusts), preference stock and preferred securities of the Borrower (excludes losses of subsidiaries Expanets, Blue Dot and CornerStone) after September 30, 2002. Total capital is defined as funded debt on any such date plus net worth (as defined) as of the end of the most recent fiscal quarter. The table below shows the components used to determine net worth (as defined), and the respective amounts of each component, at December 31, 2002 *(in thousands)*:

Shareholders' deficit at December 31, 2002	$(456,076)
Add back losses of Excluded Subsidiaries (as defined):	
Loss on discontinued operations	101,655
Expanets loss for the quarter ended December 31, 2002	447,636
Blue Dot loss for the quarter ended December 31, 2002	321,602
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250
Net Worth (as defined)	$ 785,067

In January 2003, in connection with executing the new senior secured term loan, we applied to the MPSC for authorization to issue up to $280 million aggregate principal amount of First Mortgage Bonds secured by Montana utility assets as security for our new senior secured term loan facility. In granting its approval, the MPSC placed the following conditions on the approval of the First Mortgage Bonds:

- We must apply all proceeds from the sale of nonutility assets, specifically including Blue Dot and Expanets, to debt reduction;
- We must commit to fully funding the operation, maintenance, repair and replacement of our public utility infrastructure in Montana and to file a required maintenance plan and budget with the MPSC, which we have filed;
- We may not provide more than an additional $10 million in the aggregate in capital to any nonutility entity without the prior approval of the MPSC;
- We must report all advances to nonutility companies to the MPSC within five business days of such advance; and
- If the existing credit agreements for Blue Dot or Expanets are terminated, we may file an application with the MPSC seeking approval to provide secured loans of up to $20 million to Blue Dot and up to $30 million to Expanets.

Our turnaround plan is dependent upon receiving proceeds from the sale of our noncore assets in order to reduce our debt. We are generally prohibited from selling our assets, other than sales of our Colstrip transmission system, sales of assets of, or capital stock in, Montana Megawatts I, LLC and other entities formed for the Montana First Megawatts Project, or sales of other assets that do not exceed, in the aggregate, 10% of the value of our consolidated tangible assets for our utility business as of the reference date for the senior secured term loan, or December 17, 2002. All of the net proceeds from a permitted sale or series of sales of utility assets of at least $10 million, as well as 50% of the net proceeds of any equity offering of at least $10 million, must first be offered to the lenders to pay principal and accrued interest on the secured term loan. If such first offer is not accepted, we may use an amount not more than the remaining net proceeds of such transactions not accepted by the lenders to prepay other debt. We do not intend to sell any of our core utility assets. Depending upon the price at which Blue Dot, Expanets or other assets may be sold, we may be required to obtain a waiver from the lenders to sell their stock. While Expanets and Blue Dot are not prohibited from selling their assets and distributing the proceeds to their equityholders, the net proceeds would have to be offered for prepayment to the lenders before prepaying any other debt.

We may also offer to prepay, not more than once every three months, all on a portion of the senior secured term loan, which payment maybe accepted or rejected by the lenders. However, unlike mandatory prepayment offers required for the disposition of stock or assets or the issuance of equity, as described above, voluntary prepayment amounts declined by the lenders may not be used to prepay other indebtedness unless waived by the lenders.

Other Mortgage Bonds

We have also issued other mortgage bonds under our South Dakota indenture that mature in 2005 and 2023, including our South Dakota Pollution Control Obligations. All of such bonds are secured by substantially all of our South Dakota and Nebraska electric and natural gas assets.

We have also issued other mortgage bonds under our Montana indenture that mature in 2005, 2006, 2007 and 2022. The Montana Pollution Control Obligations are three obligations that The Montana Power Company issued that mature in 2023. The Montana Secured Medium Term Notes are two obligations that The Montana Power Company issued that mature in 2003 and 2008. The Montana Natural Gas Transition Bonds were issued by The Montana Power Company and mature in 2012. All of these obligations are secured by substantially all of our Montana electric and natural gas assets. The series of Montana Secured Medium Notes that matured in January 2003 bore interest at 7.23% per annum and were repaid at their maturity on January 27-28, 2003.

The Montana Unsecured Medium Term Notes are three general obligations issued by The Montana Power Company that mature in 2006 and 2026.

Blue Dot's Credit Facility.

On August 30, 2002, Blue Dot entered into a working capital credit facility with a commercial bank that provides $20 million of available credit for general corporate purposes and matures on August 31, 2005. The facility bears interest at a variable rate (5.0% as of December 31, 2002, tied to the prime rate as announced from time to time by the bank under the credit facility or LIBOR plus, in each, case a variable margin. The margin can range from .25% to 1.00% above the prime rate or 2.75% to 3.50% above LIBOR. The facility is collateralized by substantially all assets of Blue Dot and contains restrictive covenants prohibiting, among other things, the use of cash by Blue Dot for various purposes including acquisitions, dividend payments to NorthWestern, acquiring outstanding shares of Blue Dot equity, as well as any capital expenditures unless funded by NorthWestern. The facility also prohibits the sale of certain assets, such as the noncore locations, without consent of the bank and provides that a default will occur in the event that NorthWestern ceases to control Blue Dot. The facility is nonrecourse to NorthWestern, but subordinates certain indebtedness owed to NorthWestern by Blue Dot to the obligations owed by Blue Dot under the credit facility. In addition, the facility requires Blue Dot to maintain minimum EBITDA requirements and fixed charge coverage ratios, as defined in the facility documents. As of December 31, 2002, $16.0 million was outstanding on the facility, and Blue Dot was in default of certain covenants as a result of its failure to meet its minimum EBITDA requirement for the four quarters ending on December 31, 2002, fund capital expenditures with funds provided by NorthWestern in advance as required under the facility and deliver certain reports. In addition, as of March 31, 2002, the credit facility was fully drawn in the amount of $20 million, and Blue Dot was in default on certain other covenants as a result of (i) its failure to meet the minimum EBITDA requirement for the four quarters ending on March 31, 2003, (ii) its failure to fund certain additional capital expenditures with funds provided by NorthWestern in advance as required under the facility, (iii) its failure to pay up to $4.1 million in redemption obligations to certain holders of Series A Preferred Stock and Class C Common Stock and (iv) making certain interest payments on subordinated debt which were prohibited by the terms of the credit facility. These defaults permit the bank at its election to, among other things, increase the interest rates to prime plus 4.00% and LIBOR plus 6.00%, suspend any further LIBOR borrowings, refuse to make any additional loans, terminate the credit facility and require the immediate repayment of all outstanding loans. In addition, the existence of these defaults prevent Blue Dot from making payments under certain subordinated debt, which will result in Blue Dot being in default under these instruments. Blue Dot is currently attempting to obtain a waiver of the existing defaults and modify various financial and other covenants of the facility to prevent further potential defaults under the facility and under certain other obligations of Blue Dot. As of December 31, 2002, the facility has been classified as current in our consolidated Balance Sheet.

Expanets' Credit Facility.

The Expanets facility represents a short-term line of credit that was provided to Expanets by Avaya for the purpose of financing purchases of Avaya products and services. The remaining outstanding principal balance on the line of credit of approximately $27 million has been extended and is now due in three equal installments of approximately $9 million on each of January 1, April 1 and July 1, 2004. If Expanets defaults on this facility, we may be obligated to purchase inventory and accounts from Avaya in an amount equal to the then outstanding balance of the facility. As of December 31, 2002, the effective interest rate of this loan was 15%. No new borrowings are permitted under the facility, and our repurchase obligation will remain in place until the balance is fully paid.

Expanets must achieve financial independence from NorthWestern and is in the process of seeking an asset-based commercial credit facility to replace the Avaya line of credit and to provide operating capital to fund its day-to-day operations. Expanets will incur additional expenses on systems to enhance internal controls.

The Other Debt includes a $35.0 million subordinated note payable to Avaya. In April 2000, Expanets completed a transaction to purchase the Lucent GEM business and, as part of the transaction, Expanets issued Avaya a $35.0 million subordinated note and a $15.0 million convertible note. The $15.0 million note converted into Series D Preferred Stock of Expanets prior to the end of 2001. On March 13, 2003, Avaya cancelled the $35.0 million subordinated note due 2005 and the $15 million Series D Preferred Stock. The subordinated note was noninterest bearing and had a carrying value of $27 million as of December 31, 2002.

Mandatorily Redeemable Preferred Securities of Subsidiary Trust

We have established four wholly owned, special-purpose business trusts, NWPS Capital Financing I, NorthWestern Capital Financing I, NorthWestern Capital Financing II and NorthWestern Capital Financing III, to issue common and preferred securities and hold subordinated debentures that we issue, and The Montana Power Company established Montana Power Capital I (Trust) as a wholly owned business trust to issue common and preferred securities and hold subordinated debentures that it issued. We assumed the obligations of The Montana Power Company under the subordinated debentures that it issued to Montana Power Capital I on November 15, 2002. The sole assets of these trusts are the investments in our subordinated debenture obligations. The trusts use the interest payments received on the subordinated debentures to make quarterly cash distributions on the preferred securities. These subordinated debentures are unsecured and subordinated to all of our other liabilities and rank equally with the guarantees related to the other trusts. We guarantee payment of the dividends on the preferred securities only if we have made the required interest payments on the subordinated debentures held by the trusts. We have also agreed to pay all of the expenses of the trusts. In addition, we own all of the common securities of each trust, equivalent to approximately 3% of the capital of each trust. Five years from the date of each issuance, and earlier in some circumstances if changes in law occur, we have the option to redeem some or all of the subordinated debentures at 100% of their principal amount plus any accrued interest to the date of redemption. All of the subordinated debentures have maturities in excess of 20 years.

We have the right, on one or more occasions, to defer interest payments in the subordinated debentures for up to 20 consecutive quarterly periods unless a default under the subordinated debentures has occurred and is continuing. If we defer interest payments on the subordinated debentures, cash distributions on our trust preferred securities will also be deferred. During this deferral period, distributions will continue to accumulate on both the trust preferred securities and deferred distributions at their respective annual rates. During any period in which we defer interest payments on the subordinated debentures, we will not, with some exceptions, be permitted to pay any dividends or distributions in respect of our capital stock; redeem, purchase or make liquidation payments on our capital stock; make principal, premium or interest payments or repurchase or redeem any of our debt securities that rank equal with or junior to the subordinated debentures; or make any payments with respect to any guarantee of debt securities of any of our subsidiaries, including other guarantees, if such guarantee ranks equal with or junior to the subordinated debentures. Given our significant debt, our board of directors will review the appropriateness of each periodic interest payment under the subordinated debentures in light of, among other factors, the progress of our turnaround plan and our liquidity needs.

At December 31, 2002, NWPS Capital Financing I, NorthWestern Capital Financing I, NorthWestern Capital Financing II, NorthWestern Capital Financing III and Montana Power Capital I had 1.3 million, 2.2 million, 4.27 million, 4.44 million and 2.6 million shares of preferred securities outstanding, respectively, accrued distributions at the annual rate of 8.125%, 7.2%, 8.25%, 8.1% and 8.45%, respectively, of their liquidation preference value of $25 per security, and had assets of approximately $33.5 million, $56.7 million, $110.1 million, $114.4 million and $67 million of our subordinated indebtedness, respectively.

Other Contractual Obligations

Many of Blue Dot's acquisitions have involved the issuance of Blue Dot capital stock to the sellers of the acquired businesses. In connection with certain acquisitions, the sellers can elect under certain circumstances to exchange their shares for cash at a predetermined rate. The aggregate amount of exchange obligations as of December 31, 2002, was $3.9 million, of which $2.1 million was presented for exchange on March 31, 2003, and remains unpaid.

For certain other acquisitions, Blue Dot entered into call option agreements giving Blue Dot the right to repurchase these shares at a price that will vary, and may be greater or less than the original issue price, based upon the performance of the designated business unit over a specified time. Certain of these agreements grant the holder the right to put such shares to Blue Dot at their adjusted book value if there has not been an initial public offering of Blue Dot by a specified date or at the lesser of the initial public offering price and the current market price shortly after the public offering occurs. For certain agreements, if the shareholder has not exercised his put or has been subject to the exercise of a put or call, the shareholder may be entitled to receive certain payments under earnout arrangements. These earnouts will vary depending upon the performance of the designated business unit over time. The maximum aggregate obligation in respect of these arrangements was approximately $50.0 million as of December 31, 2002, of which $2 million and $4.4 million was due as of March 31, 2003 and June 30, 2003, respectively. Our subsidiary, NorthWestern Growth Corporation, may be required to provide support for certain of the exchange, call option and earnout obligations by providing, at its election, either cash and/or shares of our registered common stock in an amount equal to such obligation in the event Blue Dot fails to perform. Blue Dot is prohibited under its credit agreement from making such payments with its own funds. We have advised Blue Dot that no additional funds will be provided to support such obligations. Blue Dot is attempting to negotiate extensions or other arrangements to satisfy these obligations. Blue Dot's failure to pay these obligations, and NorthWestern Growth's failure to provide support, may result in liability to such shareholders and additional defaults under Blue Dot's credit agreement.

Similar to Blue Dot, many of Expanets' acquisitions involved the issuance of Expanets capital stock to sellers of acquired businesses. In connection with certain of these acquisitions, the sellers can elect to exchange their Expanets stock for cash at a predetermined exchange rate. NorthWestern Growth Corporation may be required to support Expanets' repurchase obligations. As of March 31, 2003, exchange obligations totaling $6.0 million had been presented to Expanets for payment, and $0.8 million of such obligations have been paid. Unless Expanets or NorthWestern Growth satisfies the payment obligations to shareholders under the exchange agreements, such shareholders may pursue enforcement of the obligations, including through litigation. NorthWestern has subsequently indicated that no additional funds will be provided to Expanets or NorthWestern Growth for these purposes.

As discussed in "Critical Accounting Policies and Estimates – Minority Interest in Consolidated Subsidiaries," Blue Dot had exchange obligations totaling $3.9 million, and Expanets had exchange agreement obligations totaling $6.0 million that are reflected as Minority Interests at December 31,2002, and may be required to be paid during 2003.

We are required to provide audited financial statements under several of our debt instruments, pension plans and other instruments and arrangements within 90 days after the end of our fiscal year. We have not provided audited financials as of the date of this report and are, therefore, in technical default of these requirements. We intend to satisfy our financial statement delivery requirements promptly following filing of this report.

Employment Contracts

Several, but not all, of our senior executive officers have comprehensive employment agreements with terms through 2004 to 2006. For information about these employment contracts, see "Employment Contracts" in Item 11 of our Annual Report on Form 10-K.

Defined Benefit Pension and Postretirement Benefit Plans

With the acquisition of our Montana operations, our pension and other postretirement benefit obligations significantly increased. Our reported costs of providing pension and other postretirement benefits, as described in Note 13 of "Notes to the Consolidated Financial Statements," are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension and other postretirement benefit costs, are impacted by actual employee demographics, including age and compensation levels, the level of contributions we make to the plan, earnings on plan assets, and health care cost trends. Changes made to the provisions of such plans may also impact current and future benefit costs. Benefit costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the postretirement benefit obligation and postretirement costs.

As a result of the factors listed above, significant portions of pension and other postretirement benefit costs recorded in any period do not reflect, and are generally greater than, the actual benefits provided to plan participants.

Our pension and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension and other postretirement benefit costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension and other postretirement benefit costs.

Due to the sharp declines in United States equity markets since the third quarter of 2000, the value of the assets held in the plans' trusts to satisfy the obligations of the other postretirement plans has decreased significantly. At December 31, 2002, our accumulated benefit obligation exceeded plan assets by approximately $119.1 million for our pension plans. In addition, our projected benefit obligation for other postretirement benefit plans exceeded plan assets by $98.6 million; however, we have life insurance contracts on certain employees with cash surrender values totaling approximately $30 million to partially offset this $98.6 million obligation. Additional contributions may be required in the near future to meet the requirements of the plan to pay benefits to plan participants. To the extent such additional contributions are reflected in the ratemaking process to determine the rates billed to customers, such amounts will be treated as regulatory assets. For the year ended December 31, 2002, contributions to our pension and other postretirement benefit plans were $7.4 million. No contributions were made during 2001. The increase in contributions for fiscal 2002 was the result of the acquisition of The Montana Power, LLC and the excess of our accumulated benefit obligations over plan assets in 2001. We expect contributions for pension and other postretirement benefit plans to be at least $17.4 million in 2003.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which was effective January 1, 2003. The statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets. The statement requires the present value of future retirement costs for which the Company has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over the asset life.

We have completed an assessment of the specific applicability and implications of SFAS No. 143. We have identified, but have not recognized, asset retirement obligation, or ARO, liabilities related to our electric and natural gas transmission and distribution assets. Many of these assets are installed on easements over property not owned by the Company. The easements are generally perpetual and only require retirement action upon abandonment or cessation of use of the property for the specified purpose. The ARO liability is not estimable for such easements as we intend to utilize these properties indefinitely. In the event we decide to abandon or cease the use of a particular easement, an ARO liability would be recorded at that time.

Our regulated utility operations have, however, previously recognized removal costs of transmission and distribution assets as a component of depreciation in accordance with regulatory treatment. To the extent these amounts do not represent SFAS No. 143 legal retirement obligations, they are to be disclosed as regulatory liabilities upon adoption of the statement. As of December 31, 2002, we have estimated accrued removal costs related to our Montana transmission and distribution operations in the amount of $111.0 million and $4.5 million, for our South Dakota and Nebraska operations, respectively, all of which are included in accumulated depreciation.

For our generation properties, we are in the process of evaluating the associated retirement costs as defined by SFAS No. 143 and what the prescribed accounting treatment will be under FERC rules. We have accrued decommissioning costs since the generating units were first put into service in the amount of $11.4 million, which is classified as an other noncurrent liability. Preliminary estimates indicate that this amount would be sufficient to cover the legally required retirement obligations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* was issued in October 2001 and establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Our accounting for the discontinued operations of CornerStone as described in Note 6, "Discontinued Operations," followed the provisions of SFAS No. 144. We adopted SFAS No. 144 effective January 1, 2002. The adoption of

SFAS No. 144 did not have a material impact on our consolidated results of operations, financial position, or cash flows as the long-lived asset impairment provisions of SFAS No. 144 effectively carried over the provisions of SFAS No. 121.

SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, was issued in April 2002. SFAS No. 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. It also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. We will adopt SFAS No. 145 on January 1, 2003. As a result of the adoption, effective January 1, 2003, we will be required to reflect the extraordinary loss on debt extinguishments of $13.5 million, net of tax, incurred in 2002 as part of continuing operations.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued in June 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, including lease termination costs and certain employee termination benefits that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 will be applied prospectively and is effective for exit or disposal activities that are initiated after December 31, 2002. We will adopt SFAS No. 146 on January 1, 2003.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), was issued in November 2002. FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 have been included in Note 19, "Guarantees, Commitments and Contingencies."

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123*, was issued in December 2002. It provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years beginning after December 15, 2003. The impact of the statement on our results of operations and financial position is currently under review by management.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), was issued in January 2003. This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity, or VIE, if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. We have evaluated the impact of FIN 46 to determine if we have any investments qualifying as VIEs and do not believe we have any VIEs. The rules are recent and, accordingly, they contain provisions that the accounting profession continues to analyze.

Risk Factors

You should carefully consider the risk factors described below, as well as other information included in this Annual Report, before making an investment in our common stock or other securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.

We have substantial indebtedness, which could adversely affect our financial condition.

We had total consolidated indebtedness, including indebtedness with respect to mandatorily redeemable preferred securities of subsidiary trusts, of approximately $2.2 billion outstanding as of March 31, 2003.

Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- result in vendors requiring additional credit support, such as letters of credit, in order for us to utilize trade credit;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds.

In addition, our failure to comply with any of the covenants contained in the instruments governing our indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding indebtedness. We may not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness.

Our ability to implement our turnaround plan is subject to many impediments and uncertainties. A failure to completely implement our turnaround plan could have a material adverse affect on our results of operations and liquidity.

Management is implementing a turnaround plan that includes these principal elements:

- focus on our core utility business;
- reduce our indebtedness; and
- sale or disposition of our noncore assets.

Absent proceeds from the sale of noncore assets or significant improvements in the operating results of our nonenergy businesses, we will not have the ability to materially reduce our debt. Therefore, our ability to implement this plan is subject to many impediments and uncertainties including:

- even if we receive offers from buyers, whether we will be able to sell these assets at a price that would enable us to pay down our debt after accounting for related liabilities; and
- whether we will be able to generate sufficient interest among buyers for our noncore assets under current market conditions.

The success of our turnaround plan is dependent upon reducing our debt. Absent the receipt of significant proceeds from the sale of noncore assets, the raising of additional capital or a restructuring of our debt, we will not have the ability to reduce our debt or meet our significant maturing debt obligations beginning in 2005. Our senior secured term loan contains restrictions on the sale or disposition of assets, including noncore assets, and on the prepayment of the senior secured term loan and other indebtedness. Therefore, even if we are able to generate funds through the sale of noncore assets or equity, or cash flow from operations, we may not be able to prepay any of the debt in a timely manner.

We will need significant additional capital to refinance our indebtedness as it matures. If we cannot sell sufficient assets or borrow new indebtedness sufficient to repay our indebtedness as it matures in future periods, our ability to fund our operations and service our substantial indebtedness will be adversely affected, and we will default on such maturing indebtedness as well as all other indebtedness that is cross-defaulted to such indebtedness thereby materially and adversely affecting our financial condition and results of operations.

We will be required to obtain significant additional capital to meet debt obligations maturing in 2005 and beyond. Absent proceeds from the sale of noncore assets or significant improvements in the operating results of our nonenergy businesses, which historically have not been cash flow contributors, we will have limited ability to reduce our debt. To the extent we do not sell sufficient assets to pay down debt as it matures, we will need to borrow money. The market for indebtedness is volatile and our ability to raise capital is dependent on a number of factors including our creditworthiness, legal proceedings we are and may be involved in, the ratings of our indebtedness, the cash flow we have available to service the interest expense relating to any new borrowings, and our ability to implement our turnaround. If we are unable to refinance our indebtedness as it matures we will default on such indebtedness and all other indebtedness that is cross-defaulted to such indebtedness. Blue Dot is in default under its credit agreement. If such defaults continue or new defaults by any of our subsidiaries occur under applicable debt instruments, then such entity could seek protection under the bankruptcy law, or its creditors could institute involuntary proceedings against such entities, and we could lose our remaining investment in such entity. Any default by us on our indebtedness will have a material and adverse affect on our financial condition and results of operations.

In addition, we may not be able to generate enough cash flow to fund our operations and meet our debt service obligations. If we can not obtain additional capital to meet such obligations, we will default on such indebtedness and all other indebtedness that is cross-defaulted to such indebtedness.

Our internal controls and procedures need to be improved.

We have advised our Audit Committee that, in the course of preparing our financial statements for the year ended December 31, 2002, and in connection with the corresponding audit, we noted deficiencies in internal controls relating to:

- internal accounting controls relating to the EXPERT system, including the evaluation of appropriate reserves for accounts receivable and billing adjustments at Expanets;
- supervision, staffing and training of accounting personnel;
- timely evaluation and substantiation of material account balances;
- inconsistent application of and adherence to our policies and procedures by certain personnel;
- absence of a functioning internal auditing department and integrated information systems limiting our ability to adequately review subsidiary financial information; and
- the inadequacy of systems integration and data reconciliation.

These weaknesses led to the restatement of our financial statements for the first three quarters of 2002. In addition, we have experienced weaknesses in procedures and documentation relating to intercompany transactions, including lapses in documenting loans or advances to our subsidiaries which could adversely affect our ability to collect such amounts and could force us to subordinate the collection of such amounts in certain circumstances. If we are unable to substantially improve our internal controls, our ability to report our financial results on a timely and accurate basis will continue to be adversely affected which could have a substantial adverse effect on our ability to operate our business.

We are one of several defendants in a class action lawsuit brought in connection with dispositions of energy assets by The Montana Power Company, including the acquisition of our Montana utility. If we do not successfully resolve this lawsuit, or enforce our indemnification claims against The Montana Power Company, our operations and financial condition may be materially harmed.

We are one of several defendants in a class action lawsuit entitled *McGreevey, et al. v. The Montana Power Company, et al.* The lawsuit, which was filed by shareholders of TouchAmerica Holdings, Inc., the successor to The Montana Power Company, in connection with the disposition of energy assets by The Montana Power Company, contends, among other things, that the shareholders of The Montana Power Company have dissenters' rights under applicable state law and are entitled to damages. We believe our substantive and procedural defenses are meritorious, but we cannot predict the outcome of any such litigation. If we are held liable for any damages in this lawsuit, our operations and financial condition may be severely and materially harmed.

The impact of ongoing class action litigation may be material. We are also subject to the risk of additional litigation and regulatory action in connection with the restatement of our 2002 quarterly financial statements, and the potential liability from any such litigation or regulatory action could harm our business.

On April 1, 2003, we announced that we would restate our consolidated financial statements for the fiscal quarters ended March 31, 2002, June 30, 2002, and September 30, 2002. We have recorded significant charges in our full-year 2002 results.

We, and certain of our present and former officers and directors, are defendants in a purported class action litigation pending in the United States District Court for the Central District of South Dakota, Southern Division, entitled *Dana Ross, et al. v. Merle D. Lewis, et al.;* Case No. CIV03-4049, brought on behalf of shareholders of NorthWestern. The plaintiffs are seeking unspecified compensatory damages, rescission, and attorneys fees and costs as well as accountants and experts fees based on allegations that the defendants misrepresented NorthWestern's business operations and financial performance, overstated NorthWestern's revenue and earnings by, among other things, maintaining insufficient reserves for accounts receivables at Expanets, failing to disclose billing problems and lapses and data conversion problems, and failing to make full disclosures of problems (including the billing and data conversion issues) arising from the implementation of Expanets' EXPERT system. The lawsuit was recently filed and has not yet been served. We cannot currently predict the impact or resolution of this litigation, which could be material, and the initiation of this lawsuit may harm our business and financial condition. See "Item 3. Legal Proceedings" in our Annual Report on Form 10-K for more information.

As a result of the restatement of our quarterly results for the first three quarters of 2002, we could become subject to additional class action or other securities litigation. In addition, regulatory agencies, such as the SEC, the FERC, the MPSC, and/or the New York Stock Exchange could commence a formal investigation relating to the restatement of our quarterly results. As of the date hereof, we are not aware of any additional litigation or investigation having been commenced against us related to these matters, but we cannot predict whether or not any such litigation or regulatory investigation will be commenced or, if it is, the outcome of any such litigation or investigation. If any such investigation were to result in a regulatory proceeding or action against us, our business and financial condition could be materially adversely affected. The initiation of any additional securities litigation, together with the lawsuit described above, may also harm our business and financial condition. Until such investigation, proceeding or litigation is resolved, it may be more difficult to raise additional capital or favorably refinance or restructure our debt or other obligations. If an unfavorable result occurred in any such action, our business and financial condition could be further harmed. In addition, we are likely to incur substantial expenses in connection with any such litigation or investigation, including substantial fees for attorneys and other professional advisors. We may also be obligated to indemnify officers and directors named as defendants in such action. These expenses, to the extent not covered by available insurance, would adversely affect our cash position.

There are a number of business challenges Expanets must address during 2003. If Expanets is not able to resolve these issues effectively, its performance will continue to be adversely affected.

The downturn in the economy has impacted the telecommunications sector in particular. Expanets continues to see a soft market for the communications and information technology product industry. At the same time, Expanets plans to market a number of new solutions based on Internet protocol, or IP, technology, which is gaining more general acceptance and momentum in the market. However, Expanets can provide no specific assurance that the market will accept these solutions, which could adversely affect its performance.

Expanets believes that its relationship with Avaya as currently structured is positive for both companies. However, a change in its relationship with Avaya or a change in Avaya's competitive position could adversely affect Expanets' performance.

Expanets must address and resolve negative customer satisfaction issues stemming from the performance deficiencies and billing inaccuracies of the EXPERT system, which has contributed significantly toward higher than anticipated erosion of Expanets' maintenance revenue and customer base. Further delays in this process could have a significant negative effect on Expanets' operations and cash flow. In addition, management has made its best estimates of billing adjustments on which our current and ongoing reserves for accounts receivable write-offs are based. If these estimates are not accurate, and our reserves are not sufficient, our results of operations or financial condition could be harmed. If the estimates are not accurate, it could have a material effect on the business, the accuracy of periodic financial reporting and negatively impact its ability to obtain third-party financing or accomplish a sale of the business.

Expanets believes that it has identified many of the numerous performance and reporting deficiencies of the EXPERT system and has established alternative procedures and processes to rely on. However, there are several modules and system information flows in the EXPERTS system that have not yet been studied as a result of more pressing issues with the EXPERT system, the study of which may lead to the identification of additional material weaknesses within the EXPERT system. Expanets currently does not have the capital resources and may not have the ability to analyze these systems and processes and make necessary improvements, which could have an adverse effect on operations and negatively impact its ability to obtain third-party financing or accomplish a sale of the business.

The EXPERT system continues to require additional improvement and expense to fully realize the cost savings and functionality designed into the system. Expanets' management and consultants have identified a number of system, process and procedure improvements needed to enhance internal controls and assure functional performance and reporting accuracy. Expanets currently does not have the capital resources and ability to make these improvements. Further delays in resolving performance issues of the EXPERT system and the costs of system repairs, or the delays and costs of adopting an alternative information management system, could have a material adverse effect on Expanets' operations and cash flow and could impede NorthWestern's efforts to pursue strategic alternatives for Expanets, including the sale or disposition of the business or its assets.

If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," we may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition.

The 1997 Montana Restructuring Act provided that customers be able to choose their electricity supplier during a transition period ending on June 30, 2007. NorthWestern Energy is required to act as the "default supplier" for customers who have not chosen an alternate supplier. The Restructuring Act provided for full recovery of costs incurred in procuring a default supply portfolio of electric power and required the default supplier to propose a "cost recovery mechanism" for electrical supply procurement costs before March 30, 2002. On October 29, 2001, the former owner of NorthWestern Energy LLC filed with the MPSC its initial default supply portfolio, containing a mix of long and short-term contracts from new and existing generators. On April 25, 2002, the MPSC approved NorthWestern Energy LLC's proposed "cost recovery mechanism" in the form filed.

On June 21, 2002, the MPSC issued a final order approving contracts meeting approximately 60% of the default supply winter peak load and approximately 93% of the annual energy requirements. As a result of the order, NorthWestern Energy has implemented a procurement strategy that involves supplying the remainder of the default supply portfolio through open market purchases. Currently, NorthWestern Energy is making short-term purchases to fill intermediate and peak electricity needs. These short-term purchases, along with the MPSC-approved base load supply, are being fully recovered through our annual electricity cost tracking process pursuant to which rates are based on estimated electricity loads and electricity costs for the upcoming tracking period and are annually reviewed and adjusted by the MPSC for any differences in the previous tracking year's estimates to actual information. This process is similar to the cost recovery process that has been successfully utilized for more than 20 years in Montana, South Dakota and other states for natural gas purchases for residential and commercial customers. The MPSC further stated that NorthWestern Energy has an ongoing responsibility to prudently administer its supply contracts and the energy procured pursuant to those contracts for the benefit of ratepayers. The MPSC could, in any particular year, disallow the recovery of a portion of the default supply costs if it makes a determination that NorthWestern Energy acted imprudently with respect to implementation of its open market purchase strategy or that the approved supply contracts were not prudently administered. A failure to recover such costs could adversely affect our net income and financial condition.

We are subject to extensive governmental regulations that could impose significant costs or change rates of our operations and changes in existing regulations and future deregulation may have a detrimental effect on our business and could increase competition.

Our operations and the operations of our subsidiary entities are subject to extensive federal, state and local laws and regulations concerning taxes, service areas, tariffs, issuances of securities, employment, occupational health and safety, protection of the environment and other matters. In addition, we are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. In the course of complying with these requirements, we may incur significant costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities and future changes in laws and regulations may have a detrimental effect on our business.

Our utility businesses are regulated by certain state commissions. As a result, these commissions have the ability to access the regulated utility's books and records. This ability to review our books and records could result in prospective negative adjustments to our rates.

The United States electric utility and natural gas industries are currently experiencing increasing competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. Competition for various aspects of electric and natural gas services is being introduced throughout the country that will open these markets to new providers of some or all of traditional electric utility and natural gas services. Competition is likely to result in the further unbundling of electric utility and natural gas services as has occurred in Montana for electricity and Montana, South Dakota and Nebraska for natural gas. Separate markets may emerge for generation, transmission, distribution, meter reading, billing and other services currently provided by electric utility and natural gas providers as a bundled service. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of our industry.

Proposals have been introduced in Congress to repeal the Public Utility Holding Company Act of 1935, or PUHCA. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure.

We may not be able to fully recover transition costs, which could adversely affect our net income and financial condition.

Montana law required the Montana Public Service Commission, or the MPSC, determine the value of net unmitigable transition costs associated with the transformation of the former The Montana Power Company utility business from a vertically integrated electric service company to a utility providing only default supply and transmission and distribution services. The MPSC was also obligated to set a competitive transition charge, or CTC, to be included in distribution rates to collect those net transition costs. The majority of these transition costs relate to out-of-market power purchase contracts, which run through 2032, that the former owner of NorthWestern Energy LLC was required to enter into with certain "qualifying facilities" as established under the Public Utility Regulatory Policies Act of 1978. The former owner of NorthWestern Energy LLC estimated the pre-tax net present value of its transition costs over the approximate 30-year period to be approximately $304.7 million in a filing with the MPSC on October 29, 2001. On January 31, 2002, the MPSC issued an Order establishing a CTC that would recover $244.7 million on a net present value basis. While the CTC is designed to adjust and compensate for future changes in sales volumes or other factors affecting actual cost recoveries, the CTC runs through the year 2029 and therefore we cannot predict with certainty the actual recovery of transition costs. Changes in the recovery of transition costs could affect our net income and financial condition.

Further downgrades in our credit rating could negatively affect our ability to access capital.

S&P, Moody's and Fitch rate our senior, unsecured debt at "BB+" on CreditWatch with negative implications, "Ba1" with a negative outlook and "BB+," respectively. Credit ratings are dependent on a number of quantitative and qualitative factors. Although we are not aware of any current plans of S&P, Moody's or Fitch to further lower their respective ratings on our debt, we cannot assure you that our credit ratings will not be downgraded if we do not reduce our leverage. Although none of our debt instruments contain acceleration and repayment provisions in the event of a downgrade in our debt ratings by S&P, Moody's or Fitch, if such a downgrade were to occur, our ability to access the capital markets and utilize trade credit may be adversely affected and our borrowing costs would increase which would adversely impact our results and condition. We may also be required to provide credit support for certain major purchases (e.g., electricity supply contracts, natural gas supply contracts, etc.). In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

We are subject to risks associated with a changing economic environment.

In general, the financial markets have been weak, and the availability and cost of capital for our business and that of our competitors has been adversely affected. Events such as the bankruptcy of several large energy and telecommunications companies have specifically contributed to this weak environment. Such economic environment, if sustained, could constrain the capital available to our industry and would adversely affect our access to funding for our operations, including the funding necessary to refinance or restructure our substantial indebtedness. In addition, the disruption on the capital markets due, in large part, to the capital structure of energy companies, could adversely impact our ability to realize cash from the sale of the Montana First Megawatts project. If our ability to access capital becomes significantly constrained, our financial condition and future results of operations could be significantly adversely affected.

Our revenues and results of operations are subject to risks that are beyond our control, including but not limited to future terrorist attacks or related acts of war.

The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our results of operations, financial condition and cash flows. Generation and transmission facilities, in general, have been identified as potential terrorist targets. The occurrence or risk of occurrence of future terrorist activity may impact our results of operations, financial condition and cash flows in unpredictable ways. These actions could also result in adverse changes in the insurance markets and disruptions of power and fuel markets. The availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms. In addition, our electric transmission and distribution, electric generation, natural gas distribution and pipeline and gathering facilities could be directly or indirectly harmed by future terrorist activity.

The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and margins and limit our future growth prospects. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital.

Our operating results may fluctuate on a seasonal and quarterly basis.

Our electric and gas utility business and, to a lesser extent, Blue Dot's HVAC business are seasonal businesses, and weather patterns can have a material impact on their operating performance. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our market areas, and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Similarly, Blue Dot's business is subject to seasonal variations in certain areas of its service lines, with demand for residential HVAC services generally higher in the second and third quarters. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. In the event that we experience that unusually mild winters or summers in the future, our results of operations and financial condition could be adversely affected.

Our announcement that we are considering strategic alternatives for, and do not intend to make additional significant investments in, Blue Dot or Expanets, together with other liquidity issues confronting Blue Dot and Expanets, may materially and adversely affect the operations and value of those entities.

We are considering strategic alternatives for Blue Dot and Expanets, including a sale or disposition of such businesses or their assets, and we do not intend to make additional significant investments in Blue Dot or Expanets while we examine strategic alternatives for these businesses. In connection with approval of our $390 million senior secured term loan, the Montana Public Service Commission has restricted our ability to make additional investments or commitments to our nonregulated businesses to $10 million in the aggregate unless we obtain prior approval. These initiatives, together with other liquidity issues confronting Blue Dot and Expanets, present a substantial risk of serious disruption to the businesses of Blue Dot and Expanets and may materially and adversely affect the value of those entities.

Each of Blue Dot and Expanets has limited cash to meet its obligations and will have to locate its own independent source of funds should it require additional financing. If either company is unable to obtain necessary financing or to maintain adequate bonding capacity, it may default on one or more of its obligations, which could result in a serious disruption in its business and materially and adversely impair its value. Neither of those companies has sufficient working capital to satisfy its debt obligations as they mature, or in the event of an acceleration of all or a significant portion of its outstanding indebtedness. In addition, Blue Dot is currently in default under its existing credit facility and certain other material payment obligations to its minority stockholders and is prohibited as a result of the defaults under its credit facility from paying certain other outstanding obligations. NorthWestern Growth Corporation may be required to purchase or cause the purchase of certain shares of Blue Dot stock in an amount sufficient to permit Blue Dot to effect its exchange obligations under its exchange agreements with respect to its Series A Preferred Stock and honor its payment obligations under certain call and put option agreements and certain related earnout obligations with respect to its Class C Common Stock under certain circumstances; however, NorthWestern subsequently indicated that no additional funds will be provided to Blue Dot while NorthWestern pursues strategic alternatives for Blue Dot, including the sale or disposition of the business or its assets. Blue Dot's credit facility prohibits the Blue Dot from performing its obligations under its exchange agreements or any call and put agreements unless the funds or stock used to satisfy such obligations are provided to Blue Dot by NorthWestern. The existing defaults under the credit facility also prevent Blue Dot from making payments of principal and interest on certain subordinated debt and may result in defaults under other indebtedness that is cross defaulted to the credit facility. As a result of these events, Blue Dot defaulted on up to $4.1 million of the obligations under its exchange and call and put option agreements on March 31, 2003. Approximately $4.4 million is required to be paid under call and put option agreements on June 30 2003, approximately $.5 million may be required to be paid under exchange agreements on September 30, 2003. In addition, approximately $0.5 million in principal payments plus related interest on subordinated indebtedness is scheduled to become due in 2003. Blue Dot is attempting to negotiate extensions, repayment terms or other arrangements to satisfy these obligations with certain of the involved parties. Blue Dot's failure to pay these obligations has resulted in additional defaults under its credit facility, which is nonrecourse to us.

These defaults and the failure of Blue Dot to pay these obligations could result in a serious disruption in Blue Dot's business and materially and adversely impact Blue Dot's value. The impacted key managers and other personnel from the impacted units might leave Blue Dot and certain stockholders may institute securities or other litigation against Blue Dot and NorthWestern Growth Corporation seeking immediate payment of these or similar obligations or other damages. In addition, other key managers from other operating units, including managers who are under similar arrangements, may leave Blue Dot or become disengaged and cause further significant disruption of the organization.

Substantial uncertainty and concern may also develop on the part of the employees, suppliers and customers of Blue Dot and Expanets. Existing employees, including key managers, and customers may elect to leave those businesses because of these issues or in anticipation of a sale of the business or its assets and it may be difficult to attract replacements. In some cases we may not have noncompetition agreements or only limited ability to enforce such agreements with respect to such departing employees. Certain key employees of Blue Dot may, in particular, be dissatisfied because of the deferrals of certain incentive compensation payments. Suppliers may elect to eliminate, restrict, reduce or impose more burdensome terms on credit, which would increase Blue Dot's and Expanets' cost of goods and create additional liquidity issues.

Changes in commodity prices and availability of supply may increase our cost of producing and distributing electricity and distributing natural gas or decrease the amount we receive from selling electricity and natural gas, adversely affecting our financial performance and condition.

To the extent not covered by long-term fixed price purchase contracts, we are exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. Changes in the cost of coal and changes in the relationship between those costs and the market prices of power may affect our financial results. In addition, natural gas and electricity are commodities; the market price of which can be subject to volatile changes in response to changes in the world crude oil market, refinery operations, power plant outages, weather conditions, supply or other market conditions. Because state regulatory authorities set the rates at which we sell electricity and natural gas, and may modify the costs that we may pass through the fuel and gas cost adjustments, we may not be able to immediately pass on to our retail customers rapid increases in the wholesale cost of coal and natural gas, which could reduce our profitability.

We do not own any natural gas reserves and do not own electric generation assets to service our Montana operations. We own interests in generation assets that substantially cover our electric supply requirements in South Dakota. As a result, we are required to procure our entire natural gas supply and all of our Montana electricity supply pursuant to contracts with third party suppliers. In light of this reliance on third party suppliers, we are exposed to certain risks in the event a third-party supplier is unable to satisfy its contractual obligation.

We do not intend to pay dividends on our common stock, and our ability to pay dividends on our common stock is limited.

Consistent with our turnaround plan to increase liquidity and reduce debt, the Board of Directors decided to terminate the historical practice of paying an annual cash dividend. We do not anticipate paying any cash dividends for the foreseeable future.

In addition, we are currently prohibited from paying dividends on our common stock under Delaware law. The Delaware General Corporation Law, or the DGCL, allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. We will be unable to pay dividends on or redeem any of our capital stock until such time as we again have available surplus or net profits.

Our senior credit facility also prohibits the payment of dividends during any period of default under the agreement. To the extent that payment of a cash dividend on our common stock becomes permissible under Delaware law, we would only be able to pay a cash dividend on our common stock to the extent that all required distributions on our mandatorily redeemable preferred securities of trusts had been made.

See "Market for Registrant's Common Equity and Related Stockholder Matters" included in Item 5 of our Annual Report on Form 10-K for additional information about our ability to pay dividends on our common stock.

Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities.

Our utility business is subject to extensive regulations imposed by federal, state and local government authorities in the ordinary course of day-to-day operations with regard to the environment, including environmental regulations relating to air and water quality, solid waste disposal and other environmental considerations. Many of these environmental laws and regulations create permit and license requirements and provide for substantial civil and criminal fines which, if imposed, could result in material costs or liabilities. We regularly monitor our operations to prevent adverse environmental impacts and to assess potential environmental liabilities. We may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills and the repair and upgrade of our facilities in order to meet future requirements under environmental laws.

Environmental laws and regulations require NorthWestern to incur certain costs, which could be substantial, to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment. Governmental regulations establishing environmental protection standards are continually evolving, and, therefore, the character, scope, cost and availability of the measures NorthWestern may be required to take to ensure compliance with evolving laws or regulations cannot be predicted. However, NorthWestern believes that an appropriate amount of costs have been accrued and potential costs related to such environmental regulation and cleanup requirements are timely estimated and recorded. To this extent that our environmental liabilities are greater than our reserves or we are unsuccessful in recovering anticipated insurance proceeds under the relevant policies, our results of operations and financial condition could be adversely affected.

Certain subsidiaries may be subject to potential rescission rights held by their minority shareholders.

Over the past several years, Expanets and Blue Dot issued shares of their capital stock as part of the consideration offered to owners of various companies that they acquired. None of these shares were registered under the Securities Act of 1933, as amended, in the belief that the issuance of these shares was exempt from the registration requirements of the Securities Act. It is possible that the exemptions from registration on which Expanets and Blue Dot relied were not available, and that these shares may have been issued in violation of the Securities Act. As a result, the persons who received these shares upon the sale of their companies to Expanets or Blue Dot may have the right to seek recovery from Expanets or Blue Dot damages as prescribed by applicable securities laws.

Expanets may be ordered by the Securities and Exchange Commission or a court to register one or more classes of its capital stock under the Securities Exchange Act of 1934 and may be unable to do so. As a result we and/or Expanets may be subject to liability under the Securities Exchange Act and this may materially and adversely affect our financial position and results of operations.

Expanets has not registered under the Securities Exchange Act of 1934, as amended, one or more classes of its capital stock issuable pursuant to certain options granted over the past several years. Expanets may be ordered to register one or more classes of stock under the Securities Exchange Act by the Securities and Exchange Commission or a court and be unable to comply or have potential liability with respect to any shares of its capital stock, if any, issued with respect to such options. The failure to comply with any order for registration could subject Expanets and us to liability under the Securities Exchange Act and materially and adversely affect our financial position and results of operations.

In the event stockholders have derivative claims against Arthur Andersen, it is unlikely that they will able to exercise effective remedies or collect judgments against Arthur Andersen and we may incur material expenses or delays in financings or SEC filings because we changed auditors.

Arthur Andersen LLP served as our independent accountants since 1932. On March 14, 2002, Arthur Andersen was indicted by a federal grand jury on obstruction of justice charges arising from the government's investigation of Enron Corp. We dismissed Arthur Andersen as our independent public accounting firm and retained Deloitte & Touche LLP in their stead on May 16, 2002, although Arthur Andersen has audited consolidated financial statements for the year ended December 31, 2000, contained in this Annual Report on Form 10-K. Deloitte & Touche LLP has audited our consolidated financial statements for the fiscal years ended December 31, 2001 and 2002, which are included in this Annual Report. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of obstructing justice. In light of the jury verdict and the underlying events, Arthur Andersen has ceased practicing before the SEC. Because it is unlikely that Arthur Andersen will survive, stockholders are unlikely to be able to exercise effective remedies or collect judgments against them.

Special Note Regarding Forward-Looking Statements

On one or more occasions, we may make statements in this Annual Report regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included herein relating to management's current expectations of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "targets," "will likely result," "will continue" or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our expectations will be achieved. Factors that may cause such differences include:

- our success in implementing our turnaround plan, which is dependent upon receiving significant proceeds from the sale of noncore assets;
- if we are unable to significantly reduce our debt, restructure our debt or obtain additional capital, our ability to fund our operations and service our substantial indebtedness will be adversely affected;
- risks regarding the class action lawsuit relating to the disposition of the energy assets by The Montana Power Company, including the acquisition of our Montana utility;
- the risk of litigation or regulatory action in connection with the restatement of our quarterly reports for fiscal 2002;

- our ability to fully address and correct inadequacies or material weaknesses in our internal controls and to thereafter maintain effective systems of internal controls;
- the risk of disruption of Expanets' business, including the loss of key employees, customers and suppliers, and reduction in the value of such business and its assets as a result of our efforts to sell or dispose of Expanets, or its assets, and our limited ability to provide further funds to such business;
- adverse federal, state, or local legislation or regulation or adverse determinations by regulators;
- unscheduled generation outages, maintenance or repairs;
- unanticipated changes in commodity prices or in fuel supply costs or availability due to higher demand, shortages, weather conditions, transportation problems or other developments;
- the risk of vendors requiring additional credit support, including letters of credit, or other constraints on trade credit;
- increases in interest rates;
- the rate of growth and economic conditions in our service territories;
- changes in general economic and competitive conditions in the markets in which we may compete; and
- risks regarding business uncertainties related to the occurrence of natural disasters, war, hostilities and the threat of terrorist actions.

We have attempted to identify, in context, certain of the factors that we believe may cause actual future experiences and results to differ materially from our current expectation regarding the relevant matter of subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the uncertainties described under the caption "Risk Factors."

From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q and 8-K, Proxy Statements on Schedule 14A, press releases and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this Annual Report, our reports on Forms 10-K, 10-Q and 8-K, Proxy Statements on Schedule 14A and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Annual Report, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this Annual Report or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent periodic reports filed with the Commission on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

SARBANES-OXLEY CERTIFICATION

We, Gary G. Drook and Kipp D. Orme, certify that:

1. We have reviewed this annual report of NorthWestern Corporation;
2. Based on our knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on our knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and we have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and we have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Gary G. Drook
Chief Executive Officer



Kipp D. Orme
Vice President and Chief Financial Officer

April 15, 2003

REPORTS OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of NorthWestern Corporation:

We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), common shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the NorthWestern Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of NorthWestern Corporation and Subsidiaries as of December 31, 2000, and for the year ended December 31, 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated May 16, 2002, and included explanatory paragraphs that described the adoption of the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* effective July 1, 2000, and the revision of the consolidated financial statements to reflect the interest in CornerStone Propane Partners, L.P. as a discontinued operation.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, NorthWestern Corporation and Subsidiaries changed its method of accounting for goodwill and other intangible assets in 2002.

Deloitte + Touche LLP

Minneapolis, Minnesota
April 4, 2003

In accordance with the Securities and Exchange Commission's amendment of Rule 2-02 of Regulation S-X, the following report is a copy of a report previously issued by Arthur Andersen LLP, our former independent public accountants, who have ceased operations.

To the Shareholders and Board of Directors of NorthWestern Corporation:

We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, NorthWestern Corporation adopted the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* effective July 1, 2000.

As discussed in Note 6, the consolidated financial statements have been revised to reflect the Corporation's interest in CornerStone Propane Partners, L.P. as a discontinued operation.

Arthur Andersen LLP

Minneapolis, Minnesota
May 16, 2002

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEARS ENDED DECEMBER 31 *in thousands*	**2002**	**2001**	**2000**
Operating Revenues	**$1,991,509**	**$1,723,978**	**$1,709,474**
Cost of Sales	1,095,409	1,069,356	1,100,484
Gross Margin	**896,100**	**654,622**	**608,990**
Operating Expenses			
Selling, general and administrative	771,626	642,379	536,437
Goodwill and other impairment charges	626,123	—	—
Depreciation	98,567	41,036	32,762
Amortization of goodwill and other intangibles	29,418	43,161	35,481
Restructuring charge	—	24,916	—
Total operating expenses	**1,525,734**	**751,492**	**604,680**
Income (Loss) from Continuing Operations	**(629,634)**	**(96,870)**	**4,310**
Interest Expense	(129,536)	(49,248)	(37,982)
Investment Income and Other	(5,382)	8,023	8,981
Loss From Continuing Operations Before Income Taxes and Minority Interests	**(764,552)**	**(138,095)**	**(24,691)**
Benefit for Income Taxes	798	42,470	6,467
Loss From Continuing Operations Before Minority Interests	**(763,754)**	**(95,625)**	**(18,224)**
Minority Interests in Net Loss of Consolidated Subsidiaries	14,914	141,448	67,820
Income (Loss) From Continuing Operations	**(748,840)**	**45,823**	**49,596**
Discontinued Operations, Net of Taxes and Minority Interests	(101,655)	(1,291)	(43)
Net Income (Loss) Before Extraordinary Item	**(850,495)**	**44,532**	**49,553**
Extraordinary Item, Net of Tax of $7,241	(13,447)	—	—
Net Income (Loss)	**(863,942)**	**44,532**	**49,553**
Minority Interests on Preferred Securities of Subsidiary Trusts	(28,610)	(6,827)	(6,601)
Dividends and Redemption Premium on Preferred Stock	(391)	(191)	(191)
Earnings (Losses) on Common Stock	**$ (892,943)**	**$ 37,514**	**$ 42,761**
Average Common Shares Outstanding	**29,726**	**24,390**	**23,141**
Basic Earnings per Average Common Share			
Continuing operations	$(26.17)	$1.59	$1.85
Discontinued operations	(3.42)	(.05)	—
Extraordinary item	(.45)	—	—
Basic	**$(30.04)**	**$1.54**	**$1.85**
Diluted Earnings per Average Common Share			
Continuing operations	$(26.17)	$1.58	$1.83
Discontinued operations	(3.42)	(.05)	—
Extraordinary item	(.45)	—	—
Diluted	**$(30.04)**	**$1.53**	**$1.83**
Dividends Declared per Average Common Share	**$1.27**	**$1.21**	**$1.13**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 *in thousands*	**2002**	**2001**	**2000**
Operating Activities			
Net income (loss)	$(863,942)	$ 44,532	$ 49,553
Items not affecting cash:			
Depreciation	98,567	41,036	32,762
Amortization	29,418	43,161	35,481
Impairment charges	626,123	—	—
Provision for uncollectible accounts	44,764	13,972	6,844
Loss on discontinued operations, net of taxes	101,655	—	—
Extraordinary item, net of taxes	13,447	—	—
Deferred income taxes	35,643	(33,661)	1,877
Minority interests in net losses of consolidated subsidiaries	(14,914)	(141,448)	(67,821)
Loss on disposal of other assets	17,783	—	—
Changes in current assets and liabilities, net of acquisitions:			
Restricted cash	4,288	(2,369)	—
Accounts receivable	41,991	6,353	(149,172)
Inventories	5,931	(15,989)	(15,293)
Other current assets	35,819	(19,046)	(7,294)
Accounts payable	(50,694)	50,965	138,247
Accrued expenses	18,349	63,535	96,813
Changes in regulatory assets and liabilities, net	(80,629)	(369)	—
Other, net	30,600	197	(17,269)
Cash flows provided by continuing operations	**94,199**	**50,869**	**104,728**
Change in net assets of discontinued operations	(60,156)	32,318	(69,994)
Cash flows provided by operating activities	**34,043**	**83,187**	**34,734**
Investment Activities			
Property, plant, and equipment additions	(115,939)	(163,857)	(61,444)
Proceeds from sale of assets	33,760	—	—
Sale (purchase) of noncurrent investments and assets, net	2,199	(433)	2,873
Acquisitions, net of cash received	(574,322)	(18,767)	(105,280)
Cash flows used in investing activities	**(654,302)**	**(183,057)**	**(163,851)**
Financing Activities			
Dividends on common and preferred stock	(38,081)	(29,956)	(26,312)
Minority interest on preferred securities of subsidiary trusts	(28,610)	(6,827)	(6,601)
Redemption of preferred stock	(4,028)	—	—
Proceeds from issuance of common stock	81,031	74,868	—
Proceeds from exercise of warrants	—	—	182
Issuance of long-term debt	738,149	2,884	166,002
Repayment of long-term debt	(313,536)	(23,766)	(11,816)
Line of credit borrowings, net	123,000	16,931	53,300
Repayment of discontinued operations debt	(26,059)	—	—
Treasury stock activity	121	—	—
Financing costs	(25,813)	—	—
Issuance of preferred securities of subsidiary trusts	117,750	96,833	—
Subsidiary repurchase of minority interests	(4,586)	(57,768)	(20,773)
Line of credit (repayments) borrowings of subsidiaries, net	(13,197)	(35,528)	21,670
Short-term borrowings of subsidiaries, net	—	53,603	(14,700)
Commercial paper repayments, net	—	—	(11,000)
Proceeds from termination of hedge	24,898	—	—
Cash flows provided by financing activities	**631,039**	**91,274**	**149,952**
Increase (Decrease) in Cash and Cash Equivalents	**10,780**	**(8,596)**	**20,835**
Cash and Cash Equivalents, beginning of period	34,789	43,385	22,550
Cash and Cash Equivalents, end of period	**$ 45,569**	**$ 34,789**	**$ 43,385**

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

YEARS ENDED DECEMBER 31 *in thousands*	**2002**	**2001**
ASSETS		
Current Assets		
Cash and cash equivalents	$ 45,569	$ 34,789
Restricted cash	28,081	2,369
Accounts receivable, net	281,447	260,486
Inventories	86,650	79,719
Regulatory assets	15,430	—
Other	56,516	69,486
Assets held for sale	42,665	50,800
Current assets of discontinued operations	—	181,697
Total current assets	**556,358**	**679,346**
Property, Plant, and Equipment, Net	**1,253,746**	**445,441**
Goodwill	**400,095**	**405,734**
Other Intangible Assets, Net	**118,144**	**234,856**
Other		
Investments	85,236	71,419
Regulatory assets	201,075	8,447
Deferred tax asset		17,374
Other assets	58,271	83,871
Noncurrent assets of discontinued operations	—	695,197
Total assets	**$2,672,925**	**$2,641,685**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Current maturities of long-term debt	$ 57,878	$ 356,445
Accounts payable	101,779	122,266
Accrued expenses	345,602	216,345
Regulatory liabilities	32,236	—
Current liabilities of discontinued operations	—	230,070
Total current liabilities	**537,495**	**925,126**
Long-term Debt	**1,704,016**	**411,349**
Deferred Income Taxes	**173**	**—**
Noncurrent Regulatory Liabilities	**23,614**	**6,950**
Other Noncurrent Liabilities	**483,113**	**75,040**
Noncurrent Liabilities and Minority Interests of Discontinued Operations	**—**	**605,325**
Total liabilities	**2,748,411**	**2,023,790**
Commitments and Contingencies		
Minority Interests	**10,340**	**30,067**
Preferred Stock and Preferred Securities		
Preferred stock – 4 1/2% series	—	2,600
Redeemable preferred stock – 6 1/2% series	—	1,150
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250	187,500
Total preferred stock and preferred securities	**370,250**	**191,250**
Common Shareholders' Equity (Deficit)		
Common stock, par value $1.75; authorized 50,000,000 shares; issued and outstanding 37,396,762 and 27,396,762	65,444	47,942
Paid-in capital	304,781	240,797
Treasury stock, 174,016 and 155,943 shares at cost	(3,560)	(3,681)
Retained earnings (deficit)	(818,604)	112,307
Accumulated other comprehensive income (loss)	(4,137)	(787)
Total shareholders' equity (deficit)	**(456,076)**	**396,578**
Total liabilities and shareholders' equity (deficit)	**$2,672,925**	**$2,641,685**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (DEFICIT)

in thousands	Number of Common Shares	Number of Treasury Shares	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance at December 31, 1999	23,109	—	$40,438	$160,028	$ —	$ 94,715	$ 5,190	$ 300,371
Comprehensive Income:								
Net income	—	—	—	—	—	49,553	—	49,553
Other comprehensive income (loss), net of tax:								
Unrealized loss on marketable securities net of reclassification adjustment	—	—	—	—	—	—	(3,896)	(3,896)
Issuances of common stock	292	—	512	5,740	—	—	—	6,252
Proceeds from exercise of warrants	10	—	18	164	—	—	—	182
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(6,601)	—	(6,601)
Dividends on preferred stock	—	—	—	—	—	(191)	—	(191)
Dividends on common stock	—	—	—	—	—	(26,121)	—	(26,121)
Balance at December 31, 2000	23,411	—	40,968	165,932	—	111,355	1,294	319,549
Comprehensive Income:								
Net income	—	—	—	—	—	44,532	—	44,532
Other comprehensive income (loss), net of tax:								
Unrealized loss on marketable securities net of reclassification adjustment	—	—	—	—	—	—	(2,081)	(2,081)
Issuances of common stock	3,714	—	6,498	68,370	—	—	—	74,868
Cashless exercise of warrants	272	—	476	6,321	—	(6,797)	—	—
Amortization of unearned restricted stock compensation	—	—	—	174	—	—	—	174
Treasury stock activity	—	156	—	—	(3,681)	—	—	(3,681)
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(6,827)	—	(6,827)
Dividends on preferred stock	—	—	—	—	—	(191)	—	(191)
Dividends on common stock	—	—	—	—	—	(29,765)	—	(29,765)
Balance at December 31, 2001	27,397	156	47,942	240,797	(3,681)	112,307	(787)	396,578
Comprehensive Income:								
Net loss	—	—	—	—	—	(863,942)	—	(863,942)
Other comprehensive income (loss), net of tax:								
Unrealized gain on marketable securities net of reclassification adjustment	—	—	—	—	—	—	1,139	1,139
Foreign currency translation adjustments	—	—	—	—	—	—	5	5
Gain on hedge termination	—	—	—	—	—	—	5,072	5,072
Amortization of hedge gain	—	—	—	—	—	—	(807)	(807)
Minimum pension liability	—	—	—	—	—	—	(8,759)	(8,759)
Issuance of common stock	10,000	—	17,502	63,529	—	—	—	81,031
Amortizaton of unearned restricted stock compensation	—	—	—	455	—	—	—	455
Treasury stock activity	—	18	—	—	121	—	—	121
Distributions on minority interests in preferred securities of subsidiary trusts	—	—	—	—	—	(28,610)	—	(28,610)
Dividends on preferred stock	—	—	—	—	—	(112)	—	(112)
Redemption premium on preferred stock	—	—	—	—	—	(278)	—	(278)
Dividends on common stock	—	—	—	—	—	(37,969)	—	(37,969)
Balance at December 31, 2002	37,397	174	$65,444	$304,781	$(3,560)	$(818,604)	$(4,137)	$(456,076)

See Notes to Consolidated Financial Statements

1. Nature of Operations and Recent Developments

NorthWestern Corporation (the "Company" or "we") is one of the largest providers of electricity and natural gas in the Upper Midwest and Northwest, serving more than 598,000 customers in Montana, South Dakota and Nebraska. We have generated and distributed electricity in South Dakota and distributed natural gas in South Dakota and Nebraska since 1923 through our energy division, NorthWestern Energy, formerly NorthWestern Public Service. On February 15, 2002, we completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, or Montana Power. As a result of the acquisition, from February 15, 2002 through November 15, 2002, we distributed electricity and natural gas in Montana through our wholly owned subsidiary, NorthWestern Energy LLC. Effective November 15, 2002, we transferred the energy and natural gas transmission and distribution operations of NorthWestern Energy LLC to NorthWestern Corporation, and since that date, we have operated its business as part of our NorthWestern Energy division. We are operating our utility business under the common name "NorthWestern Energy" in all our service territories. The former NorthWestern Energy LLC has been renamed "Clark Fork and Blackfoot, LLC"

We also have made significant investments in three primary nonenergy businesses, Expanets, Inc., or Expanets, a leading provider of networked communications and data services and solutions to small and mid-sized businesses nationwide; and Blue Dot Services Inc., or Blue Dot, a nationwide provider of air conditioning, heating, plumbing and related services. Through November 1, 2002, we held an economic equity interest in a subsidiary that serves as the managing general partner of CornerStone Propane Partners, L.P., or CornerStone, a publicly traded limited partnership that is a retail propane and wholesale energy related commodities distributor.

At December 31, 2002, we have a common shareholder's deficit of $456.1 million and approximately $2.1 billion in debt and trust preferred instruments outstanding. During 2002, our communications and HVAC business segments reported operating losses of $392 million and $311 million, respectively, which has severely and adversely impacted our financial performance and financial condition.

For our utility only operations, which excludes Blue Dot, Expanets, and all other unregulated entities, and absent proceeds from the sale of noncore assets, we estimate the following for the years 2003 and 2004.

approximate and in millions	2003	2004
Cash flows from operating activities[1]	$ 30	$ 80
Cash flows used in investing activities[2]	(60)	(60)
Cash flows provided (used) in financing activities[3]	32	(39)
Increase (decrease) in cash and cash equivalents	$ 2	$(19)

(1) The 2003 amount includes a use of cash for working capital of approximately $45 million and interest payments of approximately $140 million. The 2004 amount includes a use of cash for working capital of approximately $15 million and interest payments of approximately $140 million.

(2) These amounts are comprised of capital expenditures.

(3) The 2003 amount represents the net total of our currently anticipated financing activities for 2003 and is comprised of the following:

Net proceeds – Senior secured term loan	$366
Repayment of outstanding debt and retirement of letters of credit with proceeds from senior secured loan	(280)
Trust preferred dividend payments	(30)
Other debt payments	(24)
Cash flows provided by financing activities	$ 32

We have the right to defer payment of our trust preferred dividend payments for up to 20 consecutive quarters. The 2004 amount includes trust preferred dividend payments of approximately $30 million and other debt payments of approximately $9 million.

Based on our current plans and business conditions, we expect that our available cash, cash equivalents and investments, together with amounts generated from operations, will be sufficient to meet our cash requirements for at least the next 12 months. However, due to a decrease in cash and cash equivalents during 2004, we believe that we may need additional funding sources or proceeds from the sale of noncore assets by the end of 2004 or early in 2005. Commencing in 2005, we face substantial debt reduction payments. Absent the receipt of significant proceeds from the sale of noncore assets, the raising of additional capital or a restructuring of our debt, we will not have the ability to reduce our debt or meet our maturing debt obligations. Even if we are successful in selling some or all of our noncore assets, we will have to restructure our debt or seek new capital prior to 2005.

Consistent with our turnaround plan to increase liquidity and reduce debt, the Board of Directors decided to terminate the historical practice of paying an annual cash dividend on our common stock. We do not anticipate paying any cash dividends for the foreseeable future. In addition, we are currently prohibited from paying dividends on our common stock under Delaware law. Our senior credit facility also prohibits the payment of dividends during any period of default under the agreement. We are not currently in default under our senior credit facility. To the extent that payment of a cash dividend on our common stock becomes permissible under Delaware law, we would only be able to pay a cash dividend on our common stock to the extent that all required distributions on our mandatorily redeemable preferred securities of trusts had been made.

We are taking steps to improve the financial position of the Company, including a focus on our core electric and natural gas utility business and a commitment to reduction of our debt. We have suspended the declaration and payment of common stock dividends, which represented approximately $38 million in distributions in 2002. Future dividend obligations will be evaluated on an ongoing basis as part of our commitment to restoring long-term financial strength. We have decided to sell certain of our noncore assets, including our Montana First Megawatts project and the Colstrip transmission line, and we are reviewing strategic options for Expanets and Blue Dot, including the sale or disposition of each of these businesses or their assets. We will not make any additional significant investments in, or commitments to, Expanets and Blue Dot while we examine strategic alternatives for the two businesses. In addition, the Montana Public Service Commission (MPSC) has restricted our ability to make additional investments or commitments to our nonregulated businesses to $10 million in the aggregate unless we obtain prior approval. We intend to use any proceeds from sales of noncore assets and surplus cash, if any, from operations to pay down debt. We will continue to focus efforts on improving the operating performance of Expanets and Blue Dot, including the sale or closure of certain noncore Blue Dot locations.

In February 2003, we closed and received funds from a $390.0 million senior credit term loan. The net proceeds of $366.0 million, after payment of financing costs and fees, were used to repay $259.6 million outstanding under the existing $280.0 million bank credit facility. The remaining proceeds of the term loan will be utilized to provide working capital and for other general corporate purposes. In addition, our new $390.0 million credit facility does not include any adverse rating triggers, and its covenants are linked to the performance of our core utility operations and generally excludes all of our nonenergy businesses.

2. Significant Accounting Policies

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include our accounts together with those of our wholly and majority-owned or controlled subsidiaries. The financial statements of Expanets, Blue Dot and CornerStone (CornerStone is only through November 1, 2002) are included in the accompanying consolidated financial statements by virtue of the voting and control rights, and therefore included in referencing to "subsidiaries." All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The operations of CornerStone and our interest in CornerStone have been reflected in the consolidated financial statements as Discontinued Operations (see Note 6 for further discussion).

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

Substantially all acquisitions at Expanets and Blue Dot have involved the issuance of common and preferred stock in those subsidiaries to the sellers of the acquired businesses. Our investments in Expanets and Blue Dot are principally in the form of senior preferred stock with voting control and a liquidation preference over the common stock. We are required to consolidate the financial results of Expanets and Blue Dot because of our voting control. The common and preferred stock issued to third parties in connection with acquisitions creates minority interests which are junior to our preferred stock interests and against which operating losses have been allocated.

In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets or Blue Dot for cash at a predetermined exchange rate. Alternatively, Blue Dot, in certain circumstances, may, at its election, purchase the stock directly from the seller based on certain call or put arrangement using their choice of cash or, in certain cases, NorthWestern common stock. During 2002, Blue Dot paid $18.7 million in cash and accrued an additional $6.0 million for the purchase of Blue Dot stock issued in prior acquisitions. During 2001, Expanets paid $20.3 million in cash for the purchase of Expanets stock issued in prior acquisitions and Blue Dot paid $37.5 million in cash for Blue Dot stock issued in prior acquisitions. As of December 31, 2002, exchange agreements totaling $6.0 million for Expanets and $3.9 million for Blue Dot remained outstanding and are included in Minority Interests.

At December 31, 2002, Expanets had 120 offices located across the United States. Our investment in Expanets at December 31, 2002, consisted of $363.6 million of 12% coupon convertible and nonconvertible mandatorily redeemable Preferred Stock and $0.5 million of convertible Class B Common Stock. In addition, as of December 31, 2002, we had outstanding intercompany advances and loans to Expanets of $205.7 million. As of December 31, 2002, our Class B Common Stock of Expanets was convertible into 40% of the originally issued Class A Common Stock equivalents of Expanets, which comprise all of the shares of Class A Common Stock ever issued, plus the shares of Class A Common Stock issuable upon the conversion of the other Common Stock of Expanets and the Preferred Stock of Expanets held by Avaya (see Note 22, "Subsequent Events," which describes our settlement discussions with Avaya that resulted in Avaya's relinquishment of its Preferred Stock). In addition, two of the series of our Preferred Stock of Expanets are convertible into shares of Class A Common Stock from time to time at our option and are redeemable at our option prior to an initial public offering or sale of Expanets, and two other of the series of our Preferred Stock of Expanets are mandatorily redeemable upon an initial public offering or sale of Expanets. All of the other outstanding Preferred and Common Stock of Expanets held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering or sale of Expanets. The aggregate percentage of Class A Common Stock of Expanets into which our holdings of Common and Preferred Stock is convertible is approximately 50% of the Class A Common Stock of Expanets on a fully diluted basis, assuming the conversion of all other outstanding convertible securities of Expanets, other than employee options, based on the originally issued value of the Class A Common Stock of Expanets. We controlled approximately 99% of the total voting power of Expanets' issued and outstanding capital stock as of December 31, 2002. At December 31, 2002, the net recorded book value of our aggregate investment in and advances to Expanets was $89.7 million after recognition of historical net losses.

At December 31, 2002, Blue Dot provided services from more than 50 subsidiary entities that provide services from locations that are primarily situated in or near major metropolitan areas across the United States. Our investment in Blue Dot at December 31, 2002, consisted of $384.3 million of 11% coupon Preferred Stock and $0.5 million of convertible Class B Common Stock. As of December 31, 2002, our Class B Common Stock of Blue Dot was convertible into approximately 40% of the originally issued Class A Common Stock equivalents of Blue Dot, which comprise all of the shares of Class A Common Stock ever issued, excluding any shares of Class A Common Stock issued or issuable upon the conversion of the Class B Common Stock, Class C Common Stock or Series A Preferred Stock of Blue Dot. The series of our Preferred Stock of Blue Dot is mandatorily redeemable upon an initial public offering of Blue Dot. The other outstanding series of Preferred Stock of Blue Dot held by third parties will be automatically converted into shares of Class A Common Stock upon an initial public offering of Blue Dot, and Blue Dot has entered into agreements with the holders of the other outstanding class of Common Stock of Blue Dot for the conversion of such Common Stock into Class A Common Stock upon an initial public offering. The aggregate percentage of Class A Common Stock of Blue Dot into which our holdings of Blue Dot Common Stock is convertible is approximately 34% of the Class A Common Stock of Blue Dot on a fully diluted basis assuming the conversion of all other outstanding convertible securities of Blue Dot, based on the originally issued value of the Class A Common Stock of Blue Dot. However, this percentage will vary substantially based upon the initial public offering price of the Class A Common Stock and in the event the initial public offering price is substantially below the $7.50 original issued value of the Class A Common Stock, this percentage would be substantially lower. We controlled approximately 96% of the total voting power of Blue Dot's issued and outstanding capital stock as of December 31, 2002. At December 31, 2002, the net recorded book value of our aggregate investments in and advances to Blue Dot was $12.6 million after recognition of historical net losses.

The income or loss allocable to minority interests will vary depending on the underlying profitability of the consolidated subsidiaries. Losses allocable to minority interests, which include the effect of dividends on the outstanding preferred stock that we owned and applicable allocations from us, are charged to minority interests. Corporate allocations relate to certain services we provide to our subsidiaries for management services, including insurance, administrative support for employee benefits, transaction structuring, financial analysis, tax services and information technology. Corporate allocations to Blue Dot were $2.1 million, $3.0 million and $2.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Corporate allocations to Expanets were $4.2 million, $8.0 million and $4.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decreases reflect decreased services provided by NorthWestern, which are now performed and directly expensed by each entity. Losses are allocated to minority interests to the extent they do not exceed the minority interest in the equity capital of the subsidiary, after giving effect for any exchange agreements. Losses in excess of the minority interests are allocated to us.

Losses allocated to Minority Interests were $14.9 million, $141.4 million, and $67.8 million for the fiscal years ended December 31, 2002, 2001, and 2000, respectively. Minority Interests balances were $10.3 million and $30.1 million at December 31, 2002 and 2001, respectively. We will recognize future losses of the subsidiaries to the extent these losses exceed the Minority Interest balance after the effect of exchange agreements. Accordingly, based on the capital structures of Expanets and Blue Dot at December 31, 2002, all future losses at Expanets and Blue Dot will be allocated to us.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for such items as long-lived asset values and impairment charges, long-lived asset useful lives, tax provisions, uncollectible accounts, billing adjustments, environmental costs, unbilled revenues and actuarially determined benefit costs. We revise the recorded estimates when we get better information or when we can determine actual amounts. Those revisions can affect operating results. Each year we also review the depreciable lives of certain plant assets and revise them if appropriate.

Significant estimates impacting our current year financial statements include:

- estimating the billing adjustments and allowance for uncollectible accounts at Expanets;
- estimating impairment charges related to goodwill and long-lived assets; and
- estimating our deferred tax asset valuation allowance.

REVENUE RECOGNITION

For our South Dakota and Nebraska operations, as prescribed by the respective regulatory authorities, electric and natural gas utility revenues are based on billings rendered to customers. For our Montana operations, as prescribed by the MPSC, operating revenues are recorded monthly on the basis of consumption or services rendered. Customers are billed monthly on a cycle basis. Communications and HVAC revenue is recognized as services are performed and products are shipped with the exception of maintenance, construction, and installation contracts. Maintenance contract revenues are recognized over the life of the respective contracts.

Construction and installation contract revenues are generally recognized on the percentage-of-completion method, under which the amount of contract revenue recognizable at any given time during a contract is determined by multiplying the total estimated contract costs incurred at any given time to total estimated contract costs. Accordingly, contract revenues recognized in the statement of operations can and usually do differ from the amounts that can be billed or invoiced to the customer at any given point during the contract. Expanets uses the completed contract method of accounting for certain material and installation contracts due to an inability to adequately estimate gross margins for those contracts which is consistent with historical experience.

Changes in contract performance, conditions, estimated profitability, and final contract settlements may result in revisions to estimated costs and, therefore, revenues. Such revisions are frequently based on estimates and subjective assessments. The effects of theses revisions are recognized in the period in which the revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on the contract, the full amount of the estimated ultimate loss is recognized in the period such conclusion is reached, regardless of what stage of completion the contract has reached. Depending on the size of a particular contract, variations from estimated project costs could have significant impact on operating results. Costs in excess of billings at Expanets were $12.8 million and $19.4 million at December 31, 2002 and 2001, respectively. Billings in excess of costs at Expanets were $2.4 million and $3.0 million at December 31, 2002 and 2001, respectively. Costs in excess of billings at Blue Dot were $6.8 million and $4.0 million at December 31, 2002 and 2001, respectively. Billings in excess of costs at Blue Dot were $4.1 million and $1.5 million at December 31, 2002 and 2001, respectively.

CASH EQUIVALENTS

We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash consists primarily of funds held in trust accounts to satisfy the requirements of certain stipulation agreements and insurance reserve requirements.

ACCOUNTS RECEIVABLE, NET

Accounts receivable are net of $15.3 million and $11.4 million of allowances for uncollectible accounts at December 31, 2002 and 2001. Receivables include accrued unbilled revenues of $30.5 million at December 31, 2002, related to our Montana operations.

INVENTORIES

Natural gas inventories for the regulated energy business are stated at the lower of cost or market, using the first-in, first-out ("FIFO") method. Materials and supplies for the regulated energy business are stated at the lower of cost or market, with cost determined using the average cost method. Inventories for Expanets consist of voice and data equipment, parts and supplies held for use in the ordinary course of business and are stated at the lower of cost (weighted average) or market. Inventories for Blue Dot consist of air conditioning units and parts and supplies held for use in the ordinary course of business and are stated at the lower of cost or market using the FIFO method. Inventory by segment at December 31 is as follows :

in thousands	2002	2001
Expanets	$46,803	$39,085
Blue Dot	13,940	15,791
Utility	25,907	24,843
	$86,650	$79,719

REGULATORY ASSETS AND LIABILITIES

Our regulated operations are subject to the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulations* (SFAS No. 71). Regulatory assets represent probable future revenue associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

If all or a separable portion of our operations becomes no longer subject to the provisions of SFAS No. 71, an evaluation of future recovery of the related regulatory assets and liabilities would be necessary. In addition, we would determine any impairment to the carrying costs of deregulated plant and inventory assets.

INVESTMENTS

Investments consist primarily of fixed income municipal securities, corporate preferred stock and life insurance contracts. In addition, we have investments in various money market accounts and other items. Fixed income securities and preferred stocks are carried at market value, which approximates cost at December 31, 2002 and 2001. Life insurance contracts are carried at their cash surrender value. Approximately $30 million and $27.8 million of our fixed income securities and preferred stock investments are restricted as collateral for letters of credit as of December 31, 2002 and 2001, respectively. Investments in life insurance contracts of $22.2 million are held in trust and restricted for postretirement benefits.

Investments consisted of the following at December 31 *(in thousands)*:

December 31, 2002	
Preferred stocks	$19,692
Fixed income securities	27,548
Life insurance contracts and other investments	37,996
	$85,236
December 31, 2001	
Preferred stocks	$31,460
Fixed income securities	28,855
Life insurance contracts and other investments	11,104
	$71,419

We use the specific identification method for determining the cost basis of our investments in available-for-sale securities. Realized gains and (losses) on our available-for-sale securities were $(7.5) million, $2.3 million and $3.2 million in 2002, 2001 and 2000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

We manage risk using derivative financial instruments for changes in electric and natural gas supply prices and interest rate fluctuations.

We periodically use commodity futures contracts to reduce the risk of future price fluctuations for electric and natural gas contracts. Increases or decreases in contract values are reported as gains and losses in our Consolidated Statements of Income (Loss) unless the commodities are specifically subject to supply tracking mechanisms within the regulatory environment.

The fair value of fixed-price commodity contracts were estimated based on market prices of commodities covered by the contracts. The net differential between the prices in each contract and market prices for future periods has been applied to the volumes stipulated in each contract to arrive at an estimated future value. Two contracts at December 31, 2002, existed with estimated future benefits of $0.2 million.

On March 28, 2002, we entered into two fair value hedge agreements, each of $125.0 million, to effectively swap the fixed interest rate on our $250 million five-year original notes to floating interest rates at the three-month LIBOR plus spreads of 2.32% and 2.52% effective as of April 3, 2002. These fair value hedge agreements were settled on September 17, 2002, resulting in $17.0 million proceeds and a deferred gain to the Company. The deferred gain is recorded in Other Noncurrent Liabilities and is being recognized as a reduction of interest expense over the remaining life of the notes.

On March 8, 2002, we settled a cash flow hedge agreement related to an interest rate swap instrument. The settlement resulted in $7.9 million, and a deferred gain to the Company. The deferred gain is recorded in Other Comprehensive Income and is being recognized as a reduction of interest expense over the remaining life of the same notes discussed above.

We are exposed to credit loss in the event of nonperformance by counter parties. Credit risk is minimized on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, we do not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property, ranging from three to 40 years. We include in property, plant and equipment external and incremental internal costs associated with computer software developed for use in the businesses. Capitalization begins when the preliminary design stage of the project is completed. These costs are amortized on a straight-line basis over the project's estimated useful life once the installed software is ready for its intended use. During 2002, 2001 and 2000, we capitalized costs for internally developed software of $3.1 million, $60.7 million and $1.8 million. Internal labor and overhead costs capitalized for other property, plant and equipment were $37.6 million, $16.2 million and $8.3 million which are all in the regulated utility segment.

Depreciation rates include a provision for our share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent liabilities. (See "New Accounting Standards" in this Note 2 regarding our asset retirement obligation and amounts collected in the ratemaking process for costs of removal of regulated utility property.

All expenditures for maintenance and repairs of utility property, plant and equipment are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

When property for the Communications or HVAC interests are retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is reflected in operations. Property, plant and equipment at December 31 consisted of the following:

in thousands	2002	2001
Land and improvements	$ 33,403	$ 3,159
Building and improvements	114,582	57,709
Storage, distribution, transmission and generation	1,665,400	381,910
Construction work in process	23,100	19,225
Other equipment	270,450	249,457
	2,106,935	711,460
Less accumulated depreciation	(853,189)	(266,019)
	$1,253,746	$445,441

We capitalize the cost of plant additions and replacements, including an allowance for funds used during construction (AFUDC) of utility plant. We determine the rate used to compute AFUDC in accordance with a formula established by the Federal Energy Regulatory Commission, or FERC. This rate averaged 8.7% for Montana and 6.6%, 6.9% and 6.6% for South Dakota for 2002, 2001 and 2000, respectively. Interest capitalized totaled $0.7 million in 2002 for Montana and South Dakota combined. Interest capitalized was not significant in 2001 and 2000.

We record provisions for depreciation at amounts substantially equivalent to calculations made on a straight-line method by applying various rates based on useful lives of properties determined from engineering studies. As a percentage of the depreciable utility plant at the beginning of the year, our provision for depreciation of utility plant was approximately 3.4%, 3.3% and 3.3% for 2002, 2001 and 2000, respectively.

As a result of the significant downturn in the communications technology industry and considerable declines in profitability from our Communications and HVAC segments, we reviewed the recoverability of long-lived assets. We applied the provisions of SFAS No. 144 to the property, plant and equipment of our Communications and HVAC segments and determined the carrying value of certain assets to be impaired. Accordingly, Expanets and Blue Dot recorded impairment charges of $69.6 million and $11.3 million, respectively, based on the fair value of those assets in the fourth quarter of 2002.

We also recorded a $35.7 million charge related to our construction of a 260-megawatt natural gas-fired generation project located in Great Falls, Montana. Based on certain events occurring during the fourth quarter of 2002, we decided to divest of this project, and the assets have been written down to expected salvage value. The remaining assets of this project have been classified as Assets Held For Sale on the Consolidated Balance Sheets. The remaining investment in this project was $42.7 million at December 31, 2002.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of December 31 consisted of the following:

in thousands	2002	2001
Pension and other postretirement benefit liability	$196,521	$ —
Future QF obligation, net	143,515	—
Environmental liability	36,505	3,214
Deferred revenue	22,866	—
Customer advances	21,996	—
Other	61,710	71,826
	$483,113	$75,040

STOCK-BASED COMPENSATION

At December 31, 2002, we have a nonqualified stock option plan, as described more fully in Note 17. We apply the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for our stock option plan. No compensation cost is recognized as the option exercise price is equal to the market price of the underlying stock on the date of grant. Our pro forma net income and earnings per share would have been as indicated below had the fair value of option grants been charged to compensation expense in accordance with SFAS No. 123:

in thousands except per share amounts	2002	2001	2000
Earnings (losses) on common stock:			
As reported	$(892,943)	$37,514	$42,761
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(409)	(633)	(396)
Pro forma	$(893,352)	$36,881	$42,365
Diluted earnings per share:			
As reported	$(30.04)	$1.53	$1.83
Pro forma	$(30.05)	$1.51	$1.82

INSURANCE SUBSIDIARY

Risk Partners, Inc. is a wholly owned non-United States insurance subsidiary established in 2001 to insure worker's compensation, general liability and automobile liability risks. At December 31, 2002, Expanets and Blue Dot were insured through Risk Partners, Inc. In addition, NorthWestern Energy was insured through Risk Partners, Inc. for automobile liability risks at December 31, 2002. Reserve requirements are established based on actuarial projections of ultimate losses. Any losses estimated to be paid within one year from the balance sheet date are classified as accrued expenses, while losses expected to be payable in later periods are included in other long-term liabilities. Risk Partners, Inc. has purchased reinsurance policies through a third-party reinsurance company to transfer a portion of the insurance risk. Restricted cash related to this subsidiary was $10 million at December 31, 2002.

INCOME TAXES

Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, amortizing tax deductible goodwill, the difference in the recognition of revenues and expenses for book and tax purposes, certain natural gas costs, which are deferred for book purposes but expensed currently for tax purposes, and net operating loss carryforwards.

ENVIRONMENTAL COSTS

We record environmental costs when it is probable we are liable for the costs and we can reasonably estimate the liability. We may defer costs as a regulatory asset based on our expectation that we will recover these costs from customers in future rates. Otherwise, we expense the costs. If an environmental expense is related to facilities we currently use, such as pollution-control equipment, we capitalize and depreciate the costs over the life of the plant, assuming the costs are recoverable in future rates or future cash flow.

We record estimated remediation costs, excluding inflationary increases and probable reductions for insurance coverage and rate recovery. The estimates are based on our experience, our assessment of the current situation and the technology currently available for use in the remediation. We regularly adjust the recorded costs as we revise estimates and as remediation proceeds. If we are one of several designated responsible parties, we estimate and record only our share of the cost. We treat any future costs of restoring sites where operation may extend indefinitely as a capitalized cost of plant retirement. The depreciation expense levels we can recover in rates include a provision for these estimated removal costs.

ACCOUNTING FOR BUSINESS COMBINATIONS

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally were effective for us in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001. For additional discussion on intangible assets and the adoption of SFAS No. 142, see Note 4.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which was effective January 1, 2003. The statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets. The statement requires the present value of future retirement costs for which the Company has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over the asset life.

We have completed an assessment of the specific applicability and implications of SFAS No. 143. We have identified, but have not recognized, asset retirement obligation, or ARO, liabilities related to our electric and natural gas transmission and distribution assets. Many of these assets are installed on easements over property not owned by the Company. The easements are generally perpetual and only require retirement action upon abandonment or cessation of use of the property for the specified purpose. The ARO liability is not estimable for such easements as we intend to utilize these properties indefinitely. In the event we decide to abandon or cease the use of a particular easement, an ARO liability would be recorded at that time.

Our regulated utility operations have, however, previously recognized removal costs of transmission and distribution assets as a component of depreciation in accordance with regulatory treatment. To the extent these amounts do not represent SFAS No. 143 legal retirement obligations, they are to be disclosed as regulatory liabilities upon adoption of the statement. As of December 31, 2002, we have estimated accrued removal costs related to our Montana transmission and distribution operations in the amount of $111.0 million and $4.5 million, for our South Dakota and Nebraska operations, respectively, all of which are included in accumulated depreciation.

For our generation properties, we are in the process of evaluating the associated retirement costs as defined by SFAS No. 143 and what the prescribed accounting treatment will be under FERC rules. We have accrued decommissioning costs since the generating units were first put into service in the amount of $11.4 million, which is classified as an other noncurrent liability. Preliminary estimates indicate that this amount would be sufficient to cover the legally required retirement obligations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* was issued in October 2001 and establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Our accounting for the discontinued operations of CornerStone as described in Note 6, "Discontinued Operations," followed the provisions of SFAS No. 144. We adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our consolidated results of operations, financial position, or cash flows as the long-lived asset impairment provisions of SFAS No. 144 effectively carried over the provisions of SFAS No. 121.

SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* was issued in April 2002. SFAS No. 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. It also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. We will adopt SFAS No. 145 on January 1, 2003. As a result of the adoption, effective January 1, 2003, we will be required to reflect the extraordinary loss on debt extinguishments of $13.5 million, net of tax, incurred in 2002 as part of continuing operations.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in June 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, including lease termination costs and certain employee termination benefits that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 will be applied prospectively and is effective for exit or disposal activities that are initiated after December 31, 2002. We will adopt SFAS No. 146 on January 1, 2003.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), was issued in November 2002. FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 have been included in Note 19, "Guarantees, Commitments and Contingencies."

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123,* was issued in December 2002. It provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years beginning after December 15, 2003. The impact of the statement on our results of operations and financial position is currently under review by management.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), was issued in January 2003. This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity, or VIE, if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries.* A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. We have evaluated the impact of FIN 46 to determine if we have any investments qualifying as VIEs and do not believe we have any VIEs. The rules are recent and, accordingly, they contain provisions that the accounting profession continues to analyze.

RELATED PARTY TRANSACTIONS

Long-Term Incentive Program to Key Executives

In order to provide a recruitment and retention incentive, we adopted a long-term equity incentive program in September 1999 in which certain of our key executives and key team members of NorthWestern Growth Corporation, which initiates strategic investments for us, were provided the opportunity to make personal investments. The investment entity was structured as a limited liability company, was controlled and substantially owned by us, and enabled the investors to participate in long-term capital appreciation resulting from increases in the value of our interests in Blue Dot, Expanets and CornerStone above benchmark rates of return to us approved by the independent Compensation Committee of our Board of Directors. Participants would benefit in any such capital appreciation on a pro rata basis with the other holders of equity interests in such entities after achievement of the benchmark rate of return to us. The interests of our executives in the limited liability company upon formation collectively represented a less than .05% interest in each of Blue Dot, Expanets and CornerStone. The limited liability company had no indebtedness and was consolidated in our financial statements. In the year ended December 31, 2002, there were no distributions to any of our executive officers, and in the year ended December 31, 2001, the following executive officers received distributions in respect of the transfer to us of a portion of their vested interests relating to the performance of certain entities acquired in 1998, 1999 and 2000, each of which exceeded target performance benchmarks during the 12-month period following the date of acquisition: M. Lewis, then chief executive officer, $1.1 million; R. Hylland, president, $0.8 million; D. Newell, senior vice president, $0.8 million; E. Jacobsen, senior vice president, $0.4 million; and K. Orme, chief financial officer, $0.1 million. This limited liability company was terminated and dissolved in March 2003 pursuant to a plan of dissolution and liquidation. In connection with the winding up of the entity, four participants received final liquidation payments, one of which was a named executive officer, E. Jacobsen, who received a final payment of $41,960.

Other

The Chief Executive Officer for Qwest Cyber Solutions ("QCS") was also a director of the Company in 2001. During that year, Expanets entered into an agreement with QCS, following a competitive bidding process, in which QCS was the lowest qualifying bidder, to provide application hosting services, consisting of computer servers and related support services. The agreement was originally valued at $52 million over a five-year term. Qwest sold the QCS business unit to Corio in 2002, and the subject agreement as assigned to Corio has been substantially reduced in scope. Prior to the Corio transaction, in order to accept a position as Chief Executive Officer of NorthWestern Communications Group, the director resigned from his position at QCS and from his position on the Company's board. He now serves as Expanets' Chief Executive Officer.

RECLASSIFICATIONS

Certain 2000 and 2001 amounts have been reclassified to conform to the 2002 presentation. Such reclassifications had no impact on net income or shareholders' equity as previously reported.

SUPPLEMENTAL CASH FLOW INFORMATION

in thousands	2002	2001	2000
Cash paid (received) for:			
Income taxes	$ (15,723)	$ 7,297	$ 7,306
Interest	176,203	55,648	39,937
Noncash transactions for:			
Exchange of warrants for common stock	—	6,797	—
Issuance of restricted stock	—	760	—
Issuance of common stock for acquisitions and repurchases of subsidiary stock	—	—	6,252
Assets acquired in exchange for current liabilities and debt	463	21,712	65,118
Subsidiary stock issued to third parties for acquisitions, debt, earnouts and notes receivable	13,475	28,738	176,252
Inventory purchased using short-term debt	—	125,000	—
Debt and preferred securities assumed in acquisitions	511,100	—	—
Discount on subordinated note	3,017	—	—

3. Acquisitions

THE MONTANA POWER LLC

On February 15, 2002, we completed the asset acquisition of Montana Power's energy transmission and distribution business for $478.0 million in cash and the assumption of $511.1 million in existing debt and mandatorily redeemable preferred securities of subsidiary trusts (net of cash received). Acquisition costs were approximately $24.8 million. We completed this acquisition to expand our presence in the energy market. As a result of the acquisition, we are now a provider of natural gas and electricity to approximately 598,000 customers in Montana, South Dakota, and Nebraska and have the capacity to provide service to wider regions of the country. For accounting convenience, due to the burden of a mid-month closing, both parties agreed to an effective date for the sale of January 31, 2002. We obtained the services of a third-party to perform valuations and assist with the allocation of the purchase price. During the second quarter of 2002, we had preliminarily recorded the property, plant and equipment at fair value and no portion was allocated to goodwill. During the fourth quarter of 2002 we determined, based on certain regulatory considerations, the property, plant and equipment should be kept at historical book value less adjustments which reduce these assets to the amount included in utility rate base. These adjustments included a net deferred tax liability of $135 million and deferred investment tax credits of $12.7 million that existed as of the acquisition date. We also adjusted to fair value various other assets and liabilities, such as pension and other postretirement benefit obligations, the qualifying facilities liability, and regulatory assets and liabilities. The remaining excess purchase price was allocated to goodwill. Goodwill of $354.4 million is deductible for income tax purposes.

Results of operations of Montana Power have been included in the accompanying consolidated financial statements since the effective date of acquisition. The following table summarizes the final fair values of the assets acquired and liabilities assumed in connection with our acquisition of Montana Power:

in thousands	
Cash	$ 70,601
Restricted cash	30,000
Other current assets	109,094
Property, plant and equipment, net of deferred taxes of $147.7 million	908,544
Regulatory assets	172,917
Other	49,149
Goodwill	400,095
Total assets acquired	$1,740,400
Current liabilities	$ 218,772
Regulatory liabilities	94,301
Long-term debt	427,711
Mandatorily redeemable preferred securities of subsidiary trusts	65,000
Other	355,974
Total liabilities assumed	$1,161,758
Net assets acquired	$ 578,642

OTHER

During the second and third quarters of 2002, Blue Dot completed five acquisitions. Consideration paid to the sellers in these acquisitions included cash consideration of $15.6 million and the issuance of Blue Dot common stock. The initial recording of the acquisitions consummated in the second quarter included a preliminary assigned value of $8.1 million to the common stock issued to the former owners. Losses of Blue Dot were allocated to these shareholders during the second quarter based on the preliminary value of the stock. During the fourth quarter of 2002, Blue Dot completed the purchase price allocation for these acquisitions and the entire value assigned to the common stock was reversed. The losses originally allocated to minority shareholders based on the preliminary value of the common stock have since been recognized by NorthWestern. Maximum contingent payments totaling $15.9 million associated with our 2002 acquisitions may be required based on earnings contingencies over an extended period. To the extent these payments occur, they will be considered an additional cost of the acquired entity. The assets acquired and liabilities assumed have been recorded at their fair values as of the dates of acquisitions. The excess of the purchase price over the fair value of identifiable net assets acquired of approximately $9.7 million was recognized as goodwill and subsequently fully impaired. Blue Dot also recognized additional goodwill of $20.5 million related to prior acquisitions with earnings contingencies related to stock issued to sellers of acquired businesses. This goodwill was subsequently impaired as a result of our required analysis under SFAS No. 142 (see Note 4).

The following unaudited pro forma results of consolidated operations for the years ended December 31, 2002 and 2001, give effect as if all acquisitions noted above had occurred as of January 1, 2001:

in thousands except per share amounts	2002	2001
Revenues	$2,078,875	$2,455,582
Income (loss) from continuing operations	(738,177)	97,383
Net income (loss)	$ (853,279)	$ 93,077
Diluted earnings per share	$(28.70)	$3.82

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal year presented, nor are they necessarily indicative of future consolidated results.

4. Goodwill and Other Intangibles

We adopted the provisions of SFAS No. 142 effective January 1, 2002 and with the assistance of an independent appraiser, determined that no impairment charge was necessary upon adoption. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. This methodology differs from our previous policy, as permitted under previous accounting standards, of using undiscounted cash flows on an enterprise wide basis to determine if goodwill is recoverable. Our reporting units are consistent with the operating segments underlying the segments identified in Note 23, "Segment and Related Information."

We have selected October 1 as the date for our annual impairment review. For our Communications and HVAC segments, updated valuations were completed with the assistance of the same independent appraiser that was utilized during our initial review as of January 1, 2002, using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit. Lower than expected performance and revised growth rate and holding period assumptions negatively impacted the fair value of our Communications and HVAC reporting units. As a result, we recorded a goodwill impairment charge of $436.6 million. Our Communications segment also recorded an impairment charge of $46.8 million related to a dealer agreement intangible asset having an indefinite life.

For our Electric and Natural Gas segments, an internal valuation completed using a discounted cash flow approach based on forward-looking information regarding revenues and costs resulted in no goodwill impairment.

A summary of changes in our goodwill for the year ended December 31, 2002 by business segment, is as follows:

in thousands	Communications	HVAC	Electric and Natural Gas	Total
Balance as				
Dec. 31, 2001	$ 146,291	$ 259,443	$ —	$ 405,734
Goodwill acquired	688	30,183	400,095	430,966
Impairments	(146,979)	(289,626)	—	(436,605)
Balance as of				
Dec. 31, 2002	$ —	$ —	$400,095	$ 400,095

As of December 31, 2002 and 2001, our intangible assets, other than goodwill, and related accumulated amortization consisted of the following:

in thousands	Gross	Accumulated Amortization	Net
December 31, 2002			
Amortized intangible assets:			
Customer lists and other	$205,113	$ (86,969)	$118,144
Unamortized intangible assets:			
Other, primarily dealer			
agreements	—	—	—
Total intangible assets	$205,113	$(86,969)	$118,144
December 31, 2001			
Amortized intangible assets:			
Customer lists and other	$235,448	$(57,564)	$177,884
Unamortized intangible assets:			
Other, primarily dealer			
agreements	60,821	(3,849)	56,972
Total intangible assets	$296,269	$(61,413)	$234,856

As a result of the significant downturn in the communications technology industry and considerable declines in revenue and profitability generated by Expanets, as well as the significant decline in the profitability of Blue Dot along with reduced holding period assumptions for both Expanets and Blue Dot, we reviewed the recoverability of our other intangible assets. We applied the provisions of SFAS No. 144 to our intangible assets with definite lives and determined the carrying value of certain assets to be impaired. Accordingly, Expanets and Blue Dot recorded impairment charges of $25.4 million and $0.7 million, respectively, based on the fair value of certain intangible assets.

Other amortizable intangibles primarily consist of customer lists and assembled workforce resulting from an asset acquisition of Expanets, which are amortized over their estimated periods of benefit.

Intangible asset amortization expense for the years ended December 31, 2002, 2001, and 2000, was $29.4 million, $34.6 million and $29.2 million, respectively. Based on the current amount of intangible assets subject to amortization, estimated amortization expense for each of the succeeding five years is as follows: 2003 – $29.0 million; 2004 – $26.2 million; 2005 – $17.5 million; 2006 – $12.1 million; 2007 – $10.5 million.

The following table presents pro forma financial information assuming that SFAS No. 142 had been in effect for the years ended December 31, 2001 and 2000:

in thousands except per share data	2001	2000
Reported earnings on common stock	$37,514	$42,761
Add: Goodwill amortization, net of		
taxes and minority interests	8,619	6,271
Adjusted net income	$46,133	$49,032
Basic earnings per share	$1.54	$1.85
Add: Goodwill amortization, net of		
taxes and minority interests	.35	.27
Adjusted basic earnings per share	$1.89	$2.12
Diluted earnings per share	$1.53	$1.83
Add: Goodwill amortization, net of		
taxes and minority interests	.36	.27
Adjusted diluted earnings per share	$1.89	$2.10

5. Restructuring Charge

The restructuring charge of $24.9 million recognized in the fourth quarter of 2001 related to certain cost savings initiatives. The Board of Directors approved these initiatives in November 2001. The employee-related termination benefits include severance costs for 474 employees. Facility closure costs include lease payments for remaining lease terms of unused facilities after closure as well as any early exit costs that we are contractually liable for.

At December 31, 2002, $3.4 million remained as part of Accrued Expenses on the Consolidated Balance Sheet. The activity in the restructuring reserve was as follows for the year ended December 31, 2002:

in thousands	2001	Payments	2002
Employee termination benefits	$11,932	$ (10,142)	$1,790
Facility closure costs	4,745	(3,120)	1,625
Other	2,662	(2,662)	—
	$19,339	$(15,924)	$3,415

6. Discontinued Operations

Effective November 1, 2002, we relinquished our direct and indirect equity interests in CornerStone Propane Partners, L.P. and CornerStone Propane, L.P. We do however own a noneconomic voting interest in a limited liability company which owns 100% of the stock of the managing general partner of CornerStone. As a result, the assets and liabilities of CornerStone are no longer included in our Consolidated Balance Sheets subsequent to November 1, 2002. Effective November 1, 2002, we no longer reflect the results of CornerStone's operations in the Consolidated Income Statements. The results for CornerStone's operations and impairments related to our investments in and advances to CornerStone through November 1, 2002, and the years ended December 31, 2001 and 2000, respectively, have been presented as discontinued operations in the Consolidated Income Statements.

On August 20, 2002, we purchased the lenders' interest in short-term debt and letters of credit of CornerStone outstanding under CornerStone's credit facility, which we had previously guaranteed. No further drawings may be made under this facility. As of December 31, 2002, we have a note receivable from and letters of credit exposure related to CornerStone with a carrying value of $21.1 million included in other noncurrent assets.

The following is summarized financial information for the discontinued CornerStone operations. Revenues are only for nine months ended September 30, 2002.

in thousands	2002	2001	2000
Accounts receivable, net		$ 121,843	
Other current assets		59,854	
Current assets of discontinued operations		$ 181,697	
Property, plant and equipment, net		$ 322,126	
Goodwill and other intangibles, net		339,058	
Other noncurrent assets		34,013	
Noncurrent assets of discontinued operations		$ 695,197	
Accounts payable		$ 142,578	
Other current liabilities		87,492	
Current liabilities of discontinued operations		$ 230,070	
Long-term debt		$ 424,524	
Minority interests		153,245	
Other noncurrent liabilities		27,556	
Noncurrent liabilities and minority interest of discontinued operations		$ 605,325	
Revenues	$ 398,969	$2,513,777	$5,422,616
Loss from operations of CornerStone, net of minority interest	$ (19,987)	$ (6,201)	$ (1,904)
Loss on disposal	(97,055)	—	—
Income tax benefit	15,387	4,910	1,861
Loss from discontinued operations, net of income taxes, minority interests and intercompany charges	$(101,655)	$ (1,291)	$ (43)

7. Long-Term Debt

Long-term debt at December 31 consisted of the following:

in thousands	Due	2002	2001
Senior unsecured notes – 7.875%	2007	$ 250,000	$ —
Senior unsecured notes – 8.75%	2012	470,000	—
Senior unsecured debt – 6.95%	2028	105,000	105,000
Bank credit facility	2003	255,000	132,000
Mortgage bonds –			
South Dakota – 6.99%	—	—	5,000
South Dakota – 7.10%	2005	60,000	60,000
South Dakota – 7.00%	2023	55,000	55,000
Montana – 7.30%	2006	150,000	—
Montana – 8.25%	2007	365	—
Montana – 8.95%	2022	1,446	—
Montana – 7.00%	2005	5,386	—
Pollution control obligations –			
South Dakota – 5.85%	2023	7,550	7,550
South Dakota – 5.90%	2023	13,800	13,800
Montana – 6.125%	2023	90,205	—
Montana – 5.90%	2023	80,000	—
Secured medium term notes –			
7.23%	2003	15,000	—
7.25%	2008	13,000	—
Unsecured medium term notes –			
7.07%	2006	15,000	—
7.875%	2026	20,000	—
7.96%	2026	5,000	—
Montana natural gas transition bonds	2012	50,866	—
Floating rate notes	—	—	150,000
Blue Dot credit facility	2005	16,000	12,950
Expanets credit facility	2004	38,299	125,000
Expanets subordinated note	2005	26,966	23,743
Other term debt	Various	22,039	77,751
Discount on notes and bonds	—	(4,028)	—
		1,761,894	767,794
Less current maturities		(57,878)	(356,445)
		$1,704,016	$411,349

The Senior Notes are two series of unsecured notes that we issued in 2002 in connection with our acquisition of NorthWestern Energy LLC. Proceeds were used for the acquisition and for general corporate purposes.

The Senior Unsecured Debt is a general obligation that we issued this debt in November 1998. The proceeds were used to repay short-term indebtedness and for general corporate purposes.

Our Credit Facility bore interest at a variable rate tied to the London Interbank Offered Rate plus a spread of 1.5% based on our credit ratings and accrued interest at 2.88% per annum as of December 31, 2002. This facility was repaid and terminated on February 10, 2003, from a portion of the proceeds from our new $390 million senior secured term loan, which is secured by $280 million of First Mortgage Bonds secured by substantially all of our Montana utility assets and $110 million of First Mortgage Bonds secured by substantially all of our South Dakota and Nebraska utility assets.

Our new senior secured term loan bears interest at a variable rate tied to the Eurodollar rate, with a minimum floor of 3.0%, plus a spread of 5.75% or at the greater of the prime rate and 4.00% plus a spread of 4.75%. Our new senior secured term loan expires on December 1, 2006, although we must make quarterly amortization payments equal to $975,000 commencing on March 31, 2003. The credit agreement with respect to our senior secured term loan contains a number of representations and warranties and imposes a number of restrictive covenants that, among other things, limit our ability to incur indebtedness and make guarantees, create liens, make capital expenditures, pay dividends and make investments in other entities. In addition, we are required to maintain certain financial ratios, including:

- net worth (as defined) on the last day of each fiscal quarter of at least $616.0 million plus 50% of cumulative net income (but not losses and excluding net income or losses of CornerStone, Blue Dot and Expanets) from each quarter commencing with the quarter ending March 31, 2003;

The table below shows the components used to determine net worth (as defined) at December 31, 2002 *(in thousands)*:

Shareholders' deficit at December 31, 2002	$(456,076)
Add back losses of Excluded Subsidiaries (as defined):	
Loss on discontinued operations	101,655
Expanets loss for the quarter ended December 31, 2002	447,636
Blue Dot loss for the quarter ended December 31, 2002	321,602
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250
Net Worth (as defined)	$ 785,067

- a funded debt to total capital (as defined) ratio on the last day of each fiscal quarter of no greater than 72.5% (69.1% at December 31, 2002);
- a ratio of utility business earnings before interest, taxes, depreciation and amortization, or EBITDA (EBITDA is a non-GAAP financial measure and as such, we have not used it in describing our results of operations. We have used EBITDA in this section specifically to show compliance with our debt covenants, and we do not refer to EBITDA for any other purpose herein), to consolidated recourse interest expense (which excludes noncash interest expense) for the prior four fiscal quarters of at least 1.40 to 1.00 (2.25 at December 31, 2002);
- a ratio of Montana utility business EBITDA to interest expense on the Montana First Mortgage Bonds for the trailing four fiscal quarters of at least 3.00 to 1.00 (7.52 at December 31, 2002);
- a ratio of South Dakota utility business EBITDA to interest expense on the South Dakota First Mortgage Bonds for the trailing four fiscal quarters of at least 2.50 to 1.00 (6.11 at December 31, 2002);
- a ratio of funded debt outstanding on the last day of each fiscal quarter to utility business EBITDA for the trailing four fiscal quarters

of less than 8.75 to 1.00 prior to January 1, 2004, less than 8.25 to 1.00 during 2004 and less than 7.50 to 1.00 thereafter (7.68 at December 31, 2002);

- a ratio of the aggregate amount of Montana First Mortgage Bonds outstanding on the last day of each fiscal quarter to Montana utility business EBITDA for the trailing four fiscal quarters of less than 4.25 to 1.00 prior to January 1, 2005, and at least 3.75 to 1.00 thereafter (1.99 at December 31, 2002); and
- a ratio of the aggregate amount of South Dakota First Mortgage Bonds outstanding on the last day of each fiscal quarter to South Dakota utility business EBITDA for the trailing four fiscal quarters of less than 4.75 to 1.00 prior to January 1, 2005, and at least 4.25 to 1.00 thereafter (2.32 at December 31, 2002);

For purposes of determining compliance with these covenants, "net worth" is defined as the sum of shareholders' equity and preferred stock (including mandatorily redeemable preferred securities of subsidiary trusts), preference stock and preferred securities of NorthWestern and its subsidiaries on September 30, 2002, with said total specified as $770 million, plus any gain in (or minus any loss in) the sum of shareholders' equity and preferred stock (including mandatorily redeemable preferred securities of subsidiary trusts), preference stock and preferred securities of NorthWestern and its subsidiaries (excluding Blue Dot, CornerStone and Expanets) after September 30, 2002. Total capital is defined as funded debt on any such date plus net worth (as defined) as of the end of the most recent fiscal quarter.

In January 2003, in connection with executing the new senior secured term loan facility, we applied to the MPSC for authorization to issue up to $280 million aggregate principal amount of First Mortgage Bonds secured by Montana utility assets as security for our new senior secured term loan facility. In granting its approval, the MPSC placed the following conditions on the approval of the First Mortgage Bonds:

- We must apply all proceeds from the sale of nonutility assets, specifically including Blue Dot and Expanets, to debt reduction;
- We must commit to fully funding the operation, maintenance, repair and replacement of our public utility infrastructure in Montana, and we were required to file a maintenance plan and budget with the MPSC by March 13, 2003;
- We may not provide more than an additional $10 million in aggregate in capital to any nonutility entity without the prior approval of the MPSC;
- We must report all advances to nonutility companies to the MPSC within five business days of such advance; and
- If the existing credit agreements for Blue Dot or Expanets are terminated, we may file an application with the MPSC seeking approval to provide secured loans of up to $20 million to Blue Dot and up to $30 million to Expanets.

The South Dakota Mortgage Bonds are two series of general obligation bonds we issued under our South Dakota indenture and the South Dakota Pollution Control Obligations are three obligations under our South Dakota indenture. All of such bonds are secured by substantially all of our South Dakota and Nebraska electric and natural gas assets.

The Montana First Mortgage Bonds are four series of bonds that The Montana Power Company issued. The Montana Pollution Control Obligations are obligations that The Montana Power Company issued that mature in 2023. The Montana Secured Medium Term Notes are obligations that The Montana Power Company issued. The Montana Natural Gas Transition Bonds were issued by The Montana Power Company. All of these obligations are secured by substantially all of our Montana electric and natural gas assets. The series of Montana Secured Medium Term Notes that matured in January 2003 bore interest at 7.23% per annum and were repaid at their maturity on January 27-28, 2003.

The Montana Unsecured Medium Term Notes are general obligations issued by The Montana Power Company.

On August 30, 2002, Blue Dot entered into a working capital credit facility with a commercial bank that provides $20 million of available credit for general corporate purposes and matures on August 31, 2005. The facility bears interest at a variable rate (5.0% as of December 31, 2002) tied to the prime rate as publicly announced by the bank or LIBOR plus a variable margin. The margin can range from .25% to 1.00% above prime rate or 2.75% to 3.50% above LIBOR. The facility is collateralized by substantially all assets of Blue Dot and contains restrictive covenants on the use of cash by Blue Dot for various purposes including acquisitions, dividend payments to NorthWestern, acquiring outstanding shares of Blue Dot equity, as well as any capital expenditures unless funded by NorthWestern. The facility is nonrecourse to NorthWestern, but subordinates certain indebtedness owed to NorthWestern by Blue Dot to the obligations owed by Blue Dot under the credit facility. In addition, the facility requires Blue Dot to maintain minimum annual EBITDA requirements and fixed charge coverage ratios, as defined. As of December 31, 2002, $16.0 million was outstanding on the facility. As of December 31, 2002, Blue Dot was in default of certain covenants. Subsequently, additional advances were made to Blue Dot resulting in $20 million being outstanding on the facility and various additional defaults occurred. Blue Dot is currently attempting to obtain a waiver of the existing defaults and modify various financial and other covenants of the facility. As of December 31, 2002, the facility has been classified as current in our consolidated Balance Sheet.

The Expanets facility represents a short-term line of credit provided to Expanets by Avaya for the purpose of financing purchases of Avaya products and services. Approximately $11.2 million was repaid in February 2003. The remaining principal balance of approximately $27.1 million has been extended and is due in three equal installments of approximately $9.0 million on each of January 1, April 1 and July 1, 2004. This facility is collateralized by all accounts receivable and inventory of Expanets. If Expanets defaults on this facility, we may be obligated to purchase inventory from Avaya in an amount equal to the outstanding balance of the facility. As of December 31, 2002, the effective interest rate of this loan was 15%. Our repurchase obligation will remain in place until the balance is fully paid.

The Expanets subordinated note is a noninterest bearing note, maturing in 2005. The subordinated note had a face amount of $35.0 million and a carrying value of $27.0 million as of December 31, 2002. On March 13, 2003, Avaya cancelled this $35.0 million subordinated note (see Note 22, "Subsequent Events").

Annual scheduled consolidated retirements of long-term debt including the $16 million 2003 maturity under the Blue Dot facility currently in default as discussed above during the next five years are $57.9 million in 2003, $42.3 million in 2004, $104.7 million in 2005, $415.4 million in 2006 and $256.6 million in 2007.

8. Comprehensive Income (Loss)

Comprehensive income (loss) is the sum of net income as reported and other comprehensive income (loss). Our other comprehensive income (loss) primarily resulted from gains and losses on derivative instruments qualifying as hedges, a minimum pension liability adjustment and unrealized gains and losses on available-for-sale investment securities.

The components of other comprehensive income (loss) and their related tax effects for the years ended December 31, 2002, 2001 and 2000, were as follows:

in thousands	2002	2001	2000
Net income (loss)	$(863,942)	$44,532	$49,553
Other comprehensive income:			
Net unrealized gain (loss) on available-for-sale securities, net of tax of $713, $(1,303) and $(2,439) in 2002, 2001 and 2000, respectively	1,139	(2,081)	(3,896)
Net unrealized gain on derivative instruments qualifying as hedges, net of tax of $2,757 in 2002	4,265	—	—
Minimum pension liability adjustment, net of tax of $4,717 in 2002	(8,759)	—	—
Foreign currency translation adjustment	5	—	—
Total other comprehensive income (loss)	(3,350)	(2,081)	(3,896)
Total comprehensive income (loss)	$(867,292)	$42,451	$45,657

The after-tax components of accumulated other comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000, were as follows:

in thousands	2002	2001	2000
Balance at December 31:			
Net unrealized gain (loss) on available-for-sale securities	$ 352	$(787)	$1,294
Unrealized gain (loss) on derivative instruments qualifying as hedges	4,265	—	—
Minimum pension liability adjustment	(8,759)	—	—
Foreign currency translation adj.	5	—	—
Accumulated other comprehensive income (loss)	$(4,137)	$(787)	$1,294

9. Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments.* The estimated fair-value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we would realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying amounts of cash and cash equivalents, restricted cash and investments approximate fair value due to the short maturity of the instruments. The fair value of life insurance contracts is based on cash surrender value.
- Fair values for debt were determined based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities, except for publicly traded debt, which is based on market prices.
- The fair value of preferred securities of subsidiary trusts is based on current market prices.
- The fair-value estimates presented herein are based on pertinent information available to us as of December 31, 2002. Although we are not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

The estimated fair value of financial instruments at December 31 is summarized as follows:

	2002		2001	
in thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 45,569	$ 45,569	$ 34,798	$ 34,789
Restricted Cash	28,081	28,081	2,369	2,369
Investments	85,236	85,236	71,419	71,419
Liabilities:				
Long-term debt (including due within one year)	1,761,894	1,438,475	767,794	749,422
Company obligated mandatorily redeemable preferred securities of subsidiary trusts	370,250	248,094	187,500	182,245
Preferred Stock	—	—	3,750	2,731

10. Income Taxes

Income tax expense (benefit) applicable to continuing operations before minority interests for the years ended December 31 is comprised of the following:

in thousands	2002	2001	2000
Federal:			
Current	$(36,874)	$ (6,374)	$(3,749)
Deferred	35,643	(31,708)	(2,009)
Investment tax benefit	(535)	(535)	(539)
State	968	(3,853)	(170)
	$ (798)	$(42,470)	$(6,467)

The following table reconciles our effective income tax rate to the federal statutory rate:

	2002	2001	2000
Federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State income, net of federal provisions	0.1	(2.8)	(4.0)
Amortization of investment tax credit	(0.1)	(0.4)	(2.0)
Taxable dividends from subsidiaries	—	—	13.0
Nondeductible goodwill amortization	—	4.0	20.0
Nondeductible goodwill impairments	17.3	—	—
Dividends received deduction and other investments	(0.1)	(0.5)	(15.0)
Valuation allowance	20.4	8.1	—
Other, net	(2.7)	(4.2)	(3.0)
	(0.1)%	(30.8)%	(26.0)%

The components of the net deferred income tax asset (liability) recognized in our Consolidated Balance Sheets are related to the following temporary differences at December 31:

in thousands	2002	2001
Excess tax depreciation	$ (43,670)	$(62,909)
Regulatory assets	(3,327)	4,189
Regulatory liabilities	2,664	(3,138)
Unbilled revenue	3,540	2,304
Unamortized investment tax credit	2,375	2,205
Compensation accruals	1,517	8,010
Reserves and accruals	48,075	29,192
Goodwill impairment/amortization	59,767	—
Net operating loss carryforward (NOL)	65,368	48,712
AMT credit carryforward	1,577	1,577
Valuation allowance on net operating loss	(160,572)	(11,035)
Deferred revenue	26,463	—
Other, net	(3,950)	(1,733)
	$ (173)	$ 17,374

Realization of deferred tax assets associated with the NOL and the deferred tax assets of Expanets and Blue Dot is dependent upon generating sufficient taxable income. Accordingly, a valuation allowance of $160.6 million has been recorded as of December 31, 2002, as it is more likely than not that these assets will not be realized.

As of December 31, 2002, we have a total NOL carryforward of $166.5 million. Of this amount, $70.2 million will expire in the year 2021, and $96.2 will expire in the year 2022.

Our federal income tax returns for 1996 through 1999 are under audit by the IRS. Certain state income and franchise tax returns are also under audit by various state agencies. Management believes that the final results of these audits will not have a material adverse effect on our financial position or results of operations.

11. Jointly Owned Plants

We have an ownership interest in three electric generating plants, all of which are coal fired and operated by other utility companies. We have an undivided interest in these facilities and are responsible for our proportionate share of the capital and operating costs while being entitled to our proportionate share of the power generated. Our interest in each plant is reflected in the Consolidated Balance Sheets on a pro rata basis, and our share of operating expenses is reflected in the Consolidated Statements of Income. The participants each finance their own investment.

Information relating to our ownership interest in these facilities at December 31, 2002, is as follows:

	Big Stone (S.D.)	Neal #4 (Iowa)	Coyote I (N.D.)
Ownership percentages	23.4%	8.7%	10.0%
Plant in service	$47,802	$28,081	$41,957
Accumulated depreciation	$30,644	$16,025	$20,796

12. Operating Leases and Sale-Leaseback Transactions

The Company, Expanets and Blue Dot lease vehicles, office equipment and office and warehouse facilities under various long-term operating leases. In connection with the purchase of Montana Power, we have eight years remaining under an operating lease agreement to lease generation facilities. At December 31, 2002, future minimum lease payments under noncancelable lease agreements are as follows *(in thousands)*:

2003	$ 59,891
2004	54,461
2005	48,379
2006	41,405
2007	36,004
Thereafter	101,946

Lease and rental expense incurred were $74 million, $23.7 million and $16.5 million in 2002, 2001 and 2000, respectively.

In May and June 2002, Blue Dot, under sale-leaseback agreements, sold certain vehicles with a net book value of $16.4 million for $22.1 million cash. The gross gain of $6.5 million is being amortized over the expected lease terms while the gross loss of $0.8 million was recognized during the period the sale occurred. In August and September 2002, Expanets, under sale-leaseback agreements, sold certain vehicles with a net book value of $0.3 million for $0.8 million cash. The gain of $0.5 million is being amortized over the expected lease terms. In December 2002, Blue Dot, under sale-leaseback agreements, sold certain vehicles with a net book value of $1.2 million for $1.6 million in cash. The gain of $0.4 million is being amortized over the expected lease terms.

At December 31, 2002, the unamortized portion of the deferred gains totaled $5.4 million. The gains to be amortized beyond one year are included in other noncurrent liabilities.

13. Team Member Benefit Plans

We sponsor and/or contribute to pension and postretirement health care and life insurance benefit plans for team members of the corporate and regulated utility division. In addition, we also sponsor nonqualified, unfunded defined benefit pension plans for certain officers and other employees. With the acquisition of Montana Power, we assumed their pension and postretirement health care plans. These plans are reflected in the 2002 columns of the tables below.

Net periodic cost for our pension and other postretirement plans consists of the following:

in thousands	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002
Components of Net Periodic Benefit Cost (Income):				
Service cost	$ 4,821	$ 891	$ 922	$ 3,068
Interest cost	19,315	3,421	3,805	10,044
Expected return on plan assets	(18,737)	(4,738)	(6,318)	(405)
Amortization of transitional obligation	155	155	155	1,350
Amortization of prior service cost	626	626	457	—
Recognized actuarial (gain) loss	28	(225)	(729)	161
	6,208	130	(1,708)	14,218
Additional (income) or loss recognized:				
Curtailment	833	—	—	—
Special termination benefits	5,858	—	4,613	168
Settlement cost	—	—	(3,067)	—
Net Periodic Benefit Cost (Income)	$12,899	$ 130	$ (162)	$14,386

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Following is a reconciliation of the changes in plan benefit obligations and fair value and a statement of the funded status as of December 31:

in thousands	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002
Reconciliation of Benefit Obligation			
Obligation at January 1	$ 50,527	$48,136	$ 33,303
Purchased obligation – Montana Power	251,370	—	55,888
Service cost	4,821	891	3,068
Interest cost	19,315	3,421	10,044
Actuarial loss	17,147	2,721	9,219
Plan amendments	56	—	—
Curtailments	(368)	—	—
Settlement cost	—	—	—
Special termination benefits	5,858	—	168
Gross benefits paid	(18,746)	(4,642)	(8,338)
Benefit obligation at end of year	$329,980	$50,527	$103,352
Reconciliation of Fair Value of Plan Assets			
Fair value of plan assets at Jan. 1	$ 48,871	$58,438	$ 6,344
Actual loss on plan assets	(25,147)	(4,925)	(646)
Purchased assets – Montana Power	196,223	—	—
Employer contributions	1	—	7,434
Settlements	—	—	—
Gross benefits paid	(18,746)	(4,642)	(8,338)
Fair value of plan assets at end of year	$201,202	$48,871	$ 4,794

The total projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $330 million and $201.2 million, respectively as of December 31, 2002. The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $320.3 million and $201.2 million, respectively as of December 31, 2002. The total projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $2.4 million and $0, respectively as of

December 31, 2001. The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.6 million and $0, respectively as of December 31, 2001.

The accrued pension and other post-retirement benefit obligations recognized in the accompanying Consolidated Balance Sheets are computed as follows:

in thousands	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002
Funded status	$(128,778)	$(1,656)	$(98,558)
Unrecognized transition amount	464	618	18,350
Unrecognized net actuarial loss (gain)	65,484	3,113	8,018
Unrecognized prior service cost	1,793	3,195	—
(Accrued) Prepaid benefit cost	$ (61,037)	$ 5,270	$(72,190)
Prepaid benefit cost	$ 5,251	$ 6,067	$ —
Accrued benefit cost	(66,288)	(797)	(72,190)
Additional minimum liability	(58,043)	(801)	—
Intangible asset	2,257	801	—
Regulatory asset	42,696	—	—
Accumulated other comprehensive income	13,090	—	—
Net amount recognized	$ (61,037)	$ 5,270	$(72,190)

The weighted-average assumptions used in calculating the preceding information are as follows:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002
Discount rate	6.50%	7.00%	7.50%	6.0-6.75%
Expected rate of return on assets	8.50%	8.50%	8.50%	8.5%
Long-term rate of increase in compensation levels (nonunion)	4.00%	3.50%	3.00%	4.0%
Long-term rate of increase in compensation levels (union)	3.50%	3.50%	3.00%	3.5%

The rate of increase in per capita costs of covered health care benefits is assumed to be 12% in 2003, decreasing gradually to 5% by the year 2009. The following table sets forth the sensitivity of retiree welfare results *(in thousands)*:

Effect of a one percentage point increase in assumed health care cost trend:	
On total service and interest cost components	$ 154
On postretirement benefit obligation	1,351
Effect of a one percentage point decrease in assumed health care cost trend:	
On total service and interest cost components	(134)
On postretirement benefit obligation	(1,194)

Pension costs in Montana and other postretirement benefit costs in South Dakota are included in rates on a pay-as-you-go basis for regulatory purposes. Pension costs in South Dakota and other postretirement benefit costs in Montana are included in rates on an accrual basis for regulatory purposes. (See Note 15, "Regulatory Assets and Liabilities," for the regulatory assets related to our pension and other postretirement benefit plans.)

During 2002 and 2000, we made available to select team members an early retirement program. The impact of that reduction in participants resulted in the Settlement Costs and Special Termination Benefits presented in the above table.

The Company, Expanets and Blue Dot provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the Plans, the team member may elect to direct a percentage of their gross compensation to be contributed to the Plans. We contribute up to a maximum of 3.5% of the team member's gross compensation contributed to the Plan. Expanets contributes up to 66.67% of the first 6% of team member contributions. Blue Dot contributes 25% of the first 6% of team member contributions. Costs incurred under all of these plans were $8.7 million, $8.0 million and $5.3 million in 2002, 2001 and 2000, respectively.

We have a deferred compensation trust available to all team members of corporate and the regulated utility division who are participants in the team member savings plan and whose maximum elective contribution permissible under that plan could be limited by any provision of the Internal Revenue Code. Trust participants may invest contributions in our common stock or other diversified investments available in the plan. Any investment elections in our common stock are presented as Treasury Stock; other investments as part of Investments ($1.3 million as of December 31, 2002); and an offsetting liability ($2.2 million as of December 31, 2002) for both as part of Other Noncurrent Liabilities in the Consolidated Balance Sheets. Our contributions to the plan were $713,000, $64,000 and $56,000 in 2002, 2001 and 2000, respectively.

14. Employee Stock Ownership Plan

We provide an Employee Stock Ownership Plan ("ESOP") for full-time team members of corporate and the regulated utility division. The ESOP acquired the majority of its shares through leveraged loans from a financial institution. The ESOP is funded primarily with federal income tax savings which arise from the deductibility of dividends, as allowed by the tax laws applicable to such team member benefit plans. Active team members enrolled in the plan prior to 1989 receive annual cash dividend payments and may voluntarily contribute back to the plan a percentage of these dividends subject to discrimination rules of the IRS and ERISA. We then contribute a matching contribution equal to two times the voluntary contribution. Any excess after payment of the match is allocated pro rata to all participants. All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan. Shares on this leveraged portion of the plan are released as principal and interest on the loans are made. Certain Company contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of team members during the particular year for which the allocation is made subject to certain IRS limits. At December 31, 2002 and 2001, the ESOP had an outstanding loan balance of $5.9 million and $7.0 million, respectively, which is secured by the unallocated assets of the ESOP and guarantees of future minimum debt funding payments we make to the ESOP.

Due to the recent suspension of our common stock dividend and the declining stock price, at December 31, 2002, we accrued $5.9 million to satisfy the ESOP loan requirement. Costs incurred under the plan were $6.7 million, $0.8 million and $1.0 million in 2002, 2001 and 2000, respectively.

The shares held by the plan are included in the number of average shares outstanding when computing our basic and diluted earnings per share and any dividends paid to the plan are included in the common dividend totals. The number, classification and fair value of shares held by the plan at December 31 are as follows:

	2002		2001	
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	668,617	226,883	677,769	387,447
Fair value	$3,396,574	$1,152,566	$14,267,037	$8,155,759

15. Regulatory Assets and Liabilities

Our regulated business prepares their financial statements in accordance with the provisions of SFAS No. 71, as discussed in Note 2 to the Financial Statements. Pursuant to this pronouncement, certain expenses and credits, normally reflected in income as incurred, are recognized when included in rates and recovered from or refunded to the customers. Accordingly, we have recorded the following major classifications of regulatory assets and liabilities that will be recognized in expenses and revenues in future periods when the matching revenues are collected or refunded. We have specific orders to cover approximately 97% of our regulatory assets and approximately 98% of our regulatory liabilities:

	Note Ref.	Remaining Amortization Period	2002	2001
Pension	13	Undetermined	$ 92,739	$ —
Competitive transition charges		10 Years	44,809	—
SFAS No. 106 purchase obligation	13	Undetermined	28,951	—
Income taxes	10	Plant lives	35,102	
Other		Various	14,904	8,447
Total regulatory assets			$216,505	$8,447
Utility sale stipulation agreement		1 Year	$ 16,254	$ —
Gas storage sales		37 Years	15,456	—
Proceeds from oil and gas sale		1 Year	15,982	—
Income taxes	10	Plant lives	6,921	—
Other		Various	1,237	6,950
Total regulatory liabilities			$ 55,850	$6,950

A pension regulatory asset has been recognized upon the purchase of Montana Power for the obligation that will be included in future cost of service. Pension costs in Montana are recovered in rates on a cash basis. Competitive transition charges relate to natural gas properties and earn a rate of return sufficient to meet the debt service requirements of the Montana natural gas transition bonds. No other significant regulatory assets earn a return. A regulatory asset has been recognized for the SFAS No. 106 purchase obligation upon the purchase of Montana Power. The MPSC allows recovery of SFAS No. 106 costs on an annual basis. Tax assets and liabilities primarily reflect the effects of plant-related temporary differences such as removal costs, capitalized interest and contributions in aid of construction that we will recover or refund in future rates. During 2000 and 2001, Montana Power made sales of natural gas from its storage field at prices in excess of its original cost, creating a regulatory liability. This gain is being flowed to customers over a period that matches the depreciable life of surface facilities that were added to maintain deliverability from the field after the withdrawal of the gas. Montana Power also has a regulatory liability related to oil and gas proceeds, that is being credited to customer bills on a monthly basis. In connection with the acquisition of Montana Power, a stipulation agreement was signed that required a contribution by the previous owner and the Company, which will fund credits to Montana electric distribution customers. The account is being applied on a kilowatt-hour basis beginning July 1, 2002, for one year.

16. Deregulation and Regulatory Matters

DEREGULATION

The electric and natural gas utility businesses in Montana are operating in a competitive market in which commodity energy products and related services are sold directly to wholesale and retail customers.

Electric

Montana's Electric Utility Industry Restructuring and Customer Choice Act (Electric Act), passed in 1997, provides that all customers will be able to choose their electric supplier by June 30, 2007, with our electric utility acting as default supplier. As default supplier, we are obligated to continue to supply electric energy to customers in our service territory who have not chosen, or have not had an opportunity to choose, other power suppliers.

In its 2001 session, the Montana Legislature passed House Bill 474, which, among other things, reaffirmed full cost recovery for the default supplier by mandating that the MPSC use an electric cost recovery mechanism providing for full recovery of prudently incurred electric energy supply costs. In November 2002, Initiative 117 was passed, repealing HB 474 and allowing a transition period through June 30, 2007. Because of the language that remains from the previous law, we believe we have adequate assurances of recovering our costs of acquiring electric supply.

On October 29, 2001, Montana Power, the former owner of the utility, filed with the PSC the default supply portfolio. That portfolio contained a mix of long and short-term contracts that were negotiated in order to provide electricity to default supply customers. This filing sought approval of the default supply portfolio contracts and establishment of default supply rates for customers who have not chosen alternative suppliers by July 1, 2002.

On that same day, Montana Power submitted an updated Tier II filing with the PSC, addressing the recovery of transition costs of generation assets and other power-purchase contracts, generation-related regulatory asset transition costs, and transition costs associated with the out-of-market QF power-purchase contract costs. The Tier II filing related to the deregulation of electric supply in Montana. On December 28, 2001, together with NorthWestern, the Montana Consumer Counsel, Commercial Energy and the Large Customer Group, Montana Power submitted to the PSC an agreed upon stipulation settling the transition cost recovery in the Tier II filing and approving the sale to NorthWestern. The stipulation called for Montana Power, through Touch America, and NorthWestern to establish a $30 million account that will be used to provide a credit for our electric distribution customers. As of December 31, 2002, this is a regulatory liability of $16.3 million, see Note 15, "Regulatory Assets and Liabilities." The credit is being provided over a one year period to customers on a per kilowatt-hour (Kwh) basis beginning on July 1, 2002, when our current below market energy supply contract expired. The stipulation also states that customers will have no obligation to pay any transition costs accrued under or relating to the accounting orders issued by the PSC.

Natural Gas

Montana's Natural Gas Utility Restructuring and Customer Choice Act, also passed in 1997, provides that a natural gas utility may voluntarily offer its customers choice of natural gas suppliers and provide open access. We have opened access on our gas transmission and distribution systems, and all of our natural gas customers have the opportunity of gas supply choice. We are also the default supplier for the remaining natural gas customers.

REGULATORY MATTERS

The Montana, South Dakota and Nebraska PSCs regulate our transmission and distribution services and approves the rates that we charge for these services, while FERC regulates our transmission services and our remaining generation operations. There have been no regulatory issues in South Dakota or Nebraska during the past three years. Current regulatory issues are discussed below.

Montana

Electric Rates

On June 20, the Montana PSC directed the company to file new rates effective July 1, 2002, that recover estimated electric supply costs for the period July 1, 2002 through June 30, 2003. The rates are approved on an interim basis pending a prudence review that will be conducted after July 1, 2003. This includes implementation of rates to begin recovery of the out-of-market transition costs from the Tier II proceeding/order.

Natural Gas Rates

On October 10, 2002, the Commission issued an order authorizing the revenue changes outlined in a stipulation submitted by NorthWestern Energy and the Montana Consumer Counsel that resolved two outstanding dockets. The stipulation finalized the calculation of the amounts that the company would be allowed to include for recovery in its natural gas tracker for purchases under a contract originally entered into with a related party. The issues resolved included the annual quantity of gas subject to purchase under the contract and the periods covered by the contract. We filed our 2002/2003 natural gas tracking filing with the Commission on November 13, 2002. Interim rates were effective December 15, 2002, with a final order still pending.

FERC

Through a filing with FERC in April 2000, we are seeking recovery of transition costs associated with serving two wholesale electric cooperatives. On July 15, 2002, a FERC administrative judge issued a summary judgment dismissing the company's claim primarily on the grounds that the filing did not use FERC methodology. On December 2, 2002, we filed a "Brief on Exceptions to the Initial Decision" aimed at reversing the initial decision. A decision by FERC is still pending.

17. Stock Options and Warrants

Under the NorthWestern Stock Option and Incentive Plan ("Plan"), we have reserved 3,424,595 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee ("Committee") of our Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of our common stock at the grant date. The options expire 10 years following the date of grant and options issued prior to 2002 vest over a three-year period beginning in the third year. Options issued during 2002 vest ratably over four years from the date of grant.

In addition, in 1998 we registered 1,279,476 warrants to nonemployees to purchase shares of NorthWestern common stock at $18.225 per share in connection with a previous acquisition. Warrants for 275,214 shares were exercised prior to December 31, 2000. During 2001, all of those remaining warrants were extinguished through a cashless exchange whereby holders received shares of our common stock equivalent to the difference between the warrant price and the market price of our common stock on the date of the exchange. 271,949 shares of common stock were issued in association with these transactions.

A summary of the activity of stock options is as follows:

	Shares	Option Price Per Share	Weighted Average Option Price
Balance December 31, 1999	664,067	$23.00–26.13	$24.39
Issued	741,454	21.50–23.31	21.95
Canceled	(14,000)	20.63–23.00	21.98
Balance December 31, 2000	1,391,521	21.19–26.13	23.31
Issued	536,100	22.70–25.00	23.03
Canceled	(43,129)	21.19–23.31	22.31
Balance December 31, 2001	1,884,492	21.19–26.13	23.26
Issued	786,200	15.26–20.70	20.61
Canceled	(1,132,527)	20.30–26.13	22.45
Balance December 31, 2002	1,538,165	15.26–26.13	22.49
Options Exercisable as of:			
December 31, 2000	—	—	—
December 31, 2001	72,488	21.19–26.13	23.11
December 31, 2002	245,421	20.70–26.13	23.73

We follow Accounting Principles Board Opinion 25, *"Accounting for Stock Issued to Employees,"* to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

An alternative method of accounting for stock options is SFAS No. 123, *"Accounting for Stock-Based Compensation."* Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. SFAS No. 123 also requires disclosure of pro forma net income and earnings per share had the estimated fair value of option grants on their grant date been charged to compensation expense. The weighted average Black-Scholes fair value of the options granted under the stock option plan during 2002, 2001 and 2000 was $8.45, $3.17 and $2.95. The weighted-average remaining contractual life of the options outstanding at December 31, 2002, was 7.81 years. The table in Note 2 illustrates the effect on net income and earnings per share had the fair value of option grants been charged to compensation expense in the Consolidated Statements of Income (Loss).

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected life	8	8	8
Interest rate	4.0%	5.1%	6.1%
Volatility	26.5%	18.8%	21.2%
Dividend yield	—	5.2%	3.8%

18. Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants. Average shares used in computing the basic and diluted earnings per share for 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Basic computation	29,725,529	24,390,184	23,140,615
Dilutive effect of			
Stock options	—	19,364	13,770
Stock warrants	—	45,760	183,396
Diluted computation	29,725,529	24,455,308	23,337,781

Certain outstanding antidilutive options and warrants have been excluded from the earnings per share calculations. These options and warrants total 1,538,165 shares, 1,221,876 shares and 697,976 shares in 2002, 2001 and 2000, respectively.

19. Guarantees, Commitments and Contingencies

QUALIFYING FACILITIES LIABILITY

With the acquisition of our Montana Operations, we assumed a liability for expenses associated with certain Qualifying Facilities Contracts, or QFs. The QFs require us to purchase minimum amounts of energy at prices ranging from $65 to $138 per megawatt hour through 2029. Our gross contractual obligation related to the QFs is approximately $1.9 billion through 2029. A portion of the costs incurred to purchase this energy is recoverable through rates and payments from the MPSC, totaling approximately $1.5 billion through 2029. Upon completion of the purchase price allocation related to our acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, we established a liability of $134.3 million, based on the net present value (using an 8.75% discount factor) of the difference between our obligations under the QFs and the related amount recoverable. At December 31, 2002, the liability was $143.6 million.

The following summarizes the contractual estimated payments, net of recoveries allowed in rates *(in thousands)*:

2003	$ 11,100
2004	9,500
2005	10,200
2006	3,900
2007	5,800
Thereafter	398,800
Total	$439,300

LONG-TERM POWER PURCHASE OBLIGATIONS

We have entered into various commitments, largely purchased power, coal and natural gas supply, electric generation construction and natural gas transportation contracts. These commitments range from one to 30 years. The commitments under these contracts as of December 31, 2002, were $306.3 million in 2003, $292.0 million in 2004, $269.9 million in 2005, $231.1 million in 2006, $162.4 million in 2007 and $432.9 million thereafter. These commitments are not reflected in our Consolidated Financial Statements.

OTHER CONTRACTUAL OBLIGATIONS

In connection with its issuance of shares of Series A Preferred Stock to third parties, Blue Dot entered into certain exchange agreements giving the holders the right to exchange these shares for a predetermined amount, payable in cash or shares of common stock of NorthWestern that have been registered for resale, if an initial public offering of Blue Dot does not occur within a specified time after the issuance of such shares. The aggregate amount of exchange obligations as of December 31, 2002, was $3.9 million (included in Minority Interests in the Consolidated Balance Sheet), of which approximately $2.1 million was required to be paid at the holders' election on March 31, 2003, and of which approximately $0.5 million could be required to be paid at the elections on September 30, 2003. Blue Dot did not make the payments due on March 31, 2003, and is attempting to negotiate extensions, repayment terms or other arrangements to satisfy these obligations with the appropriate parties.

In connection with its issuance of shares of Class C Common Stock, Blue Dot entered into certain call option agreements and call and put option agreements giving Blue Dot the right to repurchase these shares. Both types of agreements permit Blue Dot to acquire such Class C Common Stock at a price that will vary, and may be greater or less than the original issuance price, based upon the performance of a designated Blue Dot operating unit over a specific period of time. The call and put option agreements also give the holders of the Class C Common Stock the right to put these shares to Blue Dot at their adjusted book value if there has not been an initial public offering of Blue Dot by a specified date. In addition, certain of the call and put option agreements give the holders that receive shares of Class A Common Stock upon the conversion of their Class C Common Stock in an initial public offering the right to put their Class A Common Stock to Blue Dot at the lesser of the initial public offering price and the market price at the time of the put shortly after the initial public offering occurs. These arrangements provide for payments in cash and in certain instances cash and/or shares of NorthWestern stock that have been registered for resale. The maximum aggregate amount of the call price for all of these arrangements was approximately $50.0 million as of December 31, 2002. As of March 1, 2003, Blue Dot had exercised or was deemed to have exercised its right to purchase 8,512,500 shares of Class C Common Stock with an aggregate call price of approximately $2.0 million on March 31, 2003, and 8,750,000 shares of Class C Common Stock with an aggregate call price of approximately $4.4 million on June 30, 2003. Blue Dot did not make the payment on March 31, 2003, and is attempting to negotiate extensions, repayment terms or other arrangements to satisfy these obligations with the appropriate parties.

If Blue Dot does not exercise its call right and the holders do not exercise their put right with respect to the Class C Common Stock, the holders of the Class C Common Stock will retain these shares and these shares will be converted into shares of Class A Common Stock of Blue Dot with a value that is equal to the call price in the event of an initial public offering. In addition, these holders may also be entitled to receive certain payments under earnout arrangements that were put in place at the time the Class C Common Stock was issued. These earnout payments will vary depending upon the performance of the designated operating unit associated with the shares. In each case, the maximum earnout payment that may be required to be paid by Blue Dot equals or exceeds the original issuance price of the Class C Common Stock. The maximum aggregate amount of earnout payments that may be required under these arrangements is approximately $42.0 million as of December 31, 2002. These earnout arrangements provide for payments in cash, cash and preferred stock of Blue Dot, and /or shares of NorthWestern stock that have been registered for resale. Any preferred stock of Blue Dot that is issued in connection with these arrangements may be exchanged by the holder for cash (or shares of NorthWestern stock that has been registered for resale) at a predetermined exchange rate at the holder's election under certain additional exchange agreements.

NorthWestern Growth Corporation may be required to purchase or cause the purchase of shares of Blue Dot Class A Common Stock and/or Blue Dot Series B Preferred Stock and/or other classes or series of Blue Dot stock in an amount sufficient to permit Blue Dot to effect its exchange obligations under all of its exchange agreements and honor its payment obligations under certain call and put option agreements (including the payments that might be required of Blue Dot under the various call options, if the call options are exercised, the payments under the put options, if the put options are exercised, and under certain earnout arrangements) under certain circumstances. Blue Dot has requested that NorthWestern Growth Corporation provide Blue Dot with the funds necessary to perform these obligations. However, NorthWestern has indicated that no additional funds will be provided to Blue Dot while NorthWestern pursues strategic alternatives for Blue Dot, including the sale or disposition of the business or its assets.

The maximum aggregate amount of payments that may be required of Blue Dot under the call option agreements, call and put option agreements, or earnout payments is approximately $50.0 million as of December 31, 2002. Blue Dot currently has a $6.0 million liability accrued related to call notices issued on certain call option agreements.

EMPLOYMENT CONTRACTS

Several, but not all, of our senior executive officers have comprehensive employment agreements with terms through 2003 to 2006. The employment agreements contain noncompete, confidentiality, and change in control provisions. The agreements also include base salary amounts for the current year and annual incentive plan and long-term incentive plan provisions tied to the success of the organization. The agreements generally provide termination benefits if employment by NorthWestern terminates for any reason (other than death, disability, retirement at age 65 or such earlier age that the Board approves, or discharge for gross misconduct in the performance of employment duties that materially injures NorthWestern) within the specified term of the agreement and after a "change in control" or "major transaction" event. A change in control event generally occurs if a person acquires 20% or more of the voting power of NorthWestern's securities. A major transaction event occurs if the shareholders of NorthWestern approve a merger or consolidation in which less than two-thirds of the Board of NorthWestern continue to serve, a plan of liquidation of NorthWestern, or a sale or disposition of all or substantially all of NorthWestern's assets. As part of the termination benefits,

NorthWestern must pay the executive officer a lump sum payment (or, at the executive's election, deferred payments) generally equal to the executive's base salary and the higher of the most recent annual or three-year average annual short-term and long-term incentive compensation plus the annual value of all benefits provided for in the agreement, all multiplied times the remaining term of the agreement plus one year. NorthWestern must pay the officer, or his or her estate in the event of death, a lump sum amount equal to the actuarial equivalent of the additional retirement benefits that would have been due under NorthWestern's retirement plan, if employment had continued for the period for which the benefits referred to in the preceding sentence are payable. To the extent that such benefits are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1954, as amended (the "Code"), with respect to excess "parachute payments" under Section 180G of the Code, NorthWestern will be responsible for such tax. The termination benefits under these agreements are to be provided regardless of whether an executive officer is able to obtain other employment. The remaining obligations under these employment agreements in the ordinary course, excluding a change in control, was approximately $16.0 million at December 31, 2002.

PERFORMANCE BONDS

Expanets has various performance bonds and guarantees in place to cover the installation of equipment and inventory purchases. The maximum potential payout under these performance bonds is $49.9 million as of December 31, 2002. Expanets currently has a $2.6 million liability accrued related to one guaranty.

Blue Dot has various performance bonds in place to cover the installation of equipment. The maximum potential payout under these performance bonds is $14.3 million as of December 31, 2002.

LETTERS OF CREDIT

We have various letter of credit requirements and other collateral obligations of approximately $48.1 million at December 31, 2002.

ENVIRONMENTAL LIABILITIES

We are subject to numerous state and federal environmental regulations. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. We believe we can comply with such sulfur dioxide emission requirements at our generating plants and that we are in compliance with all presently applicable environmental protection requirements and regulations. We are also subject to other environmental statutes and regulations including matters related to former manufactured gas plant sites. The range of exposure for environmental remediation obligations is estimated to be $36.5 million to $93.0 million. We have an environmental reserve of $36.5 million at December 31, 2002, primarily related to liabilities from our Montana operations. When losses from costs of environmental remediation obligations from our utility operations are probable and reasonably estimable, we charge these costs against the established reserve.

LEGAL PROCEEDINGS

Prior to 1999, Montana Power Company was the principal, vertically integrated electric utility in the state of Montana, owning and operating generation, transmission and distribution facilities as well as operating a telecommunication business and other nonregulated assets such as oil and gas, coal, and independent power businesses. In 1999, Montana Power sold its power generating assets to PP&L Montana, LLC. Thereafter, Montana Power's subsidiary Entech, Inc. undertook a series of sales of Montana Power's nonregulated energy businesses (i.e., its coal, oil and natural gas businesses), and its out-of-state independent power-production business, to several third parties (collectively, the "Entech Sales"). The sale of the power generating assets and the Entech Sales took place over a period of time from December 1999 to April 2001.

On August 16, 2001, eight individuals filed a lawsuit in Montana State District Court, entitled *McGreevey, et al. v. Montana Power Company, et al.*, DV-01-141, 2nd Judicial District, Butte-Silver Bow County, Montana, naming The Montana Power Company, all of its outside directors and certain officers, PPL Montana, and Goldman Sachs as defendants (the "Litigation"), alleging that Montana Power and its directors and officers and investment bankers had a legal obligation and/or a fiduciary duty to obtain shareholder approval before consummating the sale of the electric generation assets to PPL Montana. The plaintiffs further allege that because the Montana Power shareholders did not vote to approve the sale, the sale of the generation assets is void and PPL Montana is holding these assets in constructive trust for the shareholders. Alternatively, the plaintiffs allege that Montana Power shareholders should have been allowed to vote on the sale of the generation assets and, if an appropriate majority vote was obtained in favor of the sale, the objecting shareholders should have been given dissenters' rights. The plaintiffs have amended the complaint to add Milbank Tweed (legal advisors to Montana Power and Touch America), The Montana Power, LLC, Touch America Holdings, Inc. and the purchasers of the energy-related assets and have claimed that Montana Power and the other defendants engaged in a series of integrated transactions to sell all or substantially all of its assets and deprive the shareholders of a vote.

After denying the original defendants' motions to dismiss the complaint, upon plaintiffs' motion, the court certified a class consisting of shareholders of record as of December 1999. The court has also, upon plaintiffs' motion, added Clark Fork and Blackfoot LLC as a successor to The Montana Power Company and NorthWestern as an additional defendant as a result of the transfer of substantially all of the assets and liabilities from NorthWestern Energy LLC to NorthWestern. Recently, the case has been removed to federal court in Montana upon a petition by Milbank Tweed. Plaintiffs filed a motion to remand the action to state court. The parties are briefing the remand motion and the federal court after a hearing will decide whether or not the case remains in federal court. It is the position of all defendants that The Montana Power Company and its former directors and officers have fully complied with their statutory and fiduciary duties, and no shareholder vote was required. Accordingly, all defendants are defending the suit vigorously. We also believe that we have both substantive and procedural defenses to this action and accordingly, we will vigorously defend against any assertion to the effect that NorthWestern Energy LLC or NorthWestern has any liability in this matter.

In September 2000, Montana Power established Touch America Holdings, Inc. as a new holding company with four subsidiaries, The Montana Power, LLC, Touch America, Inc., Tetragenics Company and Entech LLC (referred to as the "Restructuring"). Entech Inc. was merged into Entech LLC, and the ownership of Entech LLC was distributed by The Montana Power, LLC to Touch America Holdings, Inc. Montana Power was merged into The Montana Power, LLC, and an exchange of Montana Power common stock for Touch America Holdings, Inc. common stock on a one-for-one basis occurred. Certain assets and liabilities of Montana Power subsequently were transferred to Touch America Holdings, Inc. Pursuant to a Unit Purchase Agreement signed on or about September 29, 2000, NorthWestern acquired the former electric and gas transmission and distribution business of Montana Power by purchasing the sole unit membership interest in The Montana Power, LLC Subsequently, the Company renamed The Montana Power, LLC as Northwestern Energy LLC. In November 2002, NorthWestern and NorthWestern Energy LLC entered into an Asset and Stock Transfer Agreement whereby NorthWestern acquired substantially all of NorthWestern Energy LLC's assets. Finally, NorthWestern Energy LLC was renamed again on November 20, 2002, to become Clark Fork and Blackfoot, LLC.

Clark Fork and Blackfoot, LLC and NorthWestern believe that no shareholder vote was required for any of the transactions in question and that the shareholders had an opportunity to vote on the Touch America restructuring and NorthWestern's acquisition, which was fully approved by a supermajority of The Montana Power Company's shareholders in September 2001. In the event that Clark Fork and Blackfoot, LLC or NorthWestern faces liability, we believe that we have an indemnification claim against Touch America for adverse consequences resulting from that liability. In light of the financial difficulties experienced by the telecommunications industry, we are uncertain as to the ability of Touch America to satisfy its contractual indemnification claim arising from this litigation. At this early stage, however, we cannot predict the ultimate outcome of this matter or how it may affect our combined financial position, results of operations or cash flows.

In 1999, Montana Power entered into an Asset Purchase Agreement with PPL Montana pursuant to which Montana Power agreed to sell, among other assets, its portion of the 500-kilovolt transmission system associated with Colstrip Units 1, 2, and 3 for $97.1 million, subject to the receipt of required regulatory approvals. As part of the Touch America reorganization described above, The Montana Power, LLC acquired Montana Power's rights under the Asset Purchase Agreement. In September 2002, Clark Fork and Blackfoot, LLC brought suit in Montana State District Court to compel PPL Montana to perform its obligations under the Asset Purchase Agreement and to recover damages. The case has been removed to the Federal District Court in Butte, Montana. We have filed a motion for partial summary judgment on the issue of specific performance of PPL Montana's obligation to complete the purchase. That motion has been fully briefed and is awaiting decision. NorthWestern believes its claims are meritorious, and we intend to vigorously prosecute this litigation. At this early stage of the litigation, however, we cannot predict the ultimate outcome of this matter or how it may affect our financial position, results of operations, or cash flows.

On or about March 7, 2003, plaintiff Dana Ross, individually and on behalf of a class of all others similarly situated, filed a complaint alleging breach of fiduciary duty and violations of federal securities fraud laws (including Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder) against Merle D. Lewis (the former Chairman and Chief Executive Officer of the Company), Kipp D. Orme (the Company's Vice President-Finance and Chief Financial Officer), and the Company. The lawsuit is entitled *Dana Ross, et al. v. Merle D. Lewis, et al.*; Case No. CIV03-4049, In the United States District Court of South Dakota, Southern Division. The putative class consists of all public investors who purchased common stock of NorthWestern from August 2, 2000 to December 13, 2002. Plaintiffs allege that defendants misrepresented NorthWestern's business operations and financial performance, overstated NorthWestern's revenue and earnings, among other things, by maintaining insufficient reserves for accounts receivables at Expanets, failed to disclose billing problems and lapses and data conversion problems, and failed to make full disclosures of problems (including the billing and data conversion issues) arising from the implementation of Expanets' EXPERT system. Plaintiffs' complaint alleges that NorthWestern's public statements, omissions, and failures to maintain adequate accounts receivables reserves artificially inflated NorthWestern's earnings and stock price, and that the class has been damaged as a result. The action seeks unspecified compensatory damages, rescission, and attorneys fees and costs as well as accountants and experts fees. The lawsuit has not yet been served. Given that it was only recently filed, we are not able to assess the likely outcome or risk of an adverse decision in this matter.

We and our partner entities are parties to various other pending proceedings and lawsuits, but in the judgment of our management, the nature of such proceedings and suits and the amounts involved do not depart from the routine litigation and proceedings incident to the kinds of business we conduct, and management believes that such proceedings will not result in any material adverse impact on us.

OTHER ITEMS

We have a guaranty obligation to a shareholder with a maximum potential liability of $1.2 million. We also have a financial commitment related to certain vehicles under operating leases by Expanets and Blue Dot, in the event of default and subsequent failure to cure such default. At December 31, 2002, the amount of this financial commitment is approximately $24.7 million.

20. Capital Stock

In December 1996, our Board of Directors declared, pursuant to a shareholders' rights plan, a dividend distribution of one Right on each outstanding share of our common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons ("Acquiring Person") either acquires ownership of 15% or more of our common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at our option at any time until any Acquiring Person has acquired 15% or more of our common stock.

In October 2002, we completed a common stock offering of 10,000,000 shares. The offering resulted in net proceeds of $81.0 million, and the funds were used to reduce short-term debt. In October 2001, we completed a common stock offering of 3,680,000 shares. The offering resulted in net proceeds of $74.9 million, and the funds were used to redeem certain subsidiary equity arrangements and for general corporate purposes, including reducing debt. We also issued 33,480 shares of common stock in 2001 under a restricted stock plan with a fair value at date of issuance of $0.7 million. The stock vests over a four-year period, and compensation expense is recognized ratably over the vesting period. Compensation expense for the year ended December 31, 2002 and 2001, of $0.5 million and $0.2 million, respectively, has been recognized. Consistent with our turnaround plan to increase liquidity and reduce debt, the Board of Directors decided to terminate the historical practice of paying an annual cash dividend. We do not anticipate paying any cash dividends for the foreseeable future. In addition, we are currently prohibited from paying dividends on our common stock under Delaware law. Our senior credit facility also prohibits the payment of dividends during any period of default under the agreement. We are not currently in default under our senior credit facility. To the extent that payment of a cash dividend on our common stock becomes permissible under Delaware law, we would only be able to pay a cash dividend on our common stock to the extent that all required distributions on our mandatorily redeemable preferred securities of trusts had been made.

We are authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 2001, there were 37,500 shares outstanding of which 26,000 were 4 1/2% Series and 11,500 were 6 1/2% Series, all of the shares of which were redeemed during 2002.

We are authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have been issued.

Treasury stock held by us represents shares held by our deferred compensation plan (see Note 14). 174,016 shares reflected at cost were held at December 31, 2002.

21. Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

in thousands

Series	Par Value	Shares	2002	2001
8.125%	$25	1,300,000	$ 32,500	$ 32,500
7.2%	$25	2,200,000	55,000	55,000
8.25%	$25	4,270,000	106,750	100,000
8.10%	$25	4,440,000	111,000	—
8.45% Montana Power	$25	2,600,000	65,000	—
		14,810,000	$370,250	$187,500

We have established four wholly owned, special-purpose business trusts, NWPS Capital Financing I, NorthWestern Capital Financing I, NorthWestern Capital Financing II and NorthWestern Capital Financing III, to issue common and preferred securities and hold Subordinated Debentures that we issue. The sole assets of these trusts are the investments in Subordinated Debentures. The trusts use the interest payments received on the Subordinated Debentures to make quarterly cash distributions on the preferred securities. These Subordinated Debentures are unsecured and subordinated to all of our other liabilities and rank equally with the guarantees related to the other trusts. We guarantee payment of the dividends on the preferred securities only if we have made the required interest payments on the Subordinated Debentures held by the trusts. In addition, we own all of the common securities of each trust, equivalent to approximately 3% of the capital of each trust. Five years from the date of each issuance, we have the option of redeeming some or all of the Subordinated Debentures at 100% of their principal amount plus any accrued interest to the date of redemption. All of the Subordinated Debentures have a 30-year maturity period.

Montana Power had established Montana Power Capital I (Trust) as a wholly owned business trust to issue common and preferred securities and hold Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures) that we issue. Outstanding at December 31, 2002, were $2.6 million units of 8.45% Cumulative Quarterly Income Preferred Securities, Series A (QUIPS), which are due in 2036. Holders of the QUIPS are entitled to receive quarterly distributions at an annual rate of 8.45% of the liquidation preference value of $25 per security. The Trust will use interest payments received on the Subordinated Debentures that it holds to make the quarterly cash distributions on the QUIPS.

We can wholly redeem the Subordinated Debentures at any time, or partially redeem the Subordinated Debentures from time to time. We also can wholly redeem the Subordinated Debentures if certain events occur before that time. Upon repayment of the Subordinated Debentures at maturity or early redemption, the Trust Securities must be redeemed. In addition, we can terminate the Trust at any time and cause the pro rata distribution of the Subordinated Debentures to the holders of the Trust Securities.

Besides our obligations under the Subordinated Debentures, we have agreed to certain Back-up Undertakings. We have guaranteed, on a subordinated basis, payment of distributions on the Trust Securities, to the extent the Trust has funds available to pay such distributions. We also have agreed to pay all of the expenses of the Trust. Considered together with the Subordinated Debentures, the Back-up Undertakings constitute a full and unconditional guarantee of the Trust's obligations under the QUIPS. We are the owner of all the common securities of the Trust, which constitute 3% of the aggregate liquidation amount of all the Trust Securities.

22. Subsequent Events

In December 2002, we entered into a commitment for a $390 million senior secured term loan. We received net proceeds after payment of financing costs and fees of $366.0 million under this term loan in February 2003. We repaid $259.6 million outstanding under the existing $280 million Bank Credit Facility. Upon extinguishment of the Bank Credit Facility, we also expensed $2.7 million of unamortized deferred financing costs. The remaining proceeds of the term loan will be utilized to provide working capital and for other general corporate purposes. The term loan requires us to maintain financial covenants and is secured by first mortgage bonds covering certain of our electric and gas assets. The term loan matures in December 2006, provides for quarterly principal and interest payments, and bears interest at a variable rate, subject to an interest rate floor of 8.50%.

On March 14, 2003, Expanets and Avaya restructured their relationship and resolved all outstanding issues between the parties relating to certain operating issues and disputes with respect to customer data migration, and customer data and billing management services stemming from the GEM transaction. The principal terms of the new arrangement are:

- The outstanding principal balance on the Expanets Credit Facility of approximately $27 million has been extended and is now due in three equal installments of approximately $9 million on each of January 1, April 1 and July 1, 2004. No new borrowings are permitted under the facility and our repurchase obligation will remain in place until the balance is fully paid.
- Avaya has cancelled Expanets' subordinated note in the face amount of $35 million due 2005. The subordinated note was noninterest bearing and had a carrying value of $27 million as of December 31, 2002.
- Expanets and Avaya revised their agreement in which Avaya will provide services support for the Expanets Technical Assistance Center.
- Avaya relinquished all of its equity interests in Expanets represented by two series of preferred stock.

23. Segment and Related Information

We operate our business in five reporting segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) communications; (iv) heating, ventilation and air conditioning, or HVAC, and plumbing related services; and (v) all other, which primarily consists of our other miscellaneous service and nonenergy related operations and activities that are not included in the other identified segments, together with the unallocated corporate costs and investments, and any eliminating amounts.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the parent allocates some of its operating expenses and interest expense to the operating segments according to a methodology designed by management for internal reporting purposes and involves estimates and assumptions. Financial data for the business segments, excluding the discontinued operations of CornerStone, are as follows:

in thousands	Total Electric and Natural Gas	Communications	HVAC	All Other	Total
2002					
Operating revenues	$ 775,369	$ 710,452	$ 471,824	$ 33,864	$1,991,509
Cost of sales	338,731	444,534	306,666	5,478	1,095,409
Gross margin	436,638	265,918	165,158	28,386	896,100
Selling, general and administrative	230,203	314,025	166,296	61,102	771,626
Goodwill and other impairment charges	—	288,741	301,653	35,729	626,123
Depreciation	61,439	26,238	7,933	2,957	98,567
Amortization of goodwill and other intangibles	—	28,813	586	19	29,418
Operating income (loss)	144,996	(391,899)	(311,310)	(71,421)	(629,634)
Interest expense	(81,149)	(30,903)	(487)	(16,997)	(129,536)
Investment income and other	2,709	—	123	(8,214)	(5,382)
Income (loss) before taxes and minority interests	66,556	(422,802)	(311,674)	(96,632)	(764,552)
Benefit (provision) for taxes	(10,190)	(22,780)	(9,071)	42,839	798
Income (loss) before minority interests	$ 56,366	$ (445,582)	$(320,745)	$ (53,793)	$ (763,754)
Total assets	$2,078,245	$ 333,609	$ 105,272	$155,799	$2,672,925
2001					
Operating revenues	$ 251,208	$1,032,033	$ 423,803	$ 16,934	$1,723,978
Cost of sales	142,112	648,036	267,978	11,230	1,069,356
Gross margin	109,096	383,997	155,825	5,704	654,622
Selling, general and administrative	42,284	431,477	145,954	22,664	642,379
Depreciation	16,428	13,518	9,148	1,942	41,036
Amortization of goodwill and other intangibles	—	35,647	7,245	269	43,161
Restructuring charge	4,499	5,906	7,239	7,272	24,916
Operating income (loss)	45,885	(102,551)	(13,761)	(26,443)	(96,870)
Interest expense	(8,692)	(17,330)	(3,835)	(19,391)	(49,248)
Investment income and other	306	683	204	6,830	8,023
Income (loss) before taxes and minority interests	37,499	(119,198)	(17,392)	(39,004)	(138,095)
Benefit (provision) for taxes	(11,857)	32,190	3,830	18,307	42,470
Income (loss) before minority interests	$ 25,642	$ (87,008)	$ (13,562)	$ (20,697)	$ (95,625)
Total assets	$ 369,915	$ 775,186	$ 386,249	$226,491	$1,757,841
2000					
Operating revenues	$ 181,309	$1,104,034	$ 408,829	$ 15,302	$1,709,474
Cost of sales	88,156	740,553	260,975	10,800	1,100,484
Gross margin	93,153	363,481	147,854	4,502	608,990
Selling, general and administrative	39,211	350,926	129,447	16,853	536,437
Depreciation	15,919	7,614	7,901	1,328	32,762
Amortization of goodwill and other intangibles	—	29,552	5,891	38	35,481
Operating income (loss)	38,023	(24,611)	4,615	(13,717)	4,310
Interest expense	(7,760)	(4,019)	(4,877)	(21,326)	(37,982)
Investment income and other	(194)	508	401	8,266	8,981
Income (loss) before taxes and minority interests	30,069	(28,122)	139	(26,777)	(24,691)
Benefit (provision) for taxes	(9,819)	8,323	(2,404)	10,367	6,467
Income (loss) before minority interests	$ 20,250	$ (19,799)	$ (2,265)	$ (16,410)	$ (18,224)
Total assets	$ 368,308	$ 729,063	$ 378,711	$125,178	$1,601,260

	2002		2001		2000	
in thousands	Electric	Natural Gas	Electric	Natural Gas	Electric	Natural Gas
Operating revenues	$535,043	$240,326	$106,995	$144,213	$86,575	$94,734
Cost of sales	205,607	133,124	23,052	119,060	16,782	71,374
Gross margin	329,436	107,202	83,943	25,153	69,793	23,360
Selling, general and administrative	169,439	60,764	27,734	14,550	25,397	13,814
Depreciation	48,888	12,551	13,193	3,235	12,663	3,256
Restructuring charge	—	—	3,329	1,170	—	—
Operating income	$111,109	$ 33,887	$ 39,687	$ 6,198	$31,733	$ 6,290

24. Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited financial data for each of the quarters within fiscal 2002 and 2001. The information for 2002 has been derived from our restated consolidated financial statements for the quarters ended March 30, 2002, June 30, 2002, and September 30, 2002. We have filed amended Quarterly Reports on Form 10-Q/A filed in April 2003 for these respective periods, which provide detailed discussion of the restatement adjustments, and in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period. Amounts presented are in thousands, except per share data.

in thousands except per share amounts

	First	Second	Third	Fourth
2002				
Operating revenues	$456,127	$494,763	$501,401	$ 539,218
Gross margin	$188,715	$237,740	$244,126	$ 225,519
Operating income (loss)	$ 10,781	$ 16,979	$ 23,311	$(680,705)
Net loss before extraordinary item	$ (32,683)	$ (13,893)	$ (55,362)	$(748,557)
Extraordinary item, net of tax	$ (13,447)	$ —	$ —	$ —
Net loss	$ (46,130)	$ (13,893)	$ (55,362)	$(748,557)
Average common shares outstanding	27,397	27,397	27,397	36,636
Loss per average common share (basic and diluted):+				
Net income (loss) from continuing operations	$ 0.04	$(0.60)	$ 0.26	$(20.62)
Discontinued operations	$(1.46)	$(0.19)	$(2.04)	$ (0.02)
Extraordinary loss on debt extinguishment	$(0.49)	$ —	$ —	$ —
Net loss	$(1.68)	$(0.51)	$(2.02)	$(20.43)
Loss on common stock	$(1.91)	$(0.79)	$(2.30)	$(20.64)
Dividends per share	$.3175	$.3175	$.3175	$.3175
Stock price:				
High	$23.64	$22.30	$16.90	$9.79
Low	$20.35	$14.20	$ 8.40	$4.30
Quarter-end close	$22.00	$16.95	$ 9.76	$5.08
2001				
Operating revenues	$477,592	$476,846	$398,705	$370,835
Gross margin	$155,144	$188,838	$165,597	$145,043
Operating income (loss)	$ (37,102)	$ (3,235)	$ (12,134)	$ (19,479)
Net income	$ 18,389	$ 10,780	$ 10,272	$ 5,091
Average common shares outstanding	23,433	23,669	23,706	26,724
Income (loss) per average common share (basic):+				
Income from continuing operations	$0.56	$ 0.54	$ 0.59	$ 0.21
Discontinued operations	$0.22	$(0.09)	$(0.16)	$(0.02)
Net income	$0.78	$ 0.46	$ 0.43	$ 0.19
Earnings on common stock	$0.71	$ 0.38	$ 0.36	$ 0.12
Income (loss) per average common share (diluted):+				
Income from continuing operations	$0.56	$ 0.54	$ 0.59	$ 0.21
Discontinued operations	$0.22	$(0.09)	$(0.16)	$(0.02)
Net income	$0.78	$ 0.46	$ 0.43	$ 0.19
Earnings on common stock	$0.70	$ 0.38	$ 0.36	$ 0.12
Dividends per share	$.2975	$.2975	$.2975	$.3175
Stock price:				
High	$25.65	$26.75	$23.10	$22.35
Low	$21.63	$21.75	$20.90	$18.25
Quarter-end close	$24.50	$22.40	$22.00	$21.05

+The quarterly per share amounts do not total to the annual per share amounts due to the effect of common stock issuances during the year.

FIVE-YEAR FINANCIAL SUMMARY

in thousands except per shareand shareholders data	2002	2001	2000	1999	1998
FINANCIAL RESULTS					
Operating revenues	$1,991,509	$1,723,978	$1,709,474	$ 757,940	$ 419,452
Gross margin	896,100	654,622	608,990	328,889	198,419
Operating expenses	1,525,734	751,492	604,680	285,358	154,184
Income (loss) from continuing operations	(629,634)	(96,870)	4,310	43,531	44,235
Interest expense	(129,536)	(49,248)	(37,982)	(20,978)	(15,546)
Investment income and other	(5,382)	8,023	8,981	9,800	5,700
Income (loss) from continuing operations before income taxes and minority interests	(764,552)	(138,095)	(24,691)	32,353	34,389
Benefit (provision) for income taxes	798	42,470	6,467	(13,145)	(10,223)
Income (loss) from continuing operations before minority interests	(763,754)	(95,625)	(18,224)	19,208	24,166
Minority interests in net loss of consolidated subsidiaries	14,914	141,448	67,820	24,788	5,315
Discontinued operations, net of taxes and minority interests	(101,655)	(1,291)	(43)	667	910
Extraordinary item, net of taxes	(13,447)	—	—	—	—
Net income (loss)	$ (863,942)	$ 44,532	$ 49,553	$ 44,663	$ 30,391
COMMON STOCK DATA					
Basic earnings (loss) per share	$(30.04)	$1.54	$1.85	$1.64	$1.45
Diluted earnings (loss) per share	$(30.04)	$1.53	$1.83	$1.62	$1.44
Basic earnings (loss) per share from continuing operations	$(26.17)	$1.59	$1.85	$1.61	$1.40
Diluted earnings (loss) per share from continuing operations	$(26.17)	$1.58	$1.83	$1.59	$1.39
Average shares outstanding:					
Basic	29,726	24,390	23,141	23,094	18,660
Diluted	29,726	24,455	23,338	23,372	18,816
Dividends paid per common share	$1.27	$1.210	$1.130	$1.050	$.985
Annual dividend rate at year end	$1.27	$1.27	$1.19	$1.11	$1.03
Book value per share at year end	$(12.25)	$14.56	$13.65	$13.00	$12.21
Common stock price range:					
High	$23.640	$26.750	$23.937	$27.125	$27.375
Low	$4.300	$18.250	$19.125	$20.625	$20.250
Close at year end	$5.080	$21.050	$23.125	$22.000	$26.438
Common shareholders at year end	9,885	10,358	10,371	10,475	10,116
FINANCIAL POSITION (as of December 31)					
Total assets	$2,672,925	$2,641,685	$2,898,070	$1,956,761	$1,728,474
Working capital	18,863	(245,780)	40,314	100,193	57,739
Short-term debt	57,878	356,445	49,207	37,554	16,554
Long-term debt, excluding current portion	1,704,016	411,349	583,708	340,978	259,373
Total debt (including subsidiaries)	1,761,894	767,794	632,915	378,532	275,927
Common shareholders' equity (deficit)	(456,076)	396,578	319,549	300,371	282,134
Preferred stock not subject to mandatory redemption	—	3,750	3,750	3,750	3,750
Preferred stock subject to mandatory redemption	370,250	187,500	87,500	87,500	87,500
Ratio of earnings of fixed charges[1]	—	—	—	2.17	2.84

(1) The fixed charges exceeded earnings, as defined by this ratio, by $764.6 million, $138.1 million and $24.7 million in 2002, 2001 and 2000, respectively.

BOARD OF DIRECTORS

Marilyn R. Seymann • +
(Chairman of the Board)
President and CEO
M ONE, Inc.
Phoenix, AZ – Elected 2000

Gary G. Drook •
Chief Executive Officer
NorthWestern Corporation
Sioux Falls, SD – Elected 1998

Richard R. Hylland
President and Chief Operating Officer
NorthWestern Corporation
Sioux Falls, SD – Elected 1995

Randy G. Darcy +
Sr. Vice President – Operations
General Mills, Inc.
Minneapolis, MN – Elected 1998

Jerry W. Johnson * •
Visiting Scholar
Congressional Budget Office,
U. S. Congress
Vermillion, SD – Elected 1994

Larry F. Ness * +
Chairman and Chief Executive Officer
First Dakota Financial Corp. and
First Dakota National Bank
Yankton, SD – Elected 1991

Bruce I. Smith * •
Attorney and Partner
Leininger, Smith, Johnson, Baack,
Placzek, Steele and Allen
Grand Island, NE – Elected 1989

• *Governance Committee*
+ *Compensation Committee*
* *Audit Committee*

EXECUTIVE LEADERSHIP

Gary G. Drook
Chief Executive Officer

Richard R. Hylland
President and Chief Operating Officer

William M. Austin
Chief Restructuring Officer

Daniel K. Newell
Senior Vice President,
NorthWestern Corporation
Managing Director and Chief Executive
Officer, NorthWestern Growth

Eric R. Jacobsen
Senior Vice President, General Counsel
and Chief Legal Officer,
NorthWestern Corporation
President and Chief Operating Officer,
NorthWestern Growth

Kipp D. Orme
Vice President and Chief Financial Officer

John R. Van Camp
Vice President – Human Resources

Maurice C. Worsfold
Vice President – Audit and Controls

NORTHWESTERN ENERGY

Michael J. Hanson
President and Chief Executive Officer

EXPANETS, INC.

John C. Charters
Chief Executive Officer

BLUE DOT SERVICES INC.

Daniel K. Newell
President and Chief Executive Officer

INVESTOR INFORMATION

SHAREHOLDER HOTLINE

If you are a registered common shareholder and have a question about your account or you would like to report a change in your name or address, please call NorthWestern's shareholder services and transfer agent, Wells Fargo, toll free at **877-778-6783.** Shareholder service representatives are available Monday through Friday from 8 a.m. to 6 p.m. Central time. Shareholders may send questions electronically by e-mail at **www.wellsfargo.com/shareownerservices.**

Shareholders may write to:
NorthWestern Corporation
c/o Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, MN 55075

Toll Free Shareholder Phone Service:
877-778-6783
Fax: 651-450-4033

DIRECT STOCK PURCHASE PLAN

Investors may purchase shares of NorthWestern's common stock directly through our Direct Stock Purchase Plan. Features of the plan include optional monthly purchases of stock. A Plan prospectus and enrollment form are available upon request through Wells Fargo Shareowner Services either by phone, e-mail or fax. Shareholders may also develop an online account through www.shareowneronline.com.

FINANCIAL REPORTS

NorthWestern's Annual Report, Proxy Statement, Form 10-K, Form 10-Q and all other SEC filings are available on NorthWestern's Web site at **www.northwestern.com.** Information is also available by contacting Investor Relations and requesting hard copies.

CORPORATE HEADQUARTERS

NorthWestern Corporation
125 S. Dakota Ave.
Sioux Falls, SD 57104
605-978-2908

INVESTOR RELATIONS AND INSTITUTIONAL INVESTOR INQUIRIES

Phone: 605-978-2848
Fax: 605-978-2840
E-mail: investor@northwestern.com

COMMON STOCK DATA

NorthWestern's common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol NOR.

Shares outstanding as of December 31, 2002: 37,396,762


NorthWestern

For more information on NorthWestern Corporation, visit our Web site at www.northwestern.com.







NorthWestern
CORPORATION

125 SOUTH DAKOTA AVENUE • SIOUX FALLS, SOUTH DAKOTA 57104
www.northwestern.com